Form 10-K405, Exhibit 13
period 1996-12-31
CONGOLEUM CORP
filed 1997-03-14
CIK 23341

Congoleum Corporation
SELECTED FINANCIAL DATA
(in thousands, except per share amounts)


                               For the years ended        For the ten   For the five   For the year
                                   December 31,           months ended  months ended       ended
                            --------------------------    December 31,  February 28,   September 30,
                             1996       1995      1994      1993(a)     1993(b)(c)(d)     1992(d)
---------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales                  $ 269,451  $ 263,147  $ 265,784  $ 211,140   $  65,935       $ 164,216
Cost of sales                180,520    184,621    173,184    141,706      49,307         116,735
Selling, general and
 administrative expenses      63,662     56,989     58,190     45,798      19,723          43,736
Restructuring and
 integration costs                --         --         --         --      18,265              --
-------------------------------------------------------------------------------------------------
Income (loss) from
 operations                   25,269     21,537     34,410     23,636     (21,360)          3,745
Interest expense, net         (6,369)    (6,708)    (6,968)    (5,341)     (2,155)         (4,265)
Related party interest
 expense                          --         --         --         --        (855)         (1,715)
Other income (expense),
 net                           1,095      1,135      1,184       (562)        125             220
-------------------------------------------------------------------------------------------------
Income (loss) before taxes
 and cumulative effect of
 changes in accounting
 principles                   19,995     15,964     28,626     17,733     (24,245)         (2,015)
Provision (benefit) for
 income taxes                  7,898      6,529     11,131      6,561      (7,868)           (401)
-------------------------------------------------------------------------------------------------
Income (loss) before
 accounting changes           12,097      9,435     17,495     11,172     (16,377)         (1,614)
Cumulative effect of
 changes in accounting
 principles                       --         --         --         --     (10,782)             --
-------------------------------------------------------------------------------------------------
Net income (loss)          $  12,097  $   9,435  $  17,495  $  11,172   $ (27,159)      $  (1,614)
=================================================================================================
Net income per common
 share                     $    1.21  $     .94  $    1.75  $     .79   $   (4.53)      $    (.27)
Average shares outstanding    10,001     10,000     10,000     11,447       6,000           6,000

Balance Sheet Data (at end
  of period):
Total assets               $ 219,798  $ 206,842  $ 204,822  $ 175,546   $ 179,723       $ 129,028
Total debt                    87,750     90,000     90,000     61,423      81,941          55,395
Stockholders' equity          33,667     22,602     19,410      9,017         293          27,644

[FN]
(a) Includes results of the Tile Division acquired effective February 28, 1993.
(b) In connection with the Acquisition of the Amtico Tile Division of American Biltrite, the Company adopted a plan of restructuring and integration to combine its operations with the Tile Division and recorded nonrecurring charges of $18.3 million in February 1993. The restructuring and integration charges include provisions for environmental remediation (arising as a result of the change in ownership of the acquired facilities), transaction costs, product line and distribution consolidation, severance cost, termination of various lease commitments, write-off of plant equipment and other assets, and other costs associated with combining and integrating operations.
(c) Effective October 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes" resulting in a one-time charge of $10.8 million, net of related tax benefits of $2.5 million.
(d) Prior to the acquisition, the Company's fiscal year ended September 30. At the effective date of the acquisition, February 28, 1993, the Company adopted a December 31 fiscal year end. Based on the significant impact of the acquisition on the business and operations of the Company, the period prior to the acquisition, consisting of five months ended February 28, 1993 is presented as a transition period.

Congoleum Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
=================================================================

RESULTS OF OPERATIONS

   The Company's business is cyclical and is affected by the same economic factors that affect the remodeling and housing indus tries in general, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions.

  In addition to external economic factors, the Company's results are sensitive to sales and manufacturing volume, competitors' pricing, consumer preferences for flooring products, raw material costs and the mix of products sold. The manufacturing process is capital intensive and requires substantial investment in facilities and equipment. The cost of operating these facilities generally does not vary in direct proportion to production volume, and consequently operating results fluctuate disproportionately with changes in sales volume.

Year  Ended December 31, 1996 as  Compared  to  Year  Ended
December 31, 1995

   Net sales for the year ended December 31, 1996 were $269.4 million as compared to $263.1 million for the year ended December 31, 1995, an increase of $6.3 million or 2.4%. Sales were higher in 1996 due to new customers, increased demand from the manufactured housing industry and a 2-3% price increase. Partially offsetting this was a decline in purchases by a major retail customer currently operating under bankruptcy protection. This decline is expected to continue in 1997.

   Gross  profit for the year ended December 31, 1996  was  $88.9 million, or 33.0% of sales, compared to $78.5 million, or 29.8% of sales for the previous year, an increase of $10.4 million, or 13.3%. The improvement in gross profit during 1996 was due to lower raw material costs, increased sales and pricing, and improved manufacturing productivity.

   Selling, general and administrative expenses amounted to $63.7 million for the year ended December 31, 1996, compared to $57.0 million for 1995, an increase of $6.7 million or 11.7%. Higher spending on marketing and new product development programs, together with costs associated with establishing new distribution in Canada, were the primary contributors to the increase, which was partially offset by lower bad debt expense in 1996. As a percent of sales, selling, general, and administrative expenses amounted to 23.6% for the year ended December 31, 1996, compared to 21.7% for 1995.

   Income from operations was $25.3 million (9.4% of net sales) for the year ended December 31, 1996, up from $21.5 million (8.2% of net sales) for 1995, an increase of $3.7 million (17.3%). The improvement in operating income during 1996 was the result of higher sales and gross profit margins, net of the increase in selling, general and administrative costs.

   Interest income increased from $1.5 million in 1995 to $1.8 million in 1996 due to higher average cash and short-term investment balances during the year ended December 31, 1996. The provision for income taxes declined from 40.9% of income before income taxes for 1995 to 39.5% for 1996 as a result of lower effective state income taxes.

   Net  income  for the year ended December 31,  1996  was  $12.1 million, compared to net income of $9.4 million for 1995, an increase of $2.7 million or 28.2%.

Year  Ended December 31, 1995  as  Compared  to  Year  Ended
December 31, 1994

      Net sales for the year ended December 31, 1995 were $263.1 million as compared to $265.8 million in the previous year, a decrease of $2.7 million, or 1.0%. Weak consumer demand for residential floor covering, coupled with reduced purchases by a major retailer, more than offset a 3-4% price increase which took place January 1, 1995 and greater sales to the manufactured housing segment. Sales of products in the mid to low-price segments were most negatively affected, as the success of newly introduced products (Futura and Forum Wood Plank) helped maintain sales in the high-price segment at levels comparable to 1994.

      Gross profit for the year ended December 31, 1995 was $78.5 million, or 29.8% of sales, compared to $92.6 million, or 34.8% of sales, in the same period one year earlier, a decline of $14.1
million  or  15.2%.   The  majority of decline  in  gross  profit
resulted from lower margins, with the balance due to lower sales. The decline in gross profit margins in 1995 versus 1994 was primarily due to the Company's inability to pass on to its customers the sharply higher raw material costs experienced in 1995, which were approximately 12% higher than 1994 levels.
The higher proportion of relatively lower margin sales to the manufactured housing industry in the sales mix was also a factor in the margin decline, as were production inefficiencies experienced during the unseasonably hot summer of 1995.

      Selling, general and administrative expenses amounted to $57.0 million for the year ended December 31, 1995, compared to $58.2 million for the same period one year earlier, a decrease of $1.2 million, or 2.1%. Management control of operating expenses, coupled with lower marketing and freight costs associated with the mix of products sold in 1995, more than offset a $2.5 million charge to bad debt expense related to the bankruptcy filing of a major retailer. As a percent of sales, selling, general and administrative expenses amounted to 21.7% in the twelve months ended December 31, 1995 as compared to 21.9% in the comparable earlier period.

     Income from operations was $21.5 million (8.2% of net sales) in the year ended December 31, 1995, compared to operating income of $34.4 million (12.9% of net sales) in the year earlier period, a decrease of $12.9 million, or 37.4%. The decrease reflects the impact of lower gross profit margins and sales, partly offset by reductions in selling, general and administrative expenses.

      Interest expense, net, was $6.7 million for the year ended December 31, 1995, compared to $7.0 million for the comparable prior period. Higher interest expense in 1995, reflecting a full year of interest on the Senior Notes (see Note 5 of Notes to Financial Statements) versus eleven months in 1994, was more than offset by higher investment interest income, the result of both higher average invested balances and higher rates earned on those investments. Other income, net, for the year ended December 31, 1995 was $1.1 million compared to $1.2 million for the year ended December 31, 1994 reflecting slightly lower royalty income.

      Net  income for the year ended December 31, 1995  was  $9.4 million compared to net income of $17.5 million one year earlier, a decrease of $8.1 million, primarily reflecting the after tax decrease in operating income.

LIQUIDITY AND CAPITAL RESOURCES

  On February 8, 1995, the Company completed a public offering of 4,650,000 shares of a new series of Class A Common Stock (the Class A shares) for $13 per share (the "Offering") and implemented a Plan of Repurchase (see Notes 1 and 17 of Notes to Financial Statements). The Company's capital stock outstanding immediately prior to the consummation of the merger contemplated in the Plan of Repurchase was converted in the merger into 10,000,000 shares (the "Recapitalization") of a new series of Class B Common Stock (the Class B shares). The net proceeds of approximately $55.2 million after deducting fees, together with approximately $5.2 million of other funds of the Company, were used to repurchase 4,650,000 Class B shares held by Hillside. As a result, the cash and stockholders' equity of the Company immediately following the Offering was approximately $5.2 million lower than it was immediately prior to the Offering.

   On February 1, 1994, the Company completed a public offering for $90 million of Senior Notes due 2001. The Senior Notes, issued at par, bear interest at 9%. The indenture under which the notes were issued includes certain restrictions on indebtedness and dividend payments. The net proceeds of the offering of approximately $85.8 million after deducting fees were used for retirement of all outstanding long-term debt and mandatory redeemable Series A and B preferred stock. In addition, the Company paid $8.5 million to repurchase outstanding warrants on the Company's Class C common stock. In connection with the retirement of the existing long-term debt, the Company amended its revolving credit facility. The amended facility provides for borrowings up to $30 million with interest at 1% over prime, or 2 3/4% over LIBOR. This financing agreement contains certain covenants which include the maintenance of
minimum   net  worth  and  restrictions  on  the  incurrence   of
additional debt. Borrowings under this facility are collateralized by inventory, receivables and documents of title. At December 31, 1996, the Company had unused borrowing availability under the amended revolving credit facility of $26.9 million.

   Cash and cash equivalents, including short-term investments at December 31, 1996 were $48.1 million, an increase of $8.0 million over December 31, 1995. Working capital at December 31, 1996 was $62.0 million, up from $56.6 million one year earlier. The ratio of current assets to current liabilities at December 31, 1996 was 2:1, substantially the same as one year earlier. The ratio of debt to total capital at December 31, 1996 was .40, compared to

 .44 one year earlier. Net cash provided by operations during the year ended December 31, 1996 was $23.1 million, up 38.6% from the same period one year earlier. Capital expenditures in 1996 totaled $12.8 million.

   During 1996, the Company's Board of Directors authorized the repurchase of $5 million of the Company's Class A shares and $10 million of its 9% Senior Notes. At December 31, 1996, $2.3 million had been expended on Senior Note repurchases and $49 thousand on repurchases of Class A shares.

   The Company is proceeding with a program to modernize and improve its plant and equipment, and has budgeted capital expenditures of approximately $20 million for the year ending December 31, 1997. Annual capital expenditures are expected to continue at approximately this level for the next two to three years.

   The  Company  has  recorded  what  it  believes  are  adequate provisions for environmental remediation and product-related liabilities, including provisions for testing for potential remediation of conditions at its own facilities. While the Company believes its estimate of the future amount of these liabilities is reasonable, that such amounts will not have a material adverse impact on the Company's financial position, and that they will be paid over a period of five to ten years, the timing and amount of such payments may differ significantly from the Company's assumptions. Although the effect of future government regulation could have a significant effect on the Company's costs, the Company is not aware of any pending legislation which could have a material adverse effect on its financial position. There can be no assurances that the costs of any future government regulations could be passed along to its customers.

        The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims (more fully discussed in "Legal Proceedings" in Part I Item 3. and "Environmental Regulation" in Part I Item 1. of the Company's Annual Report on Form 10-K). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of clean-up costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general, environmental and asbestos-related contingencies.

   The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a clean-up program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and clean-ups progress, these liabilities are adjusted based upon progress in determining the timing and extent of remedial actions and the related costs and damages. The extent and amounts of the liabilities can change substantially due to factors such as the nature or extent of contamination, changes in remedial requirements and technological improvements. Estimated insurance recoveries related to these liabilities are reflected in other noncurrent assets (see Note 16 of Notes to Financial Statements).

    Although the outcome of these matters could result in significant expenses or judgments, management does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position of the Company.

   The Company's principal sources of capital are net cash provided by operating activities and borrowings under its Amended and Restated Financing Agreement. The Company believes these sources will be adequate to fund working capital requirements, debt service payments and planned capital expenditures through the foreseeable future.

Congoleum Corporation
BALANCE SHEETS
(dollars in thousands, except per share amounts)
=============================================================================
                                                    December 31,  December 31,
                                                        1996          1995
-----------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                          $   30,629    $   40,103
  Short-term investments                                 17,500            --
  Accounts and notes receivable, less allowance for
    doubtful accounts and cash discounts of $3,406
    and $5,095 as of December 31, 1996 and 1995          18,886        16,755
  Inventories                                            47,450        48,018
  Prepaid expenses and other current assets               1,014           918
  Deferred income taxes                                   2,874         4,210
-----------------------------------------------------------------------------
    Total current assets                                118,353       110,004
Property, plant, and equipment, net                      78,313        74,208
Goodwill, net                                            12,683        13,115
Deferred income taxes                                     3,068         2,873
Other noncurrent assets                                   7,381         6,642
-----------------------------------------------------------------------------
    Total assets                                     $  219,798    $  206,842
=============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                   $   20,338    $   21,397
  Accrued liabilities                                    32,425        29,634
  Accrued income taxes                                    1,663           346
  Deferred income taxes                                   1,924         2,072
-----------------------------------------------------------------------------
    Total current liabilities                            56,350        53,449
Long-term debt                                           87,750        90,000
Other liabilities                                        19,401        17,601
Noncurrent pension liability                             12,381        12,575
Accrued postretirement benefit obligation                10,249        10,615
-----------------------------------------------------------------------------
    Total liabilities                                   186,131       184,240
-----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, par value $0.01; 1,000,000 shares
  authorized; none issued or outstanding                     --            --
Class A common stock, par value $0.01; 20,000,000
  shares authorized; 4,650,000 shares issued;
  4,645,500 and 4,650,000 outstanding as of
  December 31, 1996 and 1995                                 47            47
Class B common stock, par value $0.01;
  5,350,000 shares authorized, issued and outstanding
  as of December 31, 1996 and 1995                           53            53
Additional paid-in capital                               55,172        55,172
Retained deficit                                        (19,561)      (31,658)
Minimum pension liability adjustment                     (1,995)       (1,012)
Common stock held in treasury, at cost; 4,500 shares
  at December 31, 1996                                      (49)           --
-----------------------------------------------------------------------------
    Total stockholders' equity                           33,667        22,602
-----------------------------------------------------------------------------
    Total liabilities and stockholders' equity      $   219,798    $  206,842
=============================================================================

[FN]
The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
=============================================================================
                                                  For the years ended
                                                      December 31,
                                          ------------------------------------
                                             1996         1995          1994
------------------------------------------------------------------------------
Net sales                                $  269,451    $  263,147   $  265,784
Cost of sales                               180,520       184,621      173,184
Selling, general and administrative
  expenses                                   63,662        56,989       58,190
------------------------------------------------------------------------------
        Income from operations               25,269        21,537       34,410

Other income (expense):
  Interest income                             1,784         1,479          879
  Interest expense                           (8,153)       (8,187)      (7,847)
  Other income                                1,436         1,407        1,818
  Other expense                                (341)         (272)        (634)
------------------------------------------------------------------------------
        Income before income taxes           19,995        15,964       28,626
  Provision for income taxes                  7,898         6,529       11,131
==============================================================================
        Net income                       $   12,097    $    9,435   $   17,495
==============================================================================
        Net income per common share      $     1.21    $      .94   $     1.75
==============================================================================
        Weighted average number of
          common and equivalent
          shares outstanding                 10,001        10,000       10,000
==============================================================================

[FN]
The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands, except per share amounts)
==============================================================================
                       Common Stock      Common Stock                              Minimum
                       par value $1     par value $0.01    Additional              Pension
                     ----------------   ----------------     Paid-in   Retained   Liability   Treasury
                     Class A  Class B   Class A  Class B     Capital    Deficit   Adjustment    Stock     Total
---------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1993                 $ 4      $ 5                          $  55,661   $ (46,331) $  (322)             $  9,017

Repurchase of
 outstanding warrants                                                      (7,199)                        (7,199)

Dividends accrued on
 redeemable Series A
 and Series B
 preferred stock                                                             (225)                          (225)

Minimum pension
 liability adjustment,
 net of tax benefit                                                                    322                   322

Net income                                                                 17,495                         17,495

Recapitalization in
 conjunction with the
 public offering
 (Note 17)             (4)      (5)               $  100          (91)                                        --
----------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1994                  --       --                   100       55,570     (36,260)      --                19,410

Initial public offering
 of 4,650,000 shares of
 Class A common stock                    $  47                 55,172                                     55,219

Repurchase and
 retirement of 4,650,000
 shares of Class B
 common stock                                        (47)     (55,570)     (4,833)                       (60,450)


Minimum pension
 liability adjustment,
 net of tax benefit                                                                 (1,012)               (1,012)

Net income                                                                  9,435                          9,435
----------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1995                  --       --          47        53       55,172     (31,658)  (1,012)               22,602

Purchase of treasury
 stock                                                                                         $ (49)        (49)

Minimum pension
 liability adjustment,
 net of tax benefit                                                                   (983)                 (983)

Net income                                                                 12,097                         12,097
----------------------------------------------------------------------------------------------------------------
Balance, December 31,
 1996                  --       --       $  47    $   53    $  55,172   $ (19,561) $(1,995)    $ (49)   $ 33,667
---------------------------------------------------------------------------------------------------------------

[FN]
The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
STATEMENTS OF CASH FLOWS
(dollars in thousands)
=============================================================================

                                                   For the years ended
                                                       December 31,
                                            ---------------------------------
                                             1996         1995         1994
-----------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                              $  12,097    $  9,435     $  17,495
  Adjustments to reconcile net income
   to net cash provided (used) by
   operating activities:
     Depreciation                             8,696       7,593         7,687
     Amortization                             1,087       1,025         1,054
     Provision for doubtful accounts            600       2,800           817
     Deferred income taxes                      994       1,107         1,665
     Loss on disposition of assets               16          94            16
     Changes in certain assets and
      liabilities:
        Accounts and notes receivable        (2,731)     (2,107)        2,126
        Inventories                             568      (1,124)       (1,723)
        Prepaid expenses and other
         current assets                        (140)        239          (257)
        Accounts payable                     (1,059)       (350)        1,004
        Accrued liabilities                   4,108      (1,422)       (3,269)
        Other liabilities                    (1,094)       (596)        2,428
-----------------------------------------------------------------------------
          Net cash provided by
           operating activities              23,142      16,694        29,043
-----------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                      (12,817)    (10,178)      (10,726)
  Purchase of short-term investments        (45,000)    (12,500)      (40,500)
  Maturities of short-term investments       27,500      36,500        16,500
-----------------------------------------------------------------------------
          Net cash provided (used) by
           investing activities             (30,317)     13,822       (34,726)
-----------------------------------------------------------------------------
Cash flows from financing activities:
  Decrease in revolving credit facility          --          --          (473)
  Proceeds from issuance of long-term debt       --          --        90,000
  Retirement of long-term debt and
   redeemable preferred stock                    --          --       (59,874)
  Debt issuance costs                            --          --        (3,387)
  Payments to reduce long-term debt          (2,250)         --            --
  Equity offering cost                           --      (1,000)           --
  Proceeds from equity offering                  --      56,219            --
  Purchase of Class B shares                     --     (60,450)           --
  Repurchase of common stock warrants            --          --        (8,500)
  Purchase of treasury stock                    (49)         --            --
-----------------------------------------------------------------------------
          Net cash provided (used) by
           financing activities              (2,299)     (5,231)       17,766
-----------------------------------------------------------------------------
Net increase (decrease) in cash              (9,474)     25,285        12,083
Cash and cash equivalents:
  Beginning of year                          40,103      14,818         2,735
-----------------------------------------------------------------------------
  End of year                             $  30,629    $ 40,103     $  14,818
=============================================================================

[FN]
The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)
=============================================================================

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Business and Basis of Presentation - Congoleum Corporation (the "Company" or "Congoleum") manufactures and sells resilient sheet vinyl and vinyl tile flooring products primarily to wholesale distributors and major retailers in the United States and Canada. Prior to the closing of a public offering in February 1995 (the "Offering" - Note 17), the Company was an indirect subsidiary of Congoleum Holdings Incorporated ("Holdings"), which was controlled jointly by Hillside Industries Incorporated ("Hillside") and American Biltrite Inc. ("ABI").

     Upon completion of the Offering, the Company implemented a Plan of Repurchase pursuant to which its two-tiered holding company ownership structure was eliminated through the merger of Congoleum Holdings with and into the Company, with the Company as the surviving corporation. Consequently, the 1994 financial statements included herein are presented on a combined basis with Holdings which was formed on February 26, 1993. All significant intercompany transactions and accounts have been eliminated.

     Use of Estimates - Some of the information presented in this report constitutes "forward-looking statements" within meaning of the Private Securities Litigation Reform Act of 1995. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition - Revenue is recognized when products are shipped. Net sales are comprised of the total sales billed during the period less the sales value of goods returned, trade discounts and customers' allowances.

     Cash and Cash Equivalents - All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

     Short-Term Investments - Investments in A1/P1 Commercial Paper with a maturity greater than three months, but less than six months at the time of purchase are considered to be short-term investments. The carrying amount of the Commercial Paper approximates fair value due to its short maturity.

     Inventories - Inventories are stated at the lower of cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories.

     Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives (30 years for buildings and building improvements, 15 years for production equipment and heavy duty vehicles, 4 to 10 years for light duty vehicles and office furnishings and equipment) on the straight-line method for financial reporting and accelerated methods for income tax purposes. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to operations as incurred. When an asset is sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

     Debt Issue Costs - Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt agreements. Such costs, net of accumulated amortization, amounted to $2,359 and $3,014 at December 31, 1996 and 1995, respectively, and are included in other noncurrent assets.

     Goodwill - The excess of purchase cost over the fair value of net assets acquired (goodwill)is being amortized on a straight-line basis over 40 years. At each balance sheet date, the Company evaluates the recoverability of its goodwill using certain  financial  indicators,  such  as  historical and future
     ability  to  generate  income  from  operations.    Accumulated
     amortization amounted to $4,409 and $3,977 at December 31, 1996 and 1995, respectively.

     Income Taxes - The provision for income taxes is based on earnings reported in the financial statements under an asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes," that requires the recognition of deferred tax assets and liabilities and their reported amounts for financial statement purposes.

     Income Per Share - Net income per common share has been computed by dividing net income applicable to common stock by the weighted average number of common and common equivalent shares outstanding during the year, giving effect to dilutive stock options. For the periods ending December 31, 1996, 1995 and 1994, there is no difference between primary and fully dilutive net income per common share.

     Changes in Accounting Principles - Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the recognition of, or disclosure of, compensation expense for grants of stock options or other equity instruments issued to employees based on their fair value at the date of grant. As permitted by SFAS No. 123, the Company elected the disclosure requirements instead of recognition of compensation expense and therefore will continue to apply existing accounting rules. Effective January 1, 1995, the Company adopted SFAS No. 121 which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. The adoption of these standards had no effect on the Company's statement of financial position, income or liquidity.

     In October 1996, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants issued SOP 96-1, "Environmental Remediation Liabilities." SOP 96-1 provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities and is effective on January 1, 1997 for the Company. The adoption of SOP 96-1 is not expected to have a material effect on the Company's financial condition.


2.   INVENTORIES:

     A summary of the major components of inventories is as follows:

                                       December 31,      December 31,
                                          1996              1995
---------------------------------------------------------------------
 Finished goods                        $  34,920        $  34,122
 Work-in-process                           2,089            4,298
 Raw materials and supplies               10,441            9,598
---------------------------------------------------------------------
 Total inventories                     $  47,450        $  48,018
=====================================================================

     If the FIFO (first-in, first-out) method of inventory accounting (which approximates current cost) had been used, inventories would have been approximately $2,027 lower and $226 higher than reported at December 31, 1996 and 1995, respectively. The carrying value of certain LIFO inventories was reduced by market valuation reserves of $650 and $354 at December 31, 1996 and 1995, respectively.



3.   PROPERTY, PLANT, AND EQUIPMENT:

     A summary of the major components of property, plant, and equipment is as follows:

                                       December 31,     December 31,
                                           1996             1995
------------------------------------------------------------------------
Land                                   $   2,960        $   2,960
Buildings and improvements                27,706           25,014
Machinery and equipment                  113,352          108,514
Construction-in-progress                  11,844            6,607
------------------------------------------------------------------------
                                         155,862          143,095
Less accumulated depreciation            (77,549)         (68,887)
------------------------------------------------------------------------
Total property, plant, and
  equipment, net                       $  78,313        $  74,208
========================================================================

     The amount of approved but unexpended capital appropriations at December 31,1996 was $5,684, substantially all of which is planned to be expended during 1997.


4.  ACCRUED LIABILITIES:

     Accrued liabilities consists of the following:

                                       December 31,     December 31,
                                          1996             1995
-----------------------------------------------------------------------
 Accrued marketing and
   sales promotion                     $  16,565        $  15,089
 Employee compensation
   and related benefits                    8,305            7,205
 Interest                                  3,362            3,453
 Environmental remediation
   and product-related liabilities           957              957
 Other                                     3,236            2,930
----------------------------------------------------------------------
 Total accrued liabilities             $  32,425        $  29,634
======================================================================


5.  LONG-TERM DEBT:

     Long-term debt consists of the following:

                                       December 31      December 31
                                          1996             1995
----------------------------------------------------------------------
 9% Senior Notes due 2001              $  87,750        $  90,000


     On February 1, 1994, the Company completed a public offering for $90,000 of Senior Notes (the "Senior Notes") due 2001. The Senior Notes, issued at par, bear interest at 9.0%. The Indenture under which the notes were issued includes certain restrictions on additional indebtedness and dividend payments.

     A portion of the net proceeds of approximately $85,850, after deducting fees, of the Senior Note Offering was used for the retirement of all outstanding long-term debt and the redemption of all of the redeemable preferred stock held by Hillside and ABI. In addition, the Company paid $8,500 to repurchase the outstanding warrants on the Company's Class C common stock.

     The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 1998 at a predetermined redemption price (ranging from 103% to 100%), plus accrued and unpaid interest to the date of redemption.

     During 1996, the Company announced that its Board of Directors had approved a program to repurchase up to $10,000 of its outstanding Senior Notes either in the open market or in privately negotiated transactions. At December 31, 1996, the Company had repurchased $2,250 of its Senior Notes. In connection with the repurchase, the Company also wrote off a portion of the debt issuance cost associated with the repurchased Senior Notes. The net loss associated with the Senior Note repurchase was immaterial to the financial statements, and is included in other expense for the period ended December 31, 1996.

     The Company has a revolving credit facility which expires in 2000 that provides for borrowings up to $30,000 with interest at 1% over prime, or 2-3/4% over LIBOR, at the Company's option. This agreement provides for a commitment fee based on the average daily unused portion of the commitment equal to one quarter of one
     percent  per  annum.   This financing  agreement  contains certain
     covenants which include the maintenance of minimum net worth and restrictions on the incurrence of additional debt. Borrowings
     under  this   facility   are   collateralized   by   inventory and
     receivables. There  were  no  borrowings  outstanding  under  this
     facility at December  31, 1996,   however, the  facility  provides
     for standby letters of credit which totals $3,100 at December 31, 1996.

     The fair value of the Senior Notes, estimated based on the quoted market price, was approximately $87,311 at December 31, 1996.


6.  REDEEMABLE PREFERED STOCK:

     In connection with the formation of Congoleum Holdings (Note 1), Holdings issued 50 shares of $100,000 par value 9% cumulative redeemable Series A preferred stock (Series A stock) and 233.24 shares of $100,000 par value 9% cumulative redeemable Series B preferred stock (Series B stock). All of the outstanding Series A and Series B preferred stock was redeemed in February 1994 (Note 5) at the redemption price of $100,000 per share plus accrued but unpaid dividends.

7.  OTHER LIABILITIES:

     Other liabilities consists of the following:

                                       December 31,     December 31,
                                           1996            1995
-----------------------------------------------------------------------
 Environmental remediation
   and product-related
   liabilities                         $  10,926       $  10,415
 Accrued workers'
   compensation claims                     4,871           4,462
 Other                                     3,604           2,724
-----------------------------------------------------------------------
 Total other liabilities               $  19,401       $  17,601
=======================================================================

8. RESEARCH AND DEVELOPEMENT COSTS:

     Total  research  and  development   costs  charged  to  operations
     amounted to $4,552, $3,683 and $3,487 for the years ended December 31, 1996, 1995 and 1994, respectively.


9. OPERATING LEASE COMMITMENTS AND RENT EXPENSE:

     The Company leases certain office facilities and equipment under leases with varying terms.

     Future  minimum   lease  payments  of  significant,  noncancelable
     operating leases having initial or remaining lease terms in excess of one year as of December 31, 1996 are as follows:

Years Ending
-----------------------------------------------------------------------
 1997                                             $  1,515
 1998                                                  604
 1999                                                  296
 2000                                                   25
 2001                                                   --
 Thereafter                                             --
-----------------------------------------------------------------------
 Total minimum lease payments                     $  2,440
=======================================================================

     Rent expense was $1,772, $1,791 and $1,593 for the years ended December 31, 1996, 1995 and 1994, respectively.


10. RETIREMENT PLANS:

     Retirement benefits are provided for substantially all employees under Company-sponsored defined benefit pension plans. The plans are noncontributory and generally provide monthly lifetime payments, normally commencing at age 65. Benefits under the plans are based upon the provisions of negotiated labor contracts and years of service. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if
     any,  as  the   Company's   actuarial   consultants  advise  to  be
     appropriate. The projected unit credit and unit credit methods were utilized for determination of the actuarial cost.

     Net periodic pension cost includes the following components:

                                           For the years ended
                                               December 31,
-----------------------------------------------------------------------
                                    1996         1995         1994
 Benefits earned
   during the year
   (service cost)                   $  1,113     $   919      $  1,075
 Interest cost on
   projected benefit
   obligation                          3,743       3,797         3,646
 Return on plan assets                (2,515)     (6,088)        1,506
 Net amortization
   and deferral                       (1,088)      2,745        (5,265)
------------------------------------------------------------------------
 Net periodic
   pension cost                     $  1,253     $ 1,373      $    962
========================================================================

     The following tables present a reconciliation of the Plans'status at December 31, 1996 and 1995:

                                                    Plan(s) Whose
                                                     Accumulated
                                                       Benefits
                                                    Exceed Assets
-------------------------------------------------------------------------
 December 31, 1996:
   Actuarial present value
     of benefit obligations:
   Vested benefit obligations                       $  54,168
-------------------------------------------------------------------------
   Accumulated benefit obligations                  $  55,678
-------------------------------------------------------------------------
   Projected benefit obligations                    $  56,182
   Plan assets at fair market value                    41,010
-------------------------------------------------------------------------
   Projected benefit obligations
     in excess of plan assets                         (15,172)
   Unrecognized net loss                                7,108
   Unrecognized net obligation                            161
   Unrecognized prior service cost                     (2,463)
   Adjustment required to
     recognize minimum liability                       (4,302)
-------------------------------------------------------------------------
   Accrued pension liability
      ($2,287 included in
      accrued liabilities)                          $ (14,668)
=========================================================================
 December 31, 1995:
   Actuarial present value
     of benefit obligations:
   Vested benefit obligations                       $  53,507
-------------------------------------------------------------------------
   Accumulated benefit obligations                  $  54,980
-------------------------------------------------------------------------
   Projected benefit obligations                    $  55,216
   Plan assets at fair market value                    40,683
-------------------------------------------------------------------------
   Projected benefit obligations
     in excess of plan assets                         (14,533)
   Unrecognized net loss                                5,905
   Unrecognized net obligation                            237
   Unrecognized prior service cost                     (2,821)
   Adjustment required to
     recognize minimum liability                       (3,085)
------------------------------------------------------------------------
   Accrued pension liability
      ($1,722 included in
      accrued liabilities)                          $ (14,297)
========================================================================

  Plan assets which are deposited with a trustee consist principally of fixed income, equity and short-term investments and cash equivalents.

     The provisions of FASB Statement No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability for plans whose accumulated benefits exceed assets. These amounts have been recorded as a long-term liability with an offsetting intangible asset included in other noncurrent assets amounting to $1,005 and $1,375 at December 31, 1996 and 1995,
     respectively.   Because the asset  recognized  may not  exceed the
     amount of unrecognized prior service cost, the balance of $1,995, net of tax benefits of $1,303, is reported as a separate reduction of stockholders' equity at December 31, 1996.

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations are 7.0% and 5.5% as of December 31, 1996 and 1995, respectively. The expected long-term rate of return on plan assets is 9.0% for all years presented.

     The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% of compensation with partially matching Company contributions. Defined contribution pension expense for the Company was $1,363, $1,128 and $1,107 for the years ended December 31, 1996, 1995 and 1994, respectively.




11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

     The Company provides certain health care and life insurance benefits for certain retirees. The determination of benefit cost for postretirement plans is based on plan provisions. These benefits are provided through insurance companies whose premiums are based on benefits paid or claims experience.

     Net periodic postretirement benefits cost, calculated in accordance with SFAS No. 106, is as follows:

                                              For the years ended
                                                  December 31,
                                          ---------------------------
                                          1996        1995       1994
------------------------------------------------------------------------
 Service cost-benefits
   earned during
   the year                              $  141     $  137     $  185
 Interest cost on
   postretirement
   benefit obligations                      484        480        487
 Amortization of
   prior service cost                      (447)      (524)      (524)
 Amortization
   of losses                                 90         47         21
------------------------------------------------------------------------
 Net periodic
   postretirement
   benefits cost                         $  268     $  140     $  169
========================================================================

     At December 31, 1996 and 1995, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

                                         December 31,    December 31,
                                             1996            1995
----------------------------------------------------------------------
 Accumulated present
   value of postretirement
   benefit obligations:
 Retirees and
   dependents                             $  (4,136)      $  (3,319)
 Fully eligible active
   plan participants                           (999)         (1,076)
 Other active plan
   participants                              (2,355)         (2,432)
 Unrecognized prior
   service cost                              (3,633)         (4,944)
 Unrecognized
   net loss                                     303             648
----------------------------------------------------------------------
 Accrued
   postretirement
   benefit obligations                      (10,820)        (11,123)
 Less current
   portion                                      571             508
----------------------------------------------------------------------
 Noncurrent
   postretirement
   benefit obligations                    $ (10,249)      $ (10,615)
======================================================================

     A weighted average assumed discount rate of 7.0% was used to measure the accumulated postretirement benefit obligations as of December 31, 1996 and 1995. The annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10.1% in 1996; the rate was assumed to decrease gradually to 5.0% over the next 10 years and remain level thereafter. An increase of one percentage point in the assumed health care cost trend rates for each future year would have increased the aggregate of service and interest cost components of net periodic postretire-ment benefits cost by $86, $87 and $69 for the years ended December 31, 1996, 1995 and 1994, respectively, and would have increased the accumulated postretirement benefit obligations by $798 and $783 as of December 31, 1996 and 1995, respectively.

12.  INCOME TAXES:

     The  provision  (benefit)  for  income  taxes  as  shown  in  the
     accompanying   statements  of  operations  is  comprised  of  the
     following:

                                               For the years ended
                                                   December 31,
                                        --------------------------------
                                           1996        1995        1994
------------------------------------------------------------------------
 Current:
   Federal                              $  5,591    $  4,114    $  8,394
   State                                     711         608       1,262
 Deferred:
   Federal                                 1,348       1,272       1,816
   State                                     248         535        (341)
--------------------------------------------------------------------------
 Provision for
   income taxes                         $  7,898    $  6,529    $ 11,131
==========================================================================

     The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

                                               For the years ended
                                                   December 31,
                                            --------------------------
                                            1996       1995       1994
----------------------------------------------------------------------
 Statutory federal
   income tax rate                         35.0%       35.0%      35.0%
 State income taxes,
   net of federal benefit                   3.5         4.4        2.1
 Goodwill                                   0.8         1.0        0.5
 Other                                      0.2         0.5        1.3
----------------------------------------------------------------------
 Effective tax rate                        39.5%       40.9%      38.9%
=======================================================================

     Deferred taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The components of the deferred tax asset and liability relate to the following temporary differences:

                                       December 31,    December 31,
                                           1996            1995
----------------------------------------------------------------------
 Deferred tax asset:
   Accounts receivable                 $  1,021          $  1,633
   Unfunded pension
     liability                            5,264             4,796
   Environmental
     remediation and
     product-related
     reserves                             8,009             7,324
   Postretirement
     benefit obligations                  4,241             4,349
   Other accruals                           974             1,727
-----------------------------------------------------------------------
   Total deferred
     tax asset                           19,509            19,829
-----------------------------------------------------------------------
 Deferred tax liability:
   Depreciation and
     amortization                       (12,023)          (11,896)
   Inventory                             (1,924)           (2,072)
   Other                                 (1,544)             (850)
-----------------------------------------------------------------------
   Total deferred
     liability                          (15,491)          (14,818)
-----------------------------------------------------------------------
 Net deferred
     tax asset                         $  4,018          $  5,011
=======================================================================

13. SUPPLEMENTAL CASH FLOW INFORMATION:

    Cash payments for interest were $8,168, $8,102 and $4,751 for the years ended December 31, 1996, 1995 and 1994, respectively. Cash payments for income taxes were $4,335, $6,183 and $12,326 for the years ended December 31, 1996, 1995 and 1994, respectively.

14. RELATED PARTY TRANSACTIONS:

    The Company and ABI provide certain goods and services to each other pursuant to agreements which were negotiated at arm's length at the time of the acquisition. The Company had the following transactions with ABI:

                                           For the years ended
                                                December 31,
                                    ----------------------------------
                                    1996           1995           1994
-------------------------------------------------------------------------
 Sales                            $  1,213       $  1,409       $  1,527
 Raw material
   transfers to ABI                  3,115          2,899          2,247
 Computer service
   income                              226            262            397
 Material purchases
   from ABI                          5,814          3,817          4,471
 Management fees                     1,265            993            920
==========================================================================

     Amounts as of December 31, 1996, 1995 and 1994 due from an affiliate of ABI totaled $620, $236 and $94, respectively. Amounts as of December 31, 1996, 1995 and 1994 due to ABI and its affiliates totaled $1,586, $1,586 and $1,054, respectively.

     For the years ended December 31, 1995 and 1994 management fees to Hillside totaled $19 and $180, respectively.


15.  MAJOR CUSTOMERS:

     Substantially all the Company's sales are to select flooring distributors and retailers located in the United States. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

     Two customers accounted for 22% and 20% of the Company's net sales for the year ended December 31, 1996, 21% and 21% for the year ended December 31, 1995, and 16% and 18% for the year ended December 31, 1994 and accounted for 41% and 34% of accounts receivable at December 31, 1996 and 1995, respectively.


16.  CONTINGENT AND OTHER LIABILITIES:

     The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims. These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of clean-up costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance.

     The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a clean-up program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and clean-ups progress, these liabilities are adjusted based upon progress in determining the timing and extent of remedial actions and the related costs and damages. The extent and amounts of the liabilities can change substantially due to factors such as the nature or extent of contamination, changes in remedial requirements and technological improvements. The recorded liabilities (Notes 4 and 7) are not discounted for delays in future payments and are not reduced by the amount of estimated insurance recoveries. Such estimated insurance recoveries of $3,939 and $2,176 are reflected in other noncurrent assets at December 31, 1996 and 1995 and are considered probable of recovery.

     Although the outcome of these matters could result in significant expenses or judgments, management does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position of the Company.

17.  INITIAL PUBLIC EQUITY OFFERING:

     On February 8, 1995, the Company completed a public offering of 4,650,000 shares of a new series of Class A common stock (the Class A shares) for $13 per share (the "Offering") and implemented a Plan of Repurchase (Note 1). The Company's capital stock outstanding immediately prior to the consummation of the merger contemplated in the Plan of Repurchase was converted in the merger into 10,000,000 shares (the "Recapitalization") of a new series of Class B common stock (the Class B shares). Hillside and ABI as holders of the Class B shares are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of the Class A shares are entitled to one vote per share on all matters submitted to a vote of stockholders. In addition, the Stockholders' Agreement among the Company, Holdings, ABI and Hillside, and certain other agreements were either amended or terminated, and Hillside made a cash payment of $2,000 to ABI in consideration of ABI's agreement to enter into the Plan of Repurchase and consummate the transactions contemplated thereby. The net proceeds of approximately $55,219 after deducting fees, together with approximately $5,231 of other funds of the Company, were used to repurchase 4,650,000 Class B shares held by Hillside. Following the completion of the offering and the Plan of Repurchase, ABI owns 4,395,605 Class B shares that represent 57.3% of the voting control of the Company.

     The accompanying financial statements have been adjusted to show the effects of the Recapitalization as if it had occurred on December 31, 1994. All references to weighted average number of common and equivalent shares and related per share amounts in the statements of operations have been similarly adjusted.


18.  1995 STOCK OPTION PLAN:

     Effective with the public offering (Note 17), the Company adopted the 1995 stock option plan ("The Plan"). Under the Plan, options to purchase up to 550,000 shares of the Company's Class A common stock may be issued to officers and key employees. The Company has proposed to amend the plan to increase the number of shares authorized to be issued from 550,000 to 800,000, an increase of 250,000 shares, subject to shareholder approval. These options may be either incentive stock options or nonqualified stock options, and the options price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

     Effective  January  1,  1996,  the Company adopted the disclosure-
     only option under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company continues to use the accounting method under APB Opinion No. 25 (APB 25) and related interpretations for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma disclosure, as required by SFAS No. 123, regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model (one of the
     acceptable  methods   under  SFAS  No.  123)  with  the  following
     weighted-average assumptions for 1996 and 1995, respectively: option forfeiture of 15%; risk-free interest rates of 5.99% and 5.9%; no dividends; volatility factors of the expected market price of the Company's common stock of .388; and a weighted-average expected life of the options of 7 years.

     For purposes of pro forma disclosures, the estimated fair value of the options ($103 for the 1996 grant and $2,832 for the 1995 grant) is amortized to expense over the options' vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the pro-forma disclosures. The Company's pro forma information follows:

                                            For the years ended
                                                December 31,
                                          ----------------------
                                          1996            1995
-----------------------------------------------------------------------
 Net income                              $  12,097       $  9,435
 Estimated pro forma
   compensation expense
   from stock options:
     1995 grant                               (566)          (518)
     1996 grant                                (19)             -
-----------------------------------------------------------------------
 Pro forma net income                    $  11,512       $  8,917
=======================================================================
 Pro forma earnings
   per share                             $    1.15       $   0.89
=======================================================================

     A summary of the Company's stock option activity, and related information is as follows:

                                       1996                1995
-----------------------------------------------------------------------
                                          Weighted            Weighted
                                           average             average
                                          exercise            exercise
                                 Shares     price    Shares     price
-----------------------------------------------------------------------
 Options outstanding
   beginning of year            481,000         --         --        --
 Options granted                 22,000    $ 10.63    498,000  $  13.00
 Options exercised                   --         --         --        --
 Options forfeited              (18,500)     13.00    (17,000)    13.00
 Options outstanding
   end of year                  484,500    $ 12.89    481,000  $  13.00
========================================================================
 Exercisable at
   end of year                   94,100    $ 13.00         --        --

 Stock options
   available for
   future issuance               65,500                69,000
========================================================================



19.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     The following table sets forth certain unaudited quarterly financial information.

                                        Year ended December 31, 1996
                                   -----------------------------------------
                                    First     Second      Third     Fourth
                                   Quarter    Quarter    Quarter   Quarter(a)
----------------------------------------------------------------------------
 Net sales                         $ 54,118    $ 74,380  $ 71,900  $ 69,053
 Gross profit                        14,348      25,529    24,969    24,085
 Net income
  (loss)                             (1,044)      4,850     4,392     3,899
 Net income
  (loss) per
  share                                (.10)        .48       .44       .39
============================================================================

                                        Year ended December 31, 1995
                                   -----------------------------------------
                                    First     Second      Third     Fourth
                                   Quarter    Quarter    Quarter   Quarter(b)
----------------------------------------------------------------------------
 Net sales                         $ 63,221  $ 68,703    $ 64,813  $ 66,410
 Gross profit                        20,293    21,166      18,217    18,850
 Net income                           2,519     3,821       1,745     1,350
 Net income
   per share                            .25       .38         .17       .14
============================================================================

[FN]
 (a) Fourth quarter 1996 includes a $0.6 million (after tax) charge for accelerated depreciation of certain machinery and equipment.
 (b) Fourth quarter 1995 includes a $1.5 million (after tax) charge to bad debt expense.

CONGOLEUM CORPORATION
REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
and Shareholders of
Congoleum Corporation:

We have audited the accompanying balance sheet of Congoleum Corporation as of December 31, 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The balance sheet of Congoleum Corporation as of December 31, 1995 and the related statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995 were audited by other auditors whose report dated
February  20,  1996,  expressed  an  unqualified  opinion  on   those
statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements present fairly, in all material respects, the financial position of Congoleum Corporation as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



/S/ERNST & YOUNG LLP
--------------------

Philadelphia, Pennsylvania
February 21, 1997

DIRECTORS AND OFFICERS
======================================================================

BOARD OF DIRECTORS

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer of
Congoleum  Corporation  and  Chairman  of  the  Board and Chief
Executive Officer of American Biltrite Inc.

Cyril C. Baldwin, Jr.
Chairman of the Board of Cambrex Corporation

David N. Hurwitz
President and Chief Executive Officer of Goodson Newspaper Group

John N. Irwin III
Managing Director of Hillside Capital Incorporated

Mark N. Kaplan
Partner, Skadden, Arps, Slate, Meagher & Flom (Attorneys)

Richard G. Marcus
Vice Chairman of Congoleum Corporation and President and Chief
Operating Officer of American Biltrite Inc.

William M. Marcus
Executive Vice President and Treasurer of American Biltrite Inc.

C. Barnwell Straut
Managing Director of Hillside Capital Incorporated

CORPORATE OFFICERS

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer

Richard G. Marcus
Vice Chairman

Robert N. Agate
Senior Vice President - Manufacturing

Howard N. Feist III
Senior Vice President - Finance and Secretary

Dennis P. Jarosz
Senior Vice President - Marketing

Anthony C. Prestipino
Senior Vice President - Sales

Peter J. Rohrbacher
Senior Vice President - Engineering

Thomas A. Sciortino
Senior Vice President - Administration

Joseph Silbermann
Senior Vice President - Research and developement

Merrill M. Smith
Senior Vice President - Technology

=====================================================================

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Congoleum Corporation
3705 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ  08619-0127
(609) 584-3000

ANNUAL MEETING
The 1997 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Monday, May 12, 1997 in the America Room, 2nd Floor, The First National Bank of Boston, 100 Federal Street, Boston, Massachusetts at 9:30 a.m. local time.

GENERAL COUNSEL
Patterson, Belknap, Webb & Tyler L.L.P.
1133 Avenue of the Americas
New York, NY  10036-6710

INDEPENDENT AUDITORS
Ernst & Young LLP
Two Commerce Square, Suite 4000
2001 Market Street
Philadelphia, PA  19103

MARKET INFORMATION
The Company's Class A common stock is listed on the New York
Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-eighth) based on New
York Stock Exchange trading since February 2, 1995.

The Company does not anticipate paying any cash dividends in the foreseeable future. Any future change in the Company's dividend policy is within the discretion of the Board of Directors and will depend, among other things, on the Company's earnings, debt service and capital requirements, restrictions in financing agreements, business conditions and other factors that the Board of Directors deem relevant. The payment of cash dividends is limited under the terms of the Indenture relating to the Company's Senior Notes and the terms of the Company's existing revolving credit facility, subject to the Company's cumulative earnings and other factors.

The number of registered and beneficial holders of the Class
A common stock on February 7, 1997 was approximately 2,000.

1996                                             High         Low
-------------------------------------------------------------------
First Quarter                                   12  3/4      9  1/8
Second Quarter                                  12  5/8      8  7/8
Third Quarter                                   13          11  1/8
Fourth Quarter                                  14  1/4     12  1/2

1995                                             High         Low
-------------------------------------------------------------------
First Quarter                                   15  3/8     13
Second Quarter                                  15  5/8     11  1/4
Third Quarter                                   13  3/4      9  7/8
Fourth Quarter                                  12 1/8       8


STOCKHOLDER INFORMATION
The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 1996, which has been filed with the Securities and Exchange Commission.

REGISTRAR AND TRANSFER AGENT
Bank of Boston
c/o Boston EquiServe L.P.
P.O. Box 8040
Boston, MA  02266-8040
(617) 575-3100