Form 10-K, Exhibit 13
period 1997-12-31
CONGOLEUM CORP
filed 1998-03-24
CIK 23341

================================================================================

Congoleum Corporation
Selected Financial Data
(in thousands, except per share amounts)

                                                          For the years ended                    For the ten
                                                             December 31,                       months ended
                                                                                                December 31,
                                           1997       1996(a)        1995(a)        1994(a)        1993 (a)
------------------------------------------------------------------------------------------------------------

Income Statement Data:
Net sales ............................   $252,526    $269,451       $263,147       $265,784       $211,140
Cost of sales ........................    180,093     182,585        186,382        175,059        143,461
Selling, general and
    administrative expenses ..........     57,094      61,597         55,228         56,315         44,043


------------------------------------------------------------------------------------------------------------
Income from operations ...............     15,339      25,269         21,537         34,410         23,636
Interest expense, net ................     (5,258)     (6,369)        (6,708)        (6,968)        (5,341)
Other income (expense), net ..........        974       1,095          1,135          1,184           (562)

------------------------------------------------------------------------------------------------------------
Income before taxes
    and extraordinary item ...........     11,055      19,995         15,964         28,626         17,733
Provision for income
    taxes ............................      4,035       7,898          6,529         11,131          6,561

------------------------------------------------------------------------------------------------------------
Income before
    extraordinary item ...............      7,020      12,097          9,435         17,495         11,172
Extraordinary item ...................       (279)         --             --             --             --

------------------------------------------------------------------------------------------------------------
Net income ...........................   $  6,741    $ 12,097       $  9,435       $ 17,495       $ 11,172
============================================================================================================
Net income per common share (b) ......   $    .69    $   1.21       $    .94       $   1.75       $    .98
Average shares outstanding ...........      9,839      10,007         10,022         10,000         11,447

Balance Sheet Data (at end of period):
Total assets .........................   $196,581    $219,798       $206,842       $204,822       $175,546
Total debt ...........................     76,594      87,750         90,000         90,000         61,423
Stockholders' equity .................     31,783      33,667         22,602         19,410          9,017

(a) Prior years (1993-1996) cost of sales and selling, general and administrative expenses have been reclassified to conform with the 1997 presentation.
(b) Net income per common share has been computed and restated to conform to Statement of Financial Accounting Standards, ("SFAS") No. 128. Due to the immaterial impact of common stock equivalents, there is no difference between basic and diluted net income per common share, except for the period ended 1993, in which, basic and diluted net income per share is $1.12 and $.98, respectively.

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations
================================================================================

Results Of Operations

The Company's business is cyclical and is affected by the same economic factors that affect the remodeling and housing industries in general, including the availability of credit, consumer confidence, changes in interest rates, market demand and general economic conditions.

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

Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996

      Net sales for the year ended December 31, 1997 were $252.5 million as compared to $269.5 million for the year ended December 31, 1996, a decrease of $17.0 million or 6.3%. The decline in sales was due to a number of factors. These were reduced sales volume of higher priced sheet goods, an inventory reduction by the Company's largest distributor, lower average selling prices for certain products, and a decline in shipments to Color Tile, Inc., a major retailer which ceased operations in mid-1997. In addition, the Company's largest production line was shut down for refurbishment for four months, which limited its ability to pursue certain sales initiatives.

      Gross profit for the year ended December 31, 1997 was $72.4 million, or 28.7% of sales, compared to $86.9 million, or 32.2% of sales for the previous year, a decline of $14.5 million or 16.7%. The decline in gross profit was due to higher raw material costs, a less profitable mix of products sold, and manufacturing inefficiencies experienced preparing for the shutdown of a major production line.

      Selling, general and administrative expenses were $57.1 million for the year ended December 31, 1997 as compared to $61.6 million for the year ended December 31, 1996, a decline of $4.5 million, or 7.3%. This decrease was due to declines in sales-related costs and incentive compensation, combined with an overall program of cost control. As a percent of sales, selling, general and administrative expenses declined to 22.6% in 1997 from 22.9% in 1996.

      Income from operations was $15.3 million (6.1% of sales) for the year ended December 31, 1997, down from $25.3 million (9.4% of sales) for 1996, a decrease of 39.5%. This decline reflects the lower sales and gross profit, partly offset by reduced selling, general and administrative expenses discussed above.

      Interest expense decreased from $8.2 million in 1996 to $6.8 million in 1997 as a result of lower average debt outstanding and a greater amount of interest capitalized in connection with capital expenditures. The provision for income taxes declined from 39.5% of income before income taxes in 1996 to 36.5% of income before income taxes in 1997 as a result of the lower income level, which reduced the average effective statutory rate, and lower effective state income tax rates.

      The Company recorded an extraordinary charge of $0.3 million or $.03 per share in 1997 for premiums and writeoff of deferred financing costs in connection with the open market purchase of $11.2 million of its 9% Senior Notes.

      Net income for the year ended December 31, 1997 was $6.7 million, down 44.3% from $12.1 million in 1996. Net income per share in 1997 was $.69, down from $1.21 in 1996.

Year Ended December 31, 1996 as Compared to Year Ended December 31, 1995

      Net sales for the year ended December 31, 1996 were $269.5 million as compared to $263.1 million for the year ended December 31, 1995, an increase of $6.3 million or 2.4%. Sales were higher in 1996 due to new customers, increased demand from the manufactured housing industry and a 2-3% price increase. Partially offsetting this was a decline in purchases by Color Tile, Inc.

      Gross profit for the year ended December 31, 1996 was $86.9 million, or 32.3% of sales, compared to $76.8 million, or 29.2% of sales for the previous year, an increase of $10.1 million, or 13.2%. The improvement in gross profit during 1996 was due to lower raw material costs, increased sales and pricing,

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

and improved manufacturing productivity.

      Selling, general and administrative expenses amounted to $61.6 million for the year ended December 31, 1996, compared to $55.2 million for 1995, an increase of $6.4 million or 11.6%. Higher spending on marketing and new product development programs, together with costs associated with establishing new distribution in Canada, were the primary contributors to the increase, which was partially offset by lower bad debt expense in 1996. As a percent of sales, selling, general and administrative expenses amounted to 22.9% for the year ended December 31, 1996, compared to 21.0% for 1995.

      Income from operations was $25.3 million (9.4% of net sales) for the year ended December 31, 1996, up from $21.5 million (8.2% of net sales) for 1995, an increase of $3.8 million (17.7%). The improvement in operating income during 1996 was the result of higher sales and gross profit margins, net of the increase in selling, general and administrative costs.

      Interest income increased from $1.5 million in 1995 to $1.8 million in 1996 due to higher average cash and short-term investment balances during the year ended December 31, 1996. The provision for income taxes declined from 40.9% of income before income taxes for 1995 to 39.5% for 1996 as a result of lower effective state income tax rates.

      Net income for the year ended December 31, 1996 was $12.1 million, compared to net income of $9.4 million for 1995, an increase of $2.7 million or 28.7%.

Liquidity and Capital Resources

      On February 8, 1995, the Company completed a public offering of 4,650,000 shares of a new series of Class A Common Stock (the Class A shares) for $13 per share (the "Offering") and implemented a Plan of Repurchase (see Notes 1 and 17 of Notes to Financial Statements). The Company's capital stock outstanding immediately prior to the consummation of the merger contemplated in the Plan of Repurchase was converted in the merger into 10,000,000 shares of a new series of Class B Common Stock (the Class B shares). The net proceeds of approximately $55.2 million after deducting fees, together with approximately $5.2 million of other funds of the Company, were used to repurchase 4,650,000 Class B shares held by Hillside Capital Incorporated ("Hillside"). As a result, the cash and stockholders' equity of the Company immediately following the Offering was approximately $5.2 million lower than it was immediately prior to the Offering.

      The Company's revolving credit facility provides for borrowings up to $30 million with interest at 1% over prime, or 2 3/4% over LIBOR. This financing agreement contains certain covenants which include the maintenance of minimum net worth and restrictions on the incurrence of additional debt. Borrowings under this facility are collateralized by inventory, receivables and documents of title. At December 31, 1997, the Company had unused borrowing availability under the amended revolving credit facility of $26.6 million.

      Cash and equivalents, including short-term investments at December 31, 1997, were $19.0 million, a decrease of $29.2 million from December 31, 1996. Working capital was $39.0 million, down from $62.0 million one year earlier. The ratio of current assets to current liabilities at December 31, 1997 was 1.9 to one, compared to 2.1 to one a year earlier. The ratio of debt to total capital at December 31, 1997 was .39, compared to .40 at December 31, 1996. Net cash provided by operations during the year ended December 31, 1997 was $11.0 million, down from $23.1 million in 1996. Capital expenditures in 1997 totaled $19.8 million. The Company is currently planning capital expenditures of $15 million to $20 million in 1998 and $20 million to $25 million in 1999.

      During 1997, the Company repurchased 959,700 shares of its Common Stock for an aggregate cost of $9.5 million. The Company also purchased $11.2 million par value of its 9% Senior Notes. The Company may repurchase an additional $6.6 million par value of its 9% Senior Notes pursuant to an existing authorization. The Company's Board of Directors may change this authorization, or authorize additional purchases of the Company's Common Stock, in the future.

      The Company has completed an assessment of the steps it believes will be necessary for its existing and planned data processing systems to operate properly when confronted with dates beginning in the year 2000. A plan has been developed which identifies the systems affected and the steps that will be required to assure year 2000 compliance. The Company's existing plans to improve operations by replacing or upgrading systems in the ordinary course of business during 1998

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

and 1999 will have the additional benefit of providing year 2000 compliance in many instances. The resources required to make the remaining systems compliant have been estimated, and are being provided by a combination of existing employees and outside contractors. The Company has retained or believes it will be able to retain the necessary employees and outside resources to accomplish this, and that the cost to achieve compliance will not be material to the Company's financial position, liquidity or results of operations. However, if any governmental agencies, key customers or key suppliers are unable to make the necessary computer systems changes on a timely basis, such inability could negatively impact the Company's results of operations.

      Collective bargaining agreements with hourly employees at two of the Company's facilities will expire in 1998. In the past five years, there have been no significant strikes by employees at the Company, and the Company believes that its employee relations are satisfactory.

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

      The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims (more fully discussed in "Legal Proceedings" in Part I Item 3. and "Environmental Regulation" in Part I Item 1. of the Company's Annual Report on Form 10-K). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general, environmental and asbestos-related contingencies.

      The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanups progress, these liabilities are adjusted based upon progress in determining the timing and extent of remedial actions and the related costs and damages. The extent and amounts of the liabilities can change substantially due to factors such as the nature or extent of contamination, changes in remedial requirements and technological improvements. Estimated insurance recoveries related to these liabilities are reflected in other noncurrent assets (see Note 16 of Notes to Financial Statements).

      Although the outcome of these matters could result in significant expenses or judgments, management does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position the Company.

      The Company's principal sources of capital are net cash provided by operating activities and borrowings under its Amended and Restated Financing Agreement. The Company believes these sources will be adequate to fund working capital requirements, debt service payments and planned capital expenditures through the foreseeable future.

Congoleum Corporation
Balance Sheets
(dollars in thousands, except share amounts)
================================================================================

                                                                                          December 31,    December 31,
                                                                                              1997            1996
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents ........................................................     $  11,069        $  30,629
   Short-term investments ...........................................................         7,900           17,500
   Accounts and notes receivable, less allowance for doubtful accounts and cash
     discounts of $3,294 and $3,406 as of December 31, 1997 and 1996, respectively...        14,512           17,728
   Inventories ......................................................................        44,434           47,450
   Prepaid expenses and other current assets ........................................         2,965            2,172
   Deferred income taxes ............................................................         3,041            2,874
----------------------------------------------------------------------------------------------------------------------
     Total current assets ...........................................................        83,921          118,353
Property, plant, and equipment, net .................................................        88,401           78,313
Goodwill, net .......................................................................        12,251           12,683
Deferred income taxes ...............................................................         2,636            3,068
Other noncurrent assets .............................................................         9,372            7,381
----------------------------------------------------------------------------------------------------------------------
     Total assets ...................................................................     $ 196,581        $ 219,798
======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable .................................................................     $  13,440        $  19,935
   Accrued liabilities ..............................................................        28,793           32,828
   Accrued income taxes .............................................................           918            1,663
   Deferred income taxes ............................................................         1,752            1,924
----------------------------------------------------------------------------------------------------------------------
     Total current liabilities ......................................................        44,903           56,350
Long-term debt ......................................................................        76,594           87,750
Other liabilities ...................................................................        22,305           19,401
Noncurrent pension liability ........................................................        11,038           12,381
Accrued postretirement benefit obligation ...........................................         9,958           10,249
----------------------------------------------------------------------------------------------------------------------
     Total liabilities ..............................................................       164,798          186,131
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Class A common stock, par value $0.01; 20,000,000 shares authorized; 4,650,000 shares issued; 4,282,800 and 4,645,500
   outstanding as of December 31, 1997 and 1996, respectively .......................            47               47
Class B common stock, par value $0.01; 4,755,000 and 5,350,000 shares authorized,
   issued and outstanding as of December 31, 1997 and 1996, respectively ............            47               53
Additional paid-in capital ..........................................................        49,574           55,172
Retained deficit ....................................................................       (12,820)         (19,561)
Minimum pension liability adjustment ................................................        (1,122)          (1,995)
Common stock held in treasury, at cost; 375,200 shares and 4,500 shares at
   December 31, 1997 and 1996, respectively .........................................        (3,943)             (49)
----------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity .....................................................        31,783           33,667
----------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity .....................................     $ 196,581        $ 219,798
======================================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Operations
(in thousands, except per share amounts)
================================================================================

                                                                              For the years ended
                                                                                  December 31,
                                                                     -----------------------------------
                                                                        1997         1996         1995
--------------------------------------------------------------------------------------------------------
Net sales ....................................................       $ 252,526    $ 269,451    $ 263,147
Cost of sales ................................................         180,093      182,585      186,382
Selling, general and administrative expenses .................          57,094       61,597       55,228
--------------------------------------------------------------------------------------------------------
       Income from operations ................................          15,339       25,269       21,537
Other income (expense):
   Interest income ...........................................           1,539        1,784        1,479
   Interest expense ..........................................          (6,797)      (8,153)      (8,187)
   Other income ..............................................           1,287        1,436        1,407
   Other expense .............................................            (313)        (341)        (272)
--------------------------------------------------------------------------------------------------------
       Income before income taxes and extraordinary item .....          11,055       19,995       15,964
   Provision for income taxes ................................           4,035        7,898        6,529
========================================================================================================
       Income before extraordinary item ......................       $   7,020    $  12,097    $   9,435
       Extraordinary item-early retirement of debt,
             net of income tax benefit .......................            (279)          --           --
--------------------------------------------------------------------------------------------------------
       Net income ............................................       $   6,741    $  12,097    $   9,435
========================================================================================================
       Net income per common share before extraordinary item..       $     .72    $    1.21    $     .94
       Extraordinary item ....................................            (.03)          --           --
--------------------------------------------------------------------------------------------------------
             Net income per common share, basic and diluted...       $     .69    $    1.21    $     .94
========================================================================================================
       Weighted average number of common and
             equivalent shares outstanding ...................           9,839       10,007       10,022
========================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Changes in Stockholders' Equity
(dollars in thousands, except share amounts)
================================================================================

                                                                                           Accumulated
                                         Common Stock                                         Other
                                        par value $0.01        Additional                 Comprehensive
                                       -----------------         Paid-in      Retained     Income/(Loss)    Treasury
                                     Class A       Class B       Capital       Deficit      Adjustment*       Stock          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ........   $   --          $100       $55,570      $(36,260)       $    --        $    --        $19,410
Initial public offering of
   4,650,000 shares of Class A
   common stock ...................       47                      55,172                                                     55,219
Repurchase and retirement of
   4,650,000 shares of Class B
   common stock ...................                    (47)      (55,570)       (4,833)                                     (60,450)
Minimum pension liability
   adjustment, net of tax benefit..                                                            (1,012)                       (1,012)
Net income ........................                                              9,435                                        9,435
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995 ........       47            53        55,172       (31,658)        (1,012)                       22,602
Purchase of treasury stock ........                                                                              (49)           (49)
Minimum pension liability
   adjustment, net of tax benefit..                                                              (983)                         (983)
Net income ........................                                             12,097                                       12,097
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 ........       47            53        55,172       (19,561)        (1,995)           (49)        33,667
Purchase of treasury stock ........                                                                           (3,894)        (3,894)
Purchase and retirement of
   Class B stock ..................                     (6)       (5,624)                                                    (5,630)
Exercise of stock options .........                                   26                                                         26
Minimum pension liability
   adjustment, net of tax .........                                                               873                           873
Net income ........................                                              6,741                                        6,741
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 ........      $47           $47       $49,574      $(12,820)       $(1,122)       $(3,943)       $31,783
===================================================================================================================================

*Entire amount relates to minimum pension liability adjustment.

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Cash Flows
(dollars in thousands)
================================================================================

                                                                              For the years ended
                                                                                   December 31,
                                                                     ----------------------------------
                                                                          1997        1996        1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income .....................................................   $  6,741    $ 12,097    $  9,435
   Adjustments to reconcile net income to net
      cash provided (used) by operating activities:
         Depreciation .............................................      9,102       8,696       7,593
         Amortization and writeoff of deferred refinancing fees ...      1,244       1,087       1,025
         Provision for doubtful accounts ..........................         --         600       2,800
         Deferred income taxes ....................................         93         994       1,107
         Loss on disposition of assets ............................        331          16          94
         Changes in certain assets and liabilities:
              Accounts and notes receivable .......................      3,216      (3,897)     (1,362)
              Inventories .........................................      3,016         568      (1,124)
              Prepaid expenses and other current assets ...........     (1,294)       1026        (506)
              Accounts payable ....................................     (6,495)     (1,151)       (350)
              Accrued liabilities .................................     (4,781)      4,200      (1,422)
              Other liabilities ...................................       (156)     (1,094)       (596)
-------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities ........     11,017      23,142      16,694
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceed from sale of property, plant and equipment .............        244          --          --
   Capital expenditures ...........................................    (19,767)    (12,817)    (10,178)
   Purchase of short-term investments .............................    (40,200)    (45,000)    (12,500)
   Maturities of short-term investments ...........................     49,800      27,500      36,500
-------------------------------------------------------------------------------------------------------
                 Net cash provided (used) by investing activities..     (9,923)    (30,317)     13,822
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Exercise of stock options ......................................         26          --          --
   Payments to reduce long-term debt ..............................    (11,156)     (2,250)         --
   Equity offering cost ...........................................         --          --      (1,000)
   Proceeds from equity offering ..................................         --          --      56,219
   Purchase and retirement of Class B stock .......................     (5,630)         --     (60,450)
   Purchase of treasury stock .....................................     (3,894)        (49)         --
-------------------------------------------------------------------------------------------------------
                 Net cash used by financing activities ............    (20,654)     (2,299)     (5,231)
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash ...................................    (19,560)     (9,474)     25,285
Cash and cash equivalents:
   Beginning of year ..............................................     30,629      40,103      14,818
-------------------------------------------------------------------------------------------------------
   End of year ....................................................   $ 11,069    $ 30,629    $ 40,103
=======================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Notes to Financial Statements
(dollars in thousands, except per share amounts)
================================================================================

1. Summary of Significant
Accounting Policies:

Nature of Business and Basis of Presentation - Congoleum Corporation (the "Company" or "Congoleum") manufactures and sells resilient sheet and tile flooring products primarily to wholesale distributors and major retailers in the United States and Canada. Prior to the closing of a public offering in February 1995 (the "Offering" - Note 17), the Company was an indirect subsidiary of Congoleum Holdings Incorporated ("Holdings"), which was controlled jointly by Hillside Industries Incorporated ("Hillside") and American Biltrite Inc. ("ABI").

      Upon completion of the Offering, the Company implemented a Plan of Repurchase pursuant to which its two-tiered holding company ownership structure was eliminated through the merger of Congoleum Holdings with and into the Company, with the Company as the surviving corporation.

Use of Estimates - Some of the information presented in this report constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives (30 years for buildings and building improvements, 15 years for production equipment and heavy duty vehicles, 4 to 10 years for light duty vehicles and office furnishings and equipment) on the straight-line method for financial reporting and accelerated methods for income tax purposes. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations as incurred. When an asset is sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

Debt Issue Costs - Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt agreements. Such costs, net of accumulated amortization, amounted to $1,547 and $2,359 at December 31, 1997 and 1996, respectively, and are included in other noncurrent assets.

Goodwill - The excess of purchase cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years. At each balance sheet date, the Company evaluates the recoverability of its goodwill using certain financial indicators, such as historical and future ability to generate income from operations. Accumulated amortization amounted to $4,841 and $4,409 at December 31, 1997 and 1996, respectively.

Income Taxes - The provision for income taxes is based on earnings reported in the financial statements under an asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes," that requires the

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

recognition of deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and their reported amounts for financial statement purposes.

Reclassifications - For comparative purposes, certain amounts have been reclassfied to conform to the current year presention.

Income Per Share - Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." This statement establishes new standards for computing and presenting earnings per share. Earnings per share data for prior periods have been restated to conform to SFAS 128. The effect of the restatement on prior periods was immaterial. Due to the immaterial effect of common stock equivalents there is no difference between basic and fully diluted earnings per share for any period presented.

Changes in Accounting Principles - Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes new rules for the reporting and display of comprehensive income. The adoption of this standard had no impact on the Company's financial position, income or liquidity.

      In June 1997, the Financial Accounting Standards Board issued ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that companies report information about operating segments and is effective for financial statements for the year ended December 31, 1998 for the Company. The Company believes that it operates in one segment, resilient flooring products. The adoption of SFAS No. 131 is expected to have no effect on the Company's financial position, income or liquidity.

      Effective January 1, 1997, the Company adopted the American Institute of Certified Public Accountants ("AICPA") SOP 96-1, "Environmental Remediation Liabilities," which provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. The adoption of this standard did not have a material effect on the Company's financial position, income or liquidity.

      Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS 123 requires the recognition of, or disclosure of, compensation expense for grants of stock options or other equity instruments issued to employees based on their fair value at the date of grant. As permitted by SFAS No 123, the Company elected the disclosure requirements instead of recognition of compensation expense and therefore will continue to apply existing rules under APB Opinion 25. The adoption of this standard had no effect on the Company's financial position, income or liquidity.

2. Inventories:

A summary of the major components of inventories is as follows:

                                      December 31,     December 31,
                                          1997            1996
--------------------------------------------------------------------------------

Finished goods ..............           $34,914         $34,920
Work-in-process .............             3,160           2,089
Raw materials and supplies...             6,360          10,441
--------------------------------------------------------------------------------
Total inventories............           $44,434         $47,450
================================================================================

      If the FIFO (first-in, first-out) method of inventory accounting (which approximates current cost) had been used, inventories would have been approximately $340 and $2,027 lower than reported at December 31, 1997 and 1996, respectively. The carrying value of certain LIFO inventories was reduced by market valuation reserves of $229 and $650 at December 31, 1997 and 1996, respectively.

3. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows:

                                 December 31,   December 31,
                                     1997          1996
--------------------------------------------------------------------------------

Land ..........................  $   2,930     $   2,960
Buildings and improvements ....     33,259        27,706
Machinery and equipment .......    132,414       113,352
Construction-in-progress ......      3,819        11,844
--------------------------------------------------------------------------------
                                   172,422       155,862
Less accumulated
   depreciation ...............    (84,021)      (77,549)
--------------------------------------------------------------------------------
Total property, plant,
and equipment, net ............    $88,401      $ 78,313
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1997, $823 of interest cost was capitalized. The impact of capitalized interest in 1996 and 1995 was not material.

      The amount of approved but unexpended capital appropriations at December 31, 1997 was $3,795, substantially all of which is planned to be expended during 1998.

4. Accrued Liabilities:

Accrued liabilities consists of the following:

                           December 31,    December 31,
                              1997            1996
--------------------------------------------------------------------------------
Accrued marketing
   and sales
   promotion...............$ 17,244         $16,565
Employee
   compensation and
   related benefits ........  5,766           8,709
Interest ...................  2,935           3,362
Environmental
   remediation and
   product-related
   liabilities .............  1,035             957
Other ......................  1,813           3,235
--------------------------------------------------------------------------------

Total accrued
   liabilities.............$ 28,793         $32,828
================================================================================

5. Long-Term Debt:

Long-term debt consists of the following:

                           December 31,    December 31,
                              1997            1996
--------------------------------------------------------------------------------
9% Senior Notes
    due 2001...............$ 76,594        $ 87,750
================================================================================

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

      The fair value of the Senior Notes, estimated based on the quoted market price, was approximately $77,743 at December 31, 1997.

      In 1996, the Company's Board of Directors had approved a program to repurchase up to $10,000 of its outstanding Senior Notes either in the open market or in privately negotiated transactions. During 1997, the Board of Directors increased the repurchase program to $20,000. During 1996 and 1997, the Company had repurchased $2,250 and $11,156, respectively, of its Senior Notes. In connection with the repurchases in 1997, the Company recorded an extraordinary charge of $279, net of $160 of income tax benefits, or $ 0.03 per common share, to write off the portion of the debt issuance cost and premiums associated with the repurchased Senior Notes. Such writeoffs were immaterial to the financial statements for 1996 and were included in other expense.

      The Company has a revolving credit facility which expires in 2000 that provides for borrowings up to $30,000 with interest at 1% over prime, or 2 3/4% over LIBOR, at the Company's option. This agreement provides for a commitment fee based on the average daily unused portion of the commitment equal to one quarter of one percent per annum. This financing agreement contains certain covenants which include the maintenance of minimum net worth and restrictions on the incurrence of additional debt. Borrowings under this facility are collateralized by inventory and receivables. There were no borrowings outstanding under this facility at December 31, 1997, however, the facility provides for standby letters of credit which total $3,380 at December 31, 1997.

6. Comprehensive Income:

Comprehensive income for the three years ended December 31, 1997 includes the following components:

                               1997        1996       1995
--------------------------------------------------------------------------------
Net income...................$ 6,741     $12,097    $ 9,435
Other comprehensive
   income (loss):
     Minimum pension
     liability adjustment        873        (983)    (1,012)
--------------------------------------------------------------------------------
Comprehensive income         $ 7,614     $11,114    $ 8,423
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

7. Other Liabilities:

Other liabilities consists of the following:

                           December 31,     December 31,
                               1997            1996
--------------------------------------------------------------------------------
Environmental
   remediation and
   product-related
   liabilities............  $ 13,981         $ 10,926
Accrued workers'
   compensation
   claims.................     4,425            4,871
Other.....................     3,899            3,604
--------------------------------------------------------------------------------
Total other liabilities...  $ 22,305         $ 19,401
================================================================================

8. Research and Development Costs:

Total research and development costs charged to operations amounted to $3,718, $4,552 and $3,683 for the years ended December 31, 1997, 1996 and 1995, respectively.

9.Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities and equipment under leases with varying terms.

      Future minimum lease payments of significant, noncancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 1997 are as follows:

Years Ending
--------------------------------------------------------------------------------

1998.............................................         $1,486
1999.............................................          1,178
2000.............................................            843
2001.............................................             42
2002.............................................              5
Thereafter.......................................             --
--------------------------------------------------------------------------------
Total minimum lease payments.....................         $3,554
================================================================================

      Rent expense was $1,902, $1,772 and $1,791 for the years ended December 31, 1997, 1996 and 1995, respectively.

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

      Net periodic pension cost includes the following components:

                                                   For the years ended
                                                       December 31,
                                         --------------------------------------
                                            1997           1996           1995
-------------------------------------------------------------------------------

Benefits earned
    during the year
    (service cost) ................        $1,144         $1,113           $919
Interest cost on
    projected benefit
    obligation ....................         3,863          3,743          3,797
Return on plan assets .............        (7,130)        (2,515)        (6,088)
Net amortization
    and deferral ..................         3,640         (1,088)         2,745
-------------------------------------------------------------------------------

Net periodic
    pension cost ..................        $1,517         $1,253         $1,373
===============================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

      The following tables present a reconciliation of the Plans' status at December 31, 1997 and 1996:

                                                     Plan Whose    Plan(s) Whose
                                                   Assets Exceed    Accumulated
                                                    Accumulated       Benefits
                                                      Benefits     Exceed Assets
December 31, 1997:
   Actuarial present value of
      benefit obligations:
   Vested benefit obligations ................        $ 29,941         $ 25,790
===============================================================================
   Accumulated benefit
      obligations ............................        $ 30,527         $ 26,758
===============================================================================

   Projected benefit
      obligations ............................        $ 31,242         $ 26,758
   Plan assets at fair
      market value ...........................          31,336           15,069
-------------------------------------------------------------------------------

   Projected benefit obligations
      in excess of plan assets ...............              94          (11,689)
   Unrecognized net loss .....................           3,070            1,339
   Unrecognized net
      obligation .............................             434             (349)
   Unrecognized prior
      service cost ...........................          (3,404)           1,183
   Adjustment required to
      recognize minimum
      liability ..............................              --           (2,604)
-------------------------------------------------------------------------------
   Prepaid (accrued) pension
     liability ($1,082 included
     in accrued liabilities)  ................        $    194         $(12,120)
===============================================================================

December 31, 1996:
   Actuarial present value
      of benefit obligations:
   Vested benefit obligations ................        $     --         $ 54,168
===============================================================================
   Accumulated benefit
      obligations ............................        $     --         $ 55,678
===============================================================================

   Projected benefit obligations .............        $     --         $ 56,182
   Plan assets at fair
      market value ...........................              --           41,010
-------------------------------------------------------------------------------
   Projected benefit obligations
      in excess of plan assets ...............              --          (15,172)
   Unrecognized net loss .....................              --            7,108
   Unrecognized net obligation ...............              --              161
   Unrecognized prior
      service cost ...........................              --           (2,463)
   Adjustment required to
      recognize minimum
      liability ..............................              --           (4,302)
-------------------------------------------------------------------------------
   Accrued pension
     liability ($2,287 included
     in accrued liabilities)  ................        $     --         $(14,668)
===============================================================================

      Plan assets which are deposited with a trustee consist principally of fixed income, equity and short-term investments and cash equivalents.

      The provisions of FASB Statement No. 87, "Employers' Accounting for Pensions," require the recognition of an additional minimum liability for plans whose accumulated benefits exceed assets. These amounts have been recorded as a long-term liability with an offsetting intangible asset included in other noncurrent assets amounting to $837 and $1,005 at December 31, 1997 and 1996, respectively. Because the asset recognized may not exceed the amount of unrecognized prior service cost, the difference of $1,122, net of tax benefits of $645, is reported as a separate reduction of stockholders' equity at December 31, 1997.

      The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations are 7.0% and 5.5% as of December 31, 1997 and 1996, respectively. The expected long-term rate of return on plan assets is 9.0% for all years presented.

      The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% of compensation with partially matching Company contributions. Defined contribution pension expense for the Company was $1,316, $1,363 and $1,128 for the years ended December 31, 1997, 1996 and 1995, respectively.

11. Postretirement Benefits
Other Than Pensions:

The Company provides certain health care and life insurance benefits for certain retirees. The determination of benefit cost for postretirement plans is based on plan provisions. These benefits are provided through insurance companies whose premiums are based on benefits paid or claims experience.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

Net periodic postretirement benefits cost, calculated in accordance with SFAS No. 106, is as follows:

                                                     For the years ended
                                                          December 31,
                                               ---------------------------------
                                                 1997         1996         1995
-------------------------------------------------------------------------------
Service cost-benefits earned
    during the year .....................       $ 139        $ 141        $ 137
Interest cost on
    postretirement
    benefit obligations .................         505          484          480
Amortization of
    prior service cost ..................        (409)        (447)        (524)
Amortization of losses ..................          99           90           47
-------------------------------------------------------------------------------
Net periodic postretirement
    benefits cost .......................       $ 334        $ 268        $ 140
===============================================================================

At December 31, 1997 and 1996, the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, were as follows:

                                                    December 31,    December 31,
                                                        1997            1996
-------------------------------------------------------------------------------
Accumulated present value
  of postretirement benefit
  obligations:
     Retirees and
       dependents ............................        $ (4,106)        $ (4,136)
     Fully eligible active
       plan participants .....................          (1,191)            (999)
     Other active plan
       participants ..........................          (2,255)          (2,355)
     Unrecognized prior
       service cost ..........................          (3,224)          (3,633)
     Unrecognized net loss ...................             220              303
-------------------------------------------------------------------------------
     Accrued postretirement
       benefit obligation ....................         (10,556)         (10,820)
     Less current portion ....................             598              571
-------------------------------------------------------------------------------
     Noncurrent postretirement
       benefit obligations ...................        $ (9,958)        $(10,249)
===============================================================================

      A weighted average assumed discount rate of 7.0% was used to measure the accumulated postretirement benefit obligations as of December 31, 1997 and 1996. The annual rate of increase in the per capita cost of covered health care benefits was assumed to be 6.1% in 1997; the rate was assumed to decrease gradually to 5.0% over the next 10 years and remain level thereafter. An increase of one percentage point in the assumed health care cost trend rates for each future year would increase the aggregate of the service and interest cost components of net periodic postretirement benefits cost by $70, for the year ended December 31, 1997, and would increase the accumulated postretirement benefit obligations by $706 at December 31, 1997.

12. Income Taxes:

The provision for income taxes is comprised of the following:

                                                    For the years ended
                                                        December 31,
                                       -----------------------------------------
                                          1997             1996            1995
--------------------------------------------------------------------------------
Current:
   Federal ....................         $ 3,980          $ 5,591         $ 4,114
   State ......................             246              711             608
Deferred:
   Federal ....................            (213)           1,348           1,272
   State ......................              22              248             535
--------------------------------------------------------------------------------
Provision for
   income taxes ...............         $ 4,035          $ 7,898         $ 6,529
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

                                                    For the years ended
                                                         December 31,
                                           ------------------------------------
                                             1997            1996         1995
-------------------------------------------------------------------------------

Statutory federal
    income tax rate ..............            34.0%           35.0%        35.0%
State income taxes,
    net of federal
    benefit ......................             1.6             3.5          4.4
Goodwill .........................             1.4             0.8          1.0
Other ............................            (0.5)            0.2          0.5
-------------------------------------------------------------------------------
Effective tax rate ...............            36.5%           39.5%        40.9%
===============================================================================

      Deferred taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The components of the deferred tax asset and liability relate to the following temporary differences:

                                                    December 31,    December 31,
                                                        1997            1996
-------------------------------------------------------------------------------
Deferred tax asset:
    Accounts receivable ....................         $    933          $  1,021
    Unfunded pension
       liability ...........................            4,362             5,264
    Environmental
       remediation and
       product-related
       reserves ............................            9,050             8,009
    Postretirement
       benefit obligations .................            4,091             4,241
    Other accruals .........................            1,071               974
-------------------------------------------------------------------------------
     Total deferred
       tax asset ...........................           19,507            19,509
-------------------------------------------------------------------------------
Deferred tax liability:
    Depreciation and
       amortization ........................          (11,169)          (12,023)
    Inventory ..............................           (1,752)           (1,924)
    Other ..................................           (2,661)           (1,544)
-------------------------------------------------------------------------------
     Total deferred tax
       liability ...........................          (15,582)          (15,491)
-------------------------------------------------------------------------------
Net deferred
       tax asset ...........................         $  3,925          $  4,018
===============================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

13. Supplemental Cash Flow Information:

Cash payments for interest were $7,710, $8,168 and $8,102 for the years ended December 31, 1997, 1996 and 1995, respectively. Cash payments for income taxes were $4,964, $4,335 and $6,183 for the years ended December 31, 1997, 1996 and 1995, respectively.

14. Related Party Transactions:

The Company and ABI provide certain goods and services to each other pursuant to agreements negotiated at arm's length. The Company had the following transactions with ABI:

                                                    For the years ended
                                                         December 31,
                                          --------------------------------------
                                              1997           1996           1995
--------------------------------------------------------------------------------

Sales .............................         $  964         $1,213         $1,409
Raw material
   transfers to ABI ...............          2,942          3,115          2,899
Computer service
   income .........................            145            226            262
Material purchases
   from ABI .......................          5,269          5,814          3,817
Management fees ...................          1,221          1,265            993
================================================================================

      Amounts as of December 31, 1997 and 1996 due from an affiliate of ABI totaled $290 and $620, respectively. Amounts as of December 31, 1997 and 1996 due to ABI and its affiliates totaled $1,094 and $1,586, respectively.

15. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

      Two customers accounted for 23% and 19% of the Company's net sales for the year ended December 31, 1997, 22% and 20% for the year ended December 31, 1996, and 21% and 21% for the year ended December 31, 1995 and accounted for 40% and 41% of accounts receivable at December 31, 1997 and 1996, respectively.

16. Contingent and Other Liabilities:

The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims. These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance.

      The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanups progress, these liabilities are adjusted based upon progress in determining the timing and extent of remedial actions and the related costs and damages. The extent and amounts of the liabilities can change substantially due to factors such as the nature or extent of contamination, changes in remedial requirements and technological improvements. The recorded liabilities (Notes 4 and 7) are not discounted for delays in future payments and are not reduced by the amount of estimated insurance recoveries. Such estimated insurance recoveries of $6,918 and $3,939 are reflected in other noncurrent assets at December 31, 1997 and 1996 and are considered probable of recovery.

      Although the outcome of these matters could result in significant expenses or judgments, management does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position of the Company.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

17. Initial Public Offering:

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

      In 1996, the Company's Board of Directors approved a plan to repurchase up to $5,000 (increased to $10,000 in 1997) of the Company's common stock (Class A and Class B shares). At December 31, 1997, the Company had repurchased $9,573 of common stock under this program. Shares of Class B stock repurchased (totalling 595,00) have been retired. As of December 31, 1997, ABI owned 4,395,605 Class B shares that represented 63.7% of the voting control of the Company.

18. 1995 Stock Option Plan:

Effective with the public offering (Note 17), the Company adopted the 1995 stock option plan ("The Plan"). Under The Plan, options to purchase up to 550,000 shares of the Company's Class A common stock may be issued to officers and key employees. The Company amended the plan to increase the number of shares authorized to be issued from 550,000 to 800,000, an increase of 250,000 shares. These options may be either incentive stock options or nonqualified stock options, and the options exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

      Effective January 1, 1996, the Company adopted the disclosure-only option under SFAS No.123, "Accounting for Stock-Based Compensation." The Company continues to use the accounting method under APB Opinion No. 25 (APB 25) and related interpretations for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Pro forma disclosure, as required by SFAS No.123, regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of the statement.

      The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: option forfeiture of 15%; risk-free interest rates of 5.76%, 5.99% and 5.9%; no dividends; volatility factors of the expected market price of the Company's common stock of .356 for 1997 and .388 for 1996 and 1995; and a weighted-average expected life of the options of 7 years.

      For purposes of pro forma disclosures, the estimated fair value of the options ($243 for the 1997 grant, $103 for the 1996 grant, and $2,832 for the 1995 grant) is amortized to expense over the options' vesting period. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the pro forma disclosures. The Company's pro forma information follows:

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

                                                   For the years ended
                                                        December 31,
                                       -----------------------------------------
                                             1997           1996           1995
-------------------------------------------------------------------------------

Net income ........................      $  6,741       $ 12,097       $  9,435
Estimated pro forma
   compensation expense
   from stock options:
     1995 grant ...................          (566)          (566)          (518)
     1996 grant ...................           (21)           (19)            --
     1997 grant ...................           (44)            --             --
-------------------------------------------------------------------------------

Pro forma net income ..............      $  6,110       $ 11,512       $  8,917
================================================================================

Pro forma basic and diluted net
   income per share ...............      $    .62       $   1.15       $    .89
================================================================================

      A summary of the Company's stock option activity, and related information is as follows:

December 31, 1997:

--------------------------------------------------------------------------------
                                                      Shares    Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
   beginning of year ..........................       484,500             --
Options granted ...............................        56,000      $   14.25
Options exercised .............................        (2,000)         13.00
Options forfeited .............................       (26,600)         13.53
--------------------------------------------------------------------------------
Options outstanding
   end of year ................................       511,900      $   13.01
================================================================================
Exercisable at end of year ....................       185,200      $   12.95
Stock options available for
   future issuance ............................       286,100             --
================================================================================

December 31, 1996:

--------------------------------------------------------------------------------
                                                      Shares    Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
   beginning of year .............................    481,000            --
Options granted ..................................     22,000        $10.63
Options exercised ................................         --            --
Options forfeited ................................    (18,500)        13.00
--------------------------------------------------------------------------------
Options outstanding
   end of year ...................................    484,500        $12.89
================================================================================
Exercisable at end of year .......................     94,100        $13.00
Stock options available for
   future issuance ...............................     65,500            --
================================================================================

December 31, 1995:

--------------------------------------------------------------------------------
                                                      Shares    Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
   beginning of year ..............................        --            --
Options granted ...................................   498,000        $13.00
Options exercised .................................        --            --
Options forfeited .................................   (17,000)        13.00
--------------------------------------------------------------------------------
Options outstanding
   end of year ....................................   481,000        $13.00
================================================================================
Exercisable at end of year ........................        --            --
Stock options available for
   future issuance ................................    69,000            --
================================================================================

19. Quarterly Financial Data (Unaudited):

The following table sets forth certain unaudited quarterly financial information.

                                          Year ended December 31, 1997
                                          ----------------------------
                                First        Second        Third       Fourth
                               Quarter       Quarter       Quarter    Quarter(a)
--------------------------------------------------------------------------------

Net sales ..............       $61,083       $64,909       $69,526     $57,008
Gross profit ...........        18,241        19,805        19,676      14,710
Net income .............         1,013         2,104         2,198       1,426
Net income per
  common share .........           .10           .21           .22         .15
================================================================================

                                          Year ended December 31, 1996
                                          ----------------------------
                                First        Second        Third       Fourth
                               Quarter       Quarter       Quarter    Quarter(b)
--------------------------------------------------------------------------------

Net sales .............       $54,118        $74,380       $71,900     $69,053
Gross profit ..........        13,935         25,056        24,373      23,502
Net income
   (loss) .............        (1,044)         4,850         4,392       3,899
Net income
   (loss) per
   common share .......          (.10)           .48           .44         .39
================================================================================

(a) Fourth quarter 1997 includes a $0.3 million (after tax) charge (0.03 per share) for an extraordinary item. (See Note 5.)
(b) Fourth quarter 1996 includes a $0.6 million (after tax) charge for accelerated depreciation of certain machinery and equipment.

Congoleum Corporation
Report of Independent Auditors

================================================================================

To the Board of Directors
and Shareholders of
Congoleum Corporation:

We have audited the accompanying balance sheets of Congoleum Corporation as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1995 were audited by other auditors whose report dated February 20, 1996, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements present fairly, in all material respects, the financial position of Congoleum Corporation at December 31, 1997, and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 18, 1998

Directors and Officers
================================================================================

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

Robert N. Agate
Senior Vice President - Manufacturing

Howard N. Feist III
Senior Vice President - Finance and Secretary

Dennis P. Jarosz
Senior Vice President - Marketing

Anthony C. Prestipino
Senior Vice President - Sales

Peter J. Rohrbacher
Senior Vice President - Research and Engineering

Thomas A. Sciortino
Senior Vice President - Administration

Merrill M. Smith
Senior Vice President - Technology

Corporate Information
================================================================================

Corporate Headquarters

Congoleum Corporation
3705 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ  08619-0127
(609) 584-3000

Annual Meeting

The 1998 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Thursday, May 14, 1998 in Conference Room 6, 8th Floor, Fleet Bank, 1 Federal Street Boston, Massachusetts at 1:00 p.m. local time.

General Counsel

Patterson, Belknap, Webb & Tyler L.L.P.
1133 Avenue of the Americas
New York, NY  10036-6710

Independent Auditors

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA  19103

Market Information

The Company's Class A Common Stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-eighth) based on New York Stock Exchange trading over the past two years.

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

      The number of registered and beneficial holders of the Class A Common Stock on February 7, 1998 was approximately 2,000.

1997                                                High             Low
--------------------------------------------------------------------------------
First Quarter ...............................      14 7/8          11 3/4
Second Quarter ..............................      13 1/8          10 1/2
Third Quarter ...............................      13 3/4        10 11/16
Fourth Quarter ..............................     11 9/16           8 3/4

1996                                                High             Low
--------------------------------------------------------------------------------
First Quarter ...............................      12 3/4           9 1/8
Second Quarter ..............................      12 5/8           8 7/8
Third Quarter ...............................          13          11 1/8
Fourth Quarter ..............................      14 1/4          12 1/2


Stockholder Information

The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 1997, which has been filed with the Securities and Exchange Commission.

Registrar and Transfer Agent

BankBoston N.P.
c/o Boston Equiserve L.P.
P.O. Box 8040
Boston, MA  02266-8040
(718) 575-3400
www.equiserve.com

                                                             [Recycle Logo]
                                                       Printed on Recycled Paper