Form 10-K, Exhibit 13
period 1998-12-31
CONGOLEUM CORP
filed 1999-03-26
CIK 23341

================================================================================

Congoleum Corporation
Selected Financial Data
(in thousands, except per share amounts)

                                                           For the years ended
                                                               December 31,
                                         --------------------------------------------------------
                                           1998        1997        1996        1995        1994
-------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales ............................   $259,126    $252,526    $269,451    $263,147    $265,784
Cost of sales ........................    181,997     180,093     182,585     186,382     175,059
Selling, general and
   administrative expenses ...........     56,839      57,094      61,597      55,228      56,315

-------------------------------------------------------------------------------------------------
Income from operations ...............     20,290      15,339      25,269      21,537      34,410
Interest expense, net ................     (5,758)     (5,258)     (6,369)     (6,708)     (6,968)
Other income, net ....................        984         974       1,095       1,135       1,184

-------------------------------------------------------------------------------------------------
Income before taxes
   and extraordinary item ............     15,516      11,055      19,995      15,964      28,626
Provision for income
   taxes .............................      5,663       4,035       7,898       6,529      11,131

-------------------------------------------------------------------------------------------------
Income before
   extraordinary item ................      9,853       7,020      12,097       9,435      17,495
Extraordinary item ...................     (2,413)       (279)         --          --          --

-------------------------------------------------------------------------------------------------
Net income ...........................   $  7,440    $  6,741    $ 12,097    $  9,435    $ 17,495

=================================================================================================
Income per common share before
   extraordinary item ................   $   1.09    $   0.72    $   1.21    $   0.94    $   1.75
Extraordinary Item ...................      (0.27)      (0.03)         --          --          --

-------------------------------------------------------------------------------------------------
Net income per common share, basic
   and diluted .......................   $   0.82    $   0.69    $   1.21    $   0.94    $   1.75

=================================================================================================
Average shares outstanding ...........      9,038       9,839      10,007      10,022      10,000

=================================================================================================
Balance Sheet Data (at end of period):
Total assets .........................   $231,865    $196,581    $219,798    $206,842    $204,822
Total debt ...........................     99,526      76,594      87,750      90,000      90,000
Stockholders' equity .................     37,853      31,783      33,667      22,602      19,410

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

      In addition to external economic factors, the Company's results are sensitive to sales and manufacturing volume, competitors' pricing, consumer preferences for flooring products, raw material costs and the mix of products sold. The manufacturing process is capital intensive and requires substantial investment in facilities and equipment. The cost of operating these facilities generally does not vary in direct proportion to production volume and, consequently, operating results fluctuate disproportionately with changes in sales volume.

Year ended December 31, 1998 as compared to year ended December 31, 1997

      Net sales for the year ended December 31, 1998 were $259.1 million as compared to $252.5 million for the year ended December 31, 1997, an increase of $6.6 million or 2.6%. Increases in sales to the manufactured housing industry and to home centers from 1997 to 1998 were partly offset by a decline in sales of lower-end products to the specialty retail channel. Price reductions occurred in certain products and markets which resulted in an aggregate decrease in prices of 1.2%.

      Gross profit for the year ended December 31, 1998 was $77.1 million compared to $72.4 million in 1997, an increase of $4.7 million or 6.5%, as a result of higher sales and improved gross profit margins. Gross profit margins improved from 28.7% of net sales in 1997 to 29.8% of net sales in 1998 due to declines in raw material costs, an increase in manufacturing productivity and a higher margin mix of sales.

      Selling, general and administrative expenses were $56.8 million for the year ended December 31, 1998 as compared to $57.1 million for the year ended December 31, 1997, a decrease of $0.3 million or 0.4%. As a percent of net sales, selling, general and administrative expenses declined from 22.6% in 1997 to 21.9% in 1998. Expense control initiatives have succeeded in reducing these costs on an overall basis despite increased spending related to Year 2000 compliance. In addition, the sales channels where the Company has experienced the most sales growth require relatively less sales and marketing support than the specialty retail channel.

      Income from operations was $20.3 million (7.8% of net sales) for the year ended December 31, 1998, compared to $15.3 million (6.1% of net sales) for the year ended December 31, 1997, an increase of $5.0 million or 32.3%, primarily due to the increase in sales and gross profit margins.

      Interest expense increased from $6.8 million in 1997 to $7.4 million in 1998 primarily due to a higher amount of interest being capitalized rather than expensed in connection with capital expenditures in 1997.

      During 1998, the Company issued $100 million in ten-year 8 5/8% Senior Notes (priced to yield 8.70%). Most of the proceeds were used to retire the Company's existing 9% Senior Notes due in 2001. In connection with this transaction, the Company recorded an extraordinary charge of $2.4 million (net of tax benefit) for the prepayment premium and write-off of deferred financing costs. In 1997, the Company had recorded an extraordinary charge of $0.3 million for similar costs in connection with open market purchases of $11.2 million of the 9% Senior Notes.

      Before the extraordinary charges, income in 1998 was $9.9 million, as compared to $7.0 million in 1997, an increase of $2.8 million or 40.4%. Income per common share before extraordinary item increased 51.4%, from $.72 in 1997 to $1.09 in 1998.

      Net income increased from $6.7 million, or $.69 per share, in 1997, to $7.4 million, or $.82 per share, in 1998. Weighted average number of common and equivalent shares outstanding decreased in 1998 to 9.0 million from 9.8 million in 1997, primarily due to the purchases of its stock in the fourth quarter of 1997.

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

================================================================================

Year ended December 31, 1997 as compared to year ended December 31, 1996

      Net sales for the year ended December 31, 1997 were $252.5 million as compared to $269.5 million for the year ended December 31, 1996, a decrease of $17.0 million or 6.3%. The decline in sales was due to a number of factors, including reduced sales volume of higher priced sheet goods, an inventory reduction by the Company's largest distributor, lower average selling prices for certain products, and a decline in shipments to Color Tile, Inc., a major retailer which ceased operations in mid-1997. In addition, the Company's largest production line was shut down for refurbishment for four months, which limited its ability to pursue certain sales initiatives.

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

      Interest expense decreased from $8.2 million in 1996 to $6.8 million in 1997 as a result of lower average debt outstanding and a greater amount of interest capitalized in connection with capital expenditures in 1997. The provision for income taxes declined from 39.5% of income before income taxes in 1996 to 36.5% of income before income taxes in 1997 as a result of the lower income level, which reduced the average effective statutory rate, and lower effective state income tax rates.

      The Company recorded an extraordinary charge of $0.3 million or $.03 per share in 1997 for premiums and writeoff of deferred financing costs in connection with the open market purchase of $11.2 million of its 9% Senior Notes.

      Net income for the year ended December 31, 1997 was $6.7 million, down 44.6% from $12.1 million in 1996. Net income per share in 1997 was $.69, compared to $1.21 in 1996.

Liquidity and Capital Resources

Cash and equivalents, including short-term investments at December 31, 1998, were $50.3 million, an increase of $31.3 million from December 31, 1997. Working capital was $68.5 million, up from $39.0 million one year earlier. The ratio of current assets to current liabilities at December 31, 1998 was 2.4 to one, compared to 1.9 to one a year earlier. The ratio of debt to total capital at December 31, 1998 was .43, compared to .39 at December 31, 1997. Net cash provided by operations during the year ended December 31, 1998 was $24.0 million, up from $11.0 million in 1997. Capital expenditures in 1998 totaled $9.4 million. The Company is currently planning capital expenditures of $18 million to $20 million in 1999 and $20 million to $25 million in 2000.

      During 1998, the Company issued $100 million of 8 5/8% Senior Notes maturing August 1, 2008 priced at 99.505 to yield 8.70%. Proceeds of the offering were used to redeem all $76.6 million of its 9% Senior Notes, plus accrued interest and prepayment premium, to pay certain fees and expenses in connection with the offering, and for working capital and general corporate purposes. In connection with this offering, the Company recorded an extraordinary after-tax charge of $2.4 million in the third quarter of 1998.

      During 1998, the Company entered a new five-year revolving credit facility which provides for borrowings up to $30 million which replaced its then-existing $30 million line of credit facility. Interest ranges from 0-1% below prime, or 0.75% to 1.5% over LIBOR, depending on the Company's ratio

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

================================================================================

of debt to EBITDA. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 1998, based on the level of receivables and inventory, the Company had a borrowing base available of $25.6 million, of which $3.4 million was utilized for outstanding letters of credit.

      In 1998, the Company's Board of Directors approved a new plan to repurchase up to $5 million of the Company's Common Stock. As of December 31, 1998, the Company had repurchased 24,190 shares of its Common Stock for an aggregate cost of $0.2 million pursuant to this plan.

      In 1996, the Company began the initial planning of a comprehensive initiative to address the impact of the Year 2000 on its information and equipment systems. The Company organized a Year 2000 oversight team to develop a strategy of evaluation, implementation, testing and contingency planning to address the Company's Year 2000 readiness. The evaluation phase involved performing a complete, company-wide inventory to identify all internal, general purpose and production hardware and software systems, as well as any embedded logic devices used to control equipment or facilities, that required modification to become Year 2000 compliant. In addition to the Company's internal assessment, the Company communicated with all its distributors and all key third-party suppliers of goods and services to determine their states of Year 2000 readiness, implementation of Year 2000 compliant systems and related contingency plans.

      In the second quarter of 1997, the Company began the implementation and testing phase of replacing or modifying system hardware, software, and devices. As of January 1999, the Company has completed work on 86% of the systems identified as requiring modification. The Company anticipates that substantially all of its systems will be Year 2000 compliant by the end of the first quarter of 1999.

      Costs directly associated with achieving Year 2000 compliance, including modifying computer software or converting to new programs, consist of payments to third parties as well as an allocation of the payroll and benefits of its employees based on the amount of their time devoted to this activity. These costs are expensed as incurred. Costs for new hardware are capitalized in accordance with the Company's fixed asset policy, and any equipment retired is written off.

      The following table summarizes the Company's direct Year 2000 compliance expenditures (actual and planned) by year:

(In thousands)                           1997    1998   1999
                                         ----    ----   ----
Expenses paid to third parties            $52    $330   $108
Allocated payroll costs                   174     386     67
Capital expenditures                        5     206     --

      In addition to work undertaken explicitly to achieve Year 2000 compliance, the Company has replaced or upgraded a number of systems in the ordinary course of business where the replacement or upgrade will, in addition to its primary benefits, also provide Year 2000 compliance. The nature of these costs, and their accounting treatment, is the same as described above. The following table summarizes the Company's actual or planned expenditures on systems improvements undertaken for reasons unrelated to the Year 2000, but also serving to achieve Year 2000 compliance:

(In thousands)                           1997    1998   1999
                                         ----    ----   ----
Expenses paid to third parties            $13     $76   $111
Allocated payroll costs                    48      37     48
Capital expenditures                       92     144    126

      The costs of achieving Year 2000 compliance, and of improving the Company's systems, are being funded through operating cash flow. With respect to embedded logic devices used to monitor or control equipment or facilities, the Company has completed a survey of all locations and identified 12 devices which must be modified or replaced. The Company expects to complete modification or replacement of these devices by the end of the second quarter of 1999 at an estimated aggregate cost of $0.2 million.

      Although the Company believes it has taken all of the necessary steps to ensure that the Company will be Year 2000 compliant, there can be no assurances that the Company will be able to complete all of the modifications in the required time frame, that all third parties will be Year 2000

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)

================================================================================

compliant, or that unforeseen Year 2000 issues will not arise. Management currently believes the worst case scenario with any reasonable probability is that a small number of vendors, who are not critical to the operation of the Company's business, will be unable to supply materials for a short time after January 1, 2000, and that minor additional systems modifications not identified during evaluation or testing will be identified and corrected in a matter of days. The Company does not anticipate any disruption of service to its customers.

      The Company is currently preparing contingency plans for the various potential disruptions that could occur in spite of its own efforts and representations from its distributors and suppliers.

      Collective bargaining agreements with hourly employees at the Company's facilities expire in 2001 and 2003. In the past five years, there have been no strikes by employees at the Company, and the Company believes that its employee relations are satisfactory.

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

      The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims (more fully discussed in "Legal Proceedings" in Part I Item 3. and "Environmental Regulation" in Part I Item 1. of the Company's Annual Report on Form 10-K for the year ended December 31,
1998). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general, environmental and asbestos-related contingencies.

      The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and cleanups progress, these liabilities are adjusted based upon progress in determining the timing and extent of remedial actions and the related costs and damages. The extent and amounts of the liabilities can change substantially due to factors such as the nature or extent of contamination, changes in remedial requirements and technological improvements. Estimated insurance recoveries related to these liabilities are reflected in other noncurrent assets (see Note 15 of Notes to Financial Statements).

      Although the outcome of these matters could result in significant expenses or judgments, management does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position the Company.

      The Company's principal sources of capital are net cash provided by operating activities and borrowings under its Financing Agreement. The Company believes these sources will be adequate to fund working capital requirements, debt service payments and planned capital expenditures through the foreseeable future.

Congoleum Corporation
Balance Sheets
(dollars in thousands, except share amounts)

================================================================================

                                                                     December 31, December 31,
                                                                          1998        1997
----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents .......................................   $ 50,344    $ 11,069
   Short-term investments ..........................................         --       7,900
   Accounts and notes receivable, less allowance for doubtful accounts and cash discounts of $3,336 and $3,294 as
      of December 31, 1998 and 1997, respectively ..................     15,880      14,512
   Inventories .....................................................     45,192      44,434
   Prepaid expenses and other current assets .......................      3,022       2,965
   Deferred income taxes ...........................................      3,046       3,041
----------------------------------------------------------------------------------------------
      Total current assets .........................................    117,484      83,921
Property, plant, and equipment, net ................................     87,954      88,401
Goodwill, net ......................................................     11,819      12,251
Deferred income taxes ..............................................      1,863       2,636
Other noncurrent assets ............................................     12,745       9,372
----------------------------------------------------------------------------------------------
      Total assets .................................................   $231,865    $196,581

==============================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable ................................................   $ 14,399    $ 13,440
   Accrued liabilities .............................................     31,209      28,793
   Accrued income taxes ............................................        317         918
   Deferred income taxes ...........................................      3,058       1,752
----------------------------------------------------------------------------------------------
      Total current liabilities ....................................     48,983      44,903
Long-term debt .....................................................     99,526      76,594
Other liabilities ..................................................     23,501      22,305
Noncurrent pension liability .......................................     12,130      11,038
Accrued postretirement benefit obligation ..........................      9,872       9,958
----------------------------------------------------------------------------------------------
      Total liabilities ............................................    194,012     164,798
----------------------------------------------------------------------------------------------
TOCKHOLDERS' EQUITY
Class A common stock, par value $0.01; 20,000,000 shares authorized;
   4,658,000 shares issued; 4,258,610 and 4,282,800 shares
   outstanding as of December 31, 1998 and 1997, respectively ......         47          47
Class B common stock, par value $0.01; 4,755,000 shares authorized,
   issued and outstanding as of December 31, 1998 and 1997 .........         47          47
Additional paid-in capital .........................................     49,574      49,574
Retained deficit ...................................................     (5,380)    (12,820)
Minimum pension liability adjustment ...............................     (2,302)     (1,122)
Common stock held in treasury, at cost; 399,390 shares and 375,200
   shares at December 31, 1998 and 1997, respectively ..............     (4,133)     (3,943)
----------------------------------------------------------------------------------------------
      Total stockholders' equity ...................................     37,853      31,783
----------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity ...................   $231,865    $196,581
==============================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statement of Operations
(in thousands, except per share amounts)

================================================================================

                                                                   For the years ended
                                                                       December 31,
                                                             --------------------------------
                                                               1998        1997        1996
---------------------------------------------------------------------------------------------
Net sales ................................................   $259,126    $252,526    $269,451
Cost of sales ............................................    181,997     180,093     182,585
Selling, general and administrative expenses .............     56,839      57,094      61,597
---------------------------------------------------------------------------------------------
      Income from operations .............................     20,290      15,339      25,269
Other income (expense):
   Interest income .......................................      1,607       1,539       1,784
   Interest expense ......................................     (7,365)     (6,797)     (8,153)
   Other income ..........................................      1,249       1,287       1,436
   Other expense .........................................       (265)       (313)       (341)
---------------------------------------------------------------------------------------------
      Income before income taxes and extraordinary item ..     15,516      11,055      19,995
   Provision for income taxes ............................      5,663       4,035       7,898
---------------------------------------------------------------------------------------------
      Income before extraordinary item ...................      9,853       7,020      12,097
      Extraordinary item - early retirement of debt,
         net of income tax benefit .......................     (2,413)       (279)         --
---------------------------------------------------------------------------------------------
      Net income .........................................   $  7,440    $  6,741    $ 12,097
=============================================================================================
      Income per common share before extraordinary item ..   $   1.09    $    .72    $   1.21
      Extraordinary item .................................       (.27)       (.03)         --
---------------------------------------------------------------------------------------------
      Net income per common share, basic and diluted .....   $    .82    $    .69    $   1.21
=============================================================================================
      Weighted average number of common and
         equivalent shares outstanding ...................      9,038       9,839      10,007
=============================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Changes in Stockholders' Equity
(dollars in thousands, except share amounts)

================================================================================

                                           Common Stock                      Accumulated Other
                                          par value $0.01  Additional          Comprehensive
                                          ---------------   Paid-in  Retained   Income/(Loss)  Treasury            Comprehensive
                                         Class A  Class B   Capital   Deficit    Adjustment*     Stock     Total       Income
-----------------------------------------------------------------------------------------------------------------     -------
Balance, December 31, 1995 ...........    $ 47     $ 53     $55,172  $(31,658)     $(1,012)         --    $22,602
Purchase of treasury stock ...........                                                         $   (49)       (49)
Minimum pension liability adjustment,
   net of tax benefit of $603 ........                                                (983)                  (983)    $  (983)
Net income ...........................                                 12,097                              12,097      12,097
                                                                                                                      -------
Net comprehensive income .............                                                                                $11,114
-----------------------------------------------------------------------------------------------------------------     =======
Balance, December 31, 1996 ...........      47       53      55,172   (19,561)      (1,995)        (49)    33,667
Purchase of treasury stock ...........                                                          (3,894)    (3,894)
Purchase and retirement of
   Class B stock .....................               (6)     (5,624)                                       (5,630)
Exercise of stock options ............                           26                                            26
Minimum pension liability adjustment,
   net of tax of $658 ................                                                 873                    873        $873
Net income ...........................                                  6,741                               6,741       6,741
                                                                                                                      -------
Net comprehensive income .............                                                                                $ 7,614
-----------------------------------------------------------------------------------------------------------------     =======
Balance, December 31, 1997 ...........      47       47      49,574   (12,820)      (1,122)     (3,943)    31,783
Purchase of treasury stock ...........                                                            (190)      (190)
Minimum pension liability adjustment,
   net of tax benefit of $678 ........                                              (1,180)                (1,180)    $(1,180)
Net income ...........................                                  7,440                               7,440       7,440
                                                                                                                      -------
Net comprehensive income .............                                                                                $ 6,260
-----------------------------------------------------------------------------------------------------------------     =======
Balance, December 31, 1998 ...........    $ 47     $ 47     $49,574  $ (5,380)     $(2,302)    $(4,133)   $37,853
=================================================================================================================
*Entire amount relates to minimum pension liability adjustment.

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Cash Flows
(dollars in thousands)

================================================================================

                                                                          For the years ended
                                                                              December 31,
                                                                   ------------------------------
                                                                      1998       1997       1996
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income ...................................................  $  7,440   $  6,741   $ 12,097
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation ...........................................     9,848      9,102      8,696
         Amortization ...........................................       893        992      1,087
         Loss on early retirement of debt, including write-off
            of deferred financing fees ..........................     3,809        252         --
         Deferred income taxes ..................................     2,074         93        994
         Loss on disposition of assets ..........................        --        331         16
         Changes in certain assets and liabilities:
           Accounts and notes receivable ........................    (1,368)     3,216     (3,297)
           Inventories ..........................................      (758)     3,016        568
           Prepaid expenses and other current assets ............    (2,299)    (1,294)     1,026
           Accounts payable .....................................       959     (6,495)    (1,151)
           Accrued liabilities ..................................     1,854     (4,781)     4,200
           Other liabilities ....................................     1,515       (156)    (1,094)
-------------------------------------------------------------------------------------------------
            Net cash provided by operating activities ...........    23,967     11,017     23,142
-------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures, net ....................................    (9,440)   (19,523)   (12,817)
   Purchase of short-term investments ...........................   (15,000)   (40,200)   (45,000)
   Maturities of short-term investments .........................    22,900     49,800     27,500
-------------------------------------------------------------------------------------------------
            Net cash used by investing activities ...............    (1,540)    (9,923)   (30,317)
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of long-term debt ...................................    99,505         --         --
   Debt issuance costs ..........................................    (3,310)        --         --
   Payments to reduce long-term debt ............................   (76,594)   (11,156)    (2,250)
   Premium payments on early retirement of debt .................    (2,563)        --         --
   Purchase of treasury stock ...................................      (190)    (3,894)       (49)
   Purchase and retirement of Class B stock .....................        --     (5,630)        --
   Exercise of stock options ....................................        --         26         --
-------------------------------------------------------------------------------------------------
            Net cash provided (used) by financing activities ....    16,848    (20,654)    (2,299)
-------------------------------------------------------------------------------------------------
Net increase (decrease) in cash .................................    39,275    (19,560)    (9,474)
Cash and cash equivalents:
   Beginning of year ............................................    11,069     30,629     40,103
-------------------------------------------------------------------------------------------------
   End of year ..................................................  $ 50,344   $ 11,069   $ 30,629
=================================================================================================

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

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when products are shipped. Net sales are comprised of the total sales billed during the period less the sales value of goods returned, trade discounts and customers' allowances.

Cash and Cash Equivalents - All highly liquid debt instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates its fair value.

Short-Term Investments - The Company invests in highly liquid debt instruments with strong credit ratings. Investments with a maturity greater than three months, but less than one year at the time of purchase are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Company maintains cash and cash equivalents and short-term investments with certain financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Inventories - Inventories are stated at the lower of cost or market. The LIFO (last-in, first-out) method of determining cost is used for substantially all inventories.

Property, Plant, and Equipment - Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives (30 years for buildings, 15 years for building improvements, production equipment and heavy-duty vehicles, 3 to 10 years for light-duty vehicles and office furnishings and equipment) on the straight-line method for financial reporting and accelerated methods for income tax purposes. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations as incurred. When an asset is sold, retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in operations.

Debt Issue Costs - Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt. Such costs, at December 31, 1998 and 1997 amounted to $3,170 and $1,547, respectively, net of accumulated amortization of $140 and $2,603, respectively, and are included in other noncurrent assets.

Goodwill - The excess of purchase cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years. At each balance-sheet date, the Company evaluates the recoverability of its goodwill using certain financial indicators, such as historical and future ability to generate income from operations. Accumulated amortization amounted to $5,273 and $4,841 at December 31, 1998 and 1997, respectively.

      The Company periodically evaluates goodwill to ensure it is fully recoverable from projected undiscounted cash flows of the related business operations. There have been no impairment adjustments to goodwill through December 31, 1998.

Environmental Remediation Liabilities - The Company

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

is subject to federal, state and local environmental laws and regulations. The Company records a liability for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. The recorded liabilities are not discounted for delays in future payments (see Notes 4, 6, and 15).

Income Taxes - The provision for income taxes is based on earnings reported in the financial statements under an asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes," that requires the recognition of deferred tax assets and liabilities for the difference between the tax bases of assets and liabilities and their reported amounts for financial statement purposes.

Reclassifications - For comparative purposes, certain amounts have been reclassified to conform to the current-year presentation.

Income Per Share - Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes new standards for computing and presenting earnings per share. Earnings per share data for prior periods have been restated to conform to SFAS 128. The effect of the restatement on prior periods was immaterial. Due to the immaterial effect of common stock equivalents there is no difference between basic and fully diluted earnings per share for any period presented.

Changes in Accounting Principles - During 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires certain costs of internally developed software to be capitalized for years beginning after December 15, 1998. The Company will adopt SOP 98-1 effective January 1, 1999. The adoption of this SOP would not have had a material impact in 1998.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that companies report information about operating segments and is effective for financial statements for the year ended December 31, 1998 for the Company. The Company believes that it operates in one segment, flooring products.

      Effective January 1, 1997, the Company adopted the American Institute of Certified Public Accountants ("AICPA") SOP 96-1, "Environmental Remediation Liabilities," which provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities. Adoption of this standard did not have a material effect on the Company's financial position, results of operations or liquidity.

2. Inventories:

A summary of the major components of inventories is as follows:

                                                  December 31,     December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Finished goods ...............................      $36,018          $34,914
Work-in-process ..............................        3,106            3,160
Raw materials and supplies ...................        6,068            6,360
--------------------------------------------------------------------------------
Total inventories ............................      $45,192          $44,434
================================================================================

      If the FIFO (first-in, first-out) method of inventory accounting (which approximates current cost) had been used, inventories would have been approximately $1,251 and $340 lower than reported at December 31, 1998 and 1997, respectively. The carrying value of certain LIFO inventories was reduced by market valuation reserves of $300 and $229 at December 31, 1998 and 1997, respectively.

3. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows:

                                                  December 31,     December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Land .......................................       $  2,930         $  2,930
Buildings and improvements .................         35,759           33,259
Machinery and equipment ....................        138,782          132,414
Construction-in-progress ...................          4,072            3,819
--------------------------------------------------------------------------------
                                                    181,543          172,422
Less accumulated
   depreciation ............................        (93,589)         (84,021)
--------------------------------------------------------------------------------
Total property, plant,
and equipment, net .........................       $ 87,954         $ 88,401
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

      Interest is capitalized in connection with the construction of major facilities and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest cost was $325 and $823 for 1998 and 1997, respectively.

      The amount of approved but unexpended capital appropriations at December 31, 1998 was $13,334, substantially all of which is planned to be expended during 1999.

4. Accrued Liabilities:

Accrued liabilities consists of the following:

                                                  December 31,     December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Accrued warranty,
   marketing and sales
   promotion ...............................        $18,174          $17,244
Employee
   compensation and
   related benefits ........................          6,377            5,766
Interest ...................................          3,599            2,935
Environmental
   remediation and
   product-related
   liabilities .............................          1,040            1,035
Other ......................................          2,019            1,813
--------------------------------------------------------------------------------
Total accrued
   liabilities .............................        $31,209          $28,793
================================================================================

5. Long-Term Debt:

Long-term debt consists of the following:

                                                  December 31,     December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
8 5/8% Senior Notes
   due 2008 ................................        $99,526               --
9% Senior Notes
   due 2001 ................................             --          $76,594
================================================================================

      On August 3, 1998, the Company issued $100 million of 8 5/8% Senior Notes maturing August 1, 2008 priced at 99.505 to yield 8.70%. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2003 at a predetermined redemption price (ranging from 104% to 100%), plus accrued and unpaid interest to date of redemption. The Indenture under which the notes were issued includes certain restrictions on additional indebtedness and uses of cash, including dividend payments.

      Proceeds of the offering were used to redeem all of the outstanding 9% Senior Notes, including accrued interest and prepayment premium, to pay certain fees and expenses in connection with the offering, and for working capital and general corporate purposes. In connection with this offering, the Company recorded an extraordinary charge of $2.4 million, net of $1.4 million of income tax benefits, to write off debt issuance costs and premiums associated with the repurchase of the 9% Senior Notes.

      During 1997 and 1996, the Company repurchased $11,156 and $2,250, respectively, of its 9% Senior Notes. In connection with the repurchase in 1997, the Company recorded an extraordinary charge of $279, net of $160 of income tax benefits, to write off the portion of the debt issuance cost and premiums associated with the repurchased 9% Senior Notes. Such write-offs were immaterial to the financial statements for 1996 and were included in other expenses.

      The fair value of the Company's long-term debt is based on the quoted market prices for publicly traded issues. The estimated fair value of the 8 5/8% Senior Notes was approximately $98,500 at December 31, 1998. The estimated fair value of the 9% Senior Notes was $77,743 at December 31, 1997.

      The Company has a revolving credit facility which expires in 2003 that provides for borrowings up to $30,000 with interest varying based on the Company's ratio of debt to EBITDA, as defined. This agreement provides for a commitment fee based on the average daily unused portion of the commitment equal to one-fifth of one percent per annum. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. There were no

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

borrowings outstanding under this facility at December 31, 1998, however, the facility provides for standby letters of credit which totaled $3,380 at December 31, 1998.

6. Other Liabilities:

Other liabilities consists of the following:

                                                          December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Environmental
   remediation and
   product-related
   liabilities .............................        $16,198          $13,981
Accrued workers'
   compensation
   claims ..................................          4,987            4,425
Other ......................................          2,316            3,899
--------------------------------------------------------------------------------
Total other liabilities ....................        $23,501          $22,305
================================================================================

7. Research and Development Costs:

Total research and development costs charged to operations amounted to $3,819, $3,718 and $4,552 for the years ended December 31, 1998, 1997 and 1996, respectively.

8. Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities and equipment under leases with varying terms.

      Future minimum lease payments of significant, noncancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 1998 are as follows:

Years Ending
--------------------------------------------------------------------------------
1999 .................................................................   $1,867
2000 .................................................................    1,527
2001 .................................................................      653
2002 .................................................................      484
2003 .................................................................      479
Thereafter ...........................................................       40
--------------------------------------------------------------------------------
Total minimum lease payments .........................................   $5,050
================================================================================

      Rent expense was $2,368, $1,902 and $1,772 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. Retirement Plans:

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

      Net periodic pension cost includes the following components:

                                                    For the years ended
                                                        December 31,
                                            ------------------------------------
                                              1998          1997          1996
--------------------------------------------------------------------------------
Service cost .........................      $ 1,134       $ 1,144       $ 1,113
Interest cost ........................        3,898         3,863         3,743
Expected return on
   plan assets .......................       (4,070)       (3,614)       (3,579)
Amortization of transition
   amount ............................           76            76            76
Amortization of prior
   service benefit ...................         (242)         (242)         (242)
Recognized actuarial
   loss ..............................            2           290           142
--------------------------------------------------------------------------------
Net periodic
   pension cost ......................      $   798       $ 1,517       $ 1,253
================================================================================

Weighted-average rate assumptions as of December 31 were as follows:

                                               1998          1997          1996
--------------------------------------------------------------------------------
Discount rate ........................         6.75%         7.00%         7.00%
Rate of compensation
   increase ..........................         5.00%         5.50%         5.50%
Expected long-term
   rate of
   return on assets ..................         9.00%         9.00%         9.00%
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

      The following table sets forth the components of the change in projected benefit obligation and fair value of plan assets during 1998 and 1997 as well as funded status of the plans at December 31, 1998 and 1997:

                                                          December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Accumulated benefit
   obligation at end of year ...............       $ 59,451          $ 57,285
================================================================================
Change in projected benefit
   obligation:
      Projected benefit obligation
      at beginning of year .................       $ 58,000          $ 56,182
      Service cost .........................          1,134             1,144
      Interest cost ........................          3,898             3,863
      Actuarial loss .......................          1,629             1,202
      Benefits paid ........................         (4,309)           (4,391)
--------------------------------------------------------------------------------
Projected benefit obligation
      at the end of the year ...............       $ 60,352          $ 58,000
================================================================================
Change in plan assets:
   Fair value of plan assets
      at beginning of year .................       $ 46,405          $ 40,655
   Actual return on assets .................          3,100             7,579
   Employer contributions ..................          1,730             2,562
   Benefit paid ............................         (4,309)           (4,391)
--------------------------------------------------------------------------------
Fair value of plan assets
      at end of year .......................       $ 46,926          $ 46,405
================================================================================
   Funded status ...........................       $(13,426)         $(11,595)
   Unrecognized transition
      amount ...............................              9                85
   Unrecognized prior
      service benefit ......................         (1,978)           (2,221)
   Unrecognized net
      actuarial loss .......................          7,006             4,409
--------------------------------------------------------------------------------
   Net amount
      recognized ...........................       $ (8,389)         $ (9,322)
================================================================================
   Amounts recognized in the
      financial statements
      consist of:
   Accrued benefit liability
      (including current amount
      of $864 and $1,140,
      respectively) ........................       $(12,759)         $(11,926)
   Intangible asset ........................            746               837
   Deferred tax asset ......................          1,322               645
   Accumulated other
      comprehensive
      income ...............................          2,302             1,122
--------------------------------------------------------------------------------
   Net amount
      recognized ...........................       $ (8,389)         $ (9,322)
================================================================================

      For the year ended December 31, 1997, one of the plan's assets exceeded the projected benefit obligation. At December 31, 1997 the projected benefit obligation, accumulated benefit obligation, and assets were $31,242, $30,527 and $31,336, respectively.

      The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% of compensation with partially matching Company contributions. The charge to income relating to the Company match was $1,529, $1,316 and $1,363 for the years ended December 31, 1998, 1997 and 1996, respectively.

10. Postretirement Benefits Other Than Pensions:

Net periodic postretirement benefits cost is as follows:

                                                    For the years ended
                                                        December 31,
                                            ------------------------------------
                                             1998          1997           1996
--------------------------------------------------------------------------------
Service cost .........................      $ 139         $ 139           $ 141
Interest cost ........................        480           505             484
Amortization of
   prior service benefit .............       (409)         (409)           (447)
Amortization of
   of net loss .......................         60            99              90
--------------------------------------------------------------------------------
Net periodic benefits cost ...........      $ 270         $ 334           $ 268
================================================================================
Weighted average
   discount rate .....................       6.75%          7.0%            7.0%
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

      The change in benefit obligation and the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded in 1998 and 1997, were as follows:

                                                  December 31,     December 31,
                                                      1998            1997
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at end of
   prior year ..............................       $  7,552          $  7,490
Service cost
   (with interest) .........................            139               139
Interest cost ..............................            480               505
Actuarial (gain) loss ......................           (256)               16
Benefits paid ..............................           (539)             (598)
--------------------------------------------------------------------------------
Benefit obligation at end
   of year .................................       $  7,376          $  7,552
================================================================================
Funded status ..............................       $ (7,376)         $ (7,552)
Unrecognized net
   (gain) loss .............................            (96)              220
Unrecognized prior
   service benefit .........................         (2,815)           (3,224)
--------------------------------------------------------------------------------
Accrued postretirement
   benefit cost ............................        (10,287)          (10,556)
Less current portion .......................            415               598
--------------------------------------------------------------------------------
Noncurrent
   postretirement
   benefit obligations .....................       $ (9,872)         $ (9,958)
================================================================================

      The annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.1% in 1998; the rate was assumed to decrease gradually to 5.0% over the next 8 years and remain level thereafter. An increase of one percentage point in the assumed health care cost trend rates for each future year would increase the aggregate of the service and interest cost components of net periodic postretirement benefits cost by $53 for the year ended December 31, 1998, and would increase the accumulated postretirement benefit obligations by $605 at December 31, 1998.

11. Income Taxes:

The provision for income taxes is comprised of the following:

                                                    For the years ended
                                                        December 31,
                                            ------------------------------------
                                              1998          1997          1996
--------------------------------------------------------------------------------
Current:
   Federal ...........................      $2,866        $3,980        $5,591
   State .............................          45           246           711
Deferred:
   Federal ...........................       2,353          (213)        1,348
   State .............................         399            22           248
--------------------------------------------------------------------------------
Provision for
   income taxes ......................      $5,663        $4,035        $7,898
================================================================================

      The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

                                                    For the years ended
                                                        December 31,
                                            ------------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Statutory federal
   income tax rate ...................         34.0%         34.0%         35.0%
State income taxes,
   net of federal
   benefit ...........................          1.9           1.6           3.5
Goodwill .............................          1.0           1.4           0.8
Other ................................         (0.4)         (0.5)          0.2
--------------------------------------------------------------------------------
Effective tax rate ...................         36.5%         36.5%         39.5%
================================================================================

      Deferred taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce the deferred tax asset to the amount expected to be realized. The components of

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

the deferred tax asset and liability relate to the following temporary differences:

                                                  December 31,      December 31,
                                                      1998             1997
--------------------------------------------------------------------------------
Deferred tax asset:
   Accounts receivable .....................       $    949          $    933
   Unfunded pension
      liability ............................          3,895             4,362
   Environmental
      remediation and
      product-related
      reserves .............................          8,416             9,050
   Postretirement
      benefit obligations ..................          4,053             4,091
   Other accruals ..........................          3,313             1,071
--------------------------------------------------------------------------------
   Total deferred
      tax asset ............................         20,626            19,507
--------------------------------------------------------------------------------
Deferred tax liability:
   Depreciation and
      amortization .........................        (12,279)          (11,169)
   Inventory ...............................         (3,058)           (1,752)
   Other ...................................         (3,438)           (2,661)
--------------------------------------------------------------------------------
   Total deferred tax
      liability ............................        (18,775)          (15,582)
--------------------------------------------------------------------------------
Net deferred
   tax asset ...............................       $  1,851          $  3,925
================================================================================

12. Supplemental Cash Flow Information:

Cash payments for interest were $7,580, $7,710 and $8,168 for the years ended December 31, 1998, 1997 and 1996, respectively. Cash payments for income taxes were $3,494, $4,964 and $4,335 for the years ended December 31, 1998, 1997 and 1996, respectively.

13. Related Party Transactions:

The Company and its controlling shareholder, American Biltrite Inc. ("ABI"- see
Note 17) provide certain goods and services to each other pursuant to agreements negotiated at arm's length. The Company had the following transactions with ABI:

                                                    For the years ended
                                                        December 31,
                                            ------------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Sales ................................       $  868        $  964        $1,213
Raw material
   transfers to ABI ..................        3,493         2,942         3,115
Computer service
   income ............................          134           145           226
Material purchases
   from ABI ..........................        7,079         5,269         5,814
Management fees ......................        1,291         1,221         1,265
================================================================================

      Amounts as of December 31, 1998 and 1997 due from an affiliate of ABI totaled $243 and $290, respectively. Amounts as of December 31, 1998 and 1997 due to ABI and its affiliates totaled $1,425 and $1,094, respectively.

14. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

      Two customers accounted for 25% and 22% of the Company's net sales for the year ended December 31, 1998, 23% and 19% for the year ended December 31, 1997, and 22% and 20% for the year ended December 31, 1996 and accounted for 42% and 40% of accounts receivable at December 31, 1998 and 1997, respectively.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

15. Enviromental and Other Liabilities:

The Company records a liability for environmental remediation claims when a cleanup program or claim payments becomes probable and the costs can be reasonably estimated. As assessments and cleanup programs progress, these liabilities are adjusted based upon the progress in determining the timing and extent of remedial actions and the related costs and damages. The recorded liabilities are not reduced by the amount of insurance recoveries. Such estimated insurance recoveries are reflected in other noncurrent assets and are considered probable of recovery.

      The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, and similar state laws. In two instances, although not named as a PRP, the Company has received a request for information. These pending proceedings currently relate to seven disposal sites in New Jersey, Pennsylvania, Maryland, Connecticut and Delaware in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability in connection with those sites may depend on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA, and certain other laws, as a PRP, the Company can be held jointly and severally liable for all environmental costs associated with a site.

      The most significant exposure to which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland. Two removal actions are substantially complete as of December 31, 1998, however, the groundwater remediation phase has not begun and the remedial investigation/feasibility study related to the groundwater remediation has not been approved.

      The PRP group estimated that future costs of groundwater remediation would be approximately $26 million of which, based on waste allocations amongst members of the PRP group, Congoleum's share was estimated to be approximately 5.5%. At December 31, 1998, the Company believes its probable liability, which has been recorded in other liabilities, based on present facts and circumstances, to be approximately $2 million. A corresponding insurance receivable of $1.5 million has been recorded in other noncurrent assets. No other PRP sites are material on an individual basis.

      The Company also accrues remediation costs for certain of the Company's owned facilities on an undiscounted basis. Estimated total cleanup costs, including capital outlays and future maintenance costs for soil and groundwater remediation are primarily based on engineering studies.

      Although there can be no assurance, the Company anticipates that these matters will be resolved over a period of years for amounts (including legal fees and other defense costs) which the Company believes based on current estimates of liability and, in part, on insurance coverage, and based on advice from counsel, will not have a material adverse effect on the financial position of the Company.

Asbestos-Related Liabilities: The Company is one of many defendants in approximately 657 pending claims (including workers' compensation cases) involving approximately 1,984 individuals as of December 31, 1998, alleging personal injury from exposure to asbestos or asbestos-containing pro-ducts. There were 654 claims at December 31, 1997 which involved approximately 6,455 individuals. Activity related to asbestos claims during the years ended December 31, 1998 and 1997 was as follows:

                                                       1998              1997
--------------------------------------------------------------------------------
Claims at Jan. 1 ...........................            654               661
New Claims .................................            203               126
Settlements ................................            (63)              (44)
Dismissals .................................           (137)              (89)
--------------------------------------------------------------------------------
Claims at Dec. 31 ..........................            657               654
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

      The total indemnity costs incurred, excluding the case noted below, to settle claims during 1998 and 1997 were $2,160 and $949, respectively, which were paid by the Company's insurance carriers, as were the related defense costs. The average indemnity cost per resolved claim was $11 in 1998 and $7 in 1997, all of which costs were covered by the Company's insurance carriers. Costs per claim vary depending on a number of factors, including the number of plaintiffs, the nature of their alleged exposure, and the location of the claim.

      Nearly all claims allege that various diseases or health issues were contracted as a result of exposure to asbestos in the course of their activities either as independent contractors or as employees of shipyards or other industries utilizing asbestos-containing products (or, in the workers' compensation cases, as employees of the Company) and that included among such products which allegedly caused their diseases were sheet products provided by the Company or resilient tile provided by the Amtico Tile Division of ABI (the "Tile Division"), or both. The Company discontinued the manufacture of asbestos-containing sheet products in 1983, and the Tile Division ceased manufacturing asbestos-containing tile products in 1984. In general, asbestos-containing products have not been found to pose a health risk unless significant amounts of free asbestos fibers become airborne. All of the asbestos in asbestos-containing sheet and tile products sold by the Company or the Tile Division was fully bonded or encapsulated during the manufacturing process. The Company has issued warnings not to remove asbestos-containing flooring by sanding or other methods that do not comply with governmental asbestos handling standards.

      In one of the cases tried before a jury in Superior Court of California in Los Angeles held in May and June 1997, the Company and another defendant were found liable for $3.3 million in damages, subject to proportional liability under California law. The Company had previously settled one count for an immaterial amount and had gone to trial for the remaining counts. The jury found that the Company was liable for only 25% of the plaintiff's non-economic damages but as a result of post-verdict motions the trial judge granted plaintiff's motion for judgment notwithstanding the verdict and held that California Proposition 51 (establishing proportionate liability for non-economic damages) did not apply in this case. The Company and the other defendant have appealed this decision. The Company's insurance carrier has paid for the defense costs incurred and has indicated that it would be responsible for paying the ultimate judgment in the case, subject to certain limitations.

      At December 31, 1998, the Company has accrued approximately $6.9 million for costs related to asbestos product liability. Estimated insurance coverage of $3.3 million has been recorded in other noncurrent assets at December 31, 1998 and are considered probable of recovery.

      Although there can be no assurance, the Company believes, based upon the nature of its asbestos-containing products and its experience with cases to date, that any potential liability from pending personal injury claims relating to the Company's asbestos-containing products will not have a material adverse effect on the financial position of the Company.

      The total balances of environmental and asbestos-related liabilities and the related insurance receivables deemed probable of recovery at December 31 are as follows:

                                            1998                   1997
(in millions)                       Liability  Receivable  Liability  Receivable
--------------------------------------------------------------------------------
Environmental
   liabilities ...................     $9.2       $2.9        $7.9       $1.4
Asbestos product
   liability .....................      6.9        3.3         6.6        3.3
Other ............................      1.1         --          .5         --
--------------------------------------------------------------------------------
Total ............................     $17.2      $6.2        $15.0      $4.7
================================================================================

Other: In the ordinary course of its business, the Compa ny becomes involved in lawsuits, administrative proceedings, product liability, and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

unspecified amounts and the matters may remain unresolved for several years. On the basis of information furnished by counsel and others, the Company does not believe that these matters, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

16. Stock Option Plan:

Under the Company's stock option plan, options to purchase up to 800,000 shares of the Company's Class A Common Stock may be issued to officers and key employees. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A Common Stock on the date of grant. All options granted have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

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

      Pro forma disclosure, as required by SFAS No. 123, regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997, and 1996, respectively: option forfeiture of 15%; risk-free interest rates of 4.80%, 5.76%, and 5.99%; no dividends; volatility factors of the expected market price of the Company's common stock of .365 for 1998, .356 for 1997, and
 .388 for 1996; and a weighted-average expected life of the options of 7 years.

      For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Certain options repriced in 1998 were not fully vested and, accordingly, were subject to a new vesting schedule. The additional compensation (along with any existing unamortized compensation) will be amortized over the new vesting period beginning in 1998. The Company's estimated pro forma compensation expense from stock options for the years ended December 31, 1998, 1997, and 1996, respectively, was $648, $631, and $585. The Company's pro forma net income for the years ended December 31, 1998, 1997, and 1996, respectively, is as follows:
1998, $6,792 or $0.75 per share; 1997, $6,110, or $0.62 per share; and 1996,
$11,512, or $1.15 per share. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the pro forma disclosures.

      A summary of the Company's stock option activity, and related information is as follows:

December 31, 1998:
--------------------------------------------------------------------------------
                                                       Shares   Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ...........................        511,900       $13.01
Options granted* ..............................        345,000         9.00
Options exercised .............................             --           --
Options forfeited* ............................       (230,900)       12.72
--------------------------------------------------------------------------------
Options outstanding
  end of year .................................        626,000       $10.91
================================================================================
Exercisable at end of year ....................        180,000       $13.00
Weighted average remaining
  contractual life ............................        8 years           --
Stock options available
  for future issuance .........................        172,000           --
================================================================================
*Includes 208,500 options repriced in 1998

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)

================================================================================

December 31, 1997:
                                                       Shares   Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ...........................        484,500       $12.89
Options granted ...............................         56,000        14.25
Options exercised .............................         (2,000)       13.00
Options forfeited .............................        (26,600)       13.53
--------------------------------------------------------------------------------
Options outstanding
  end of year .................................        511,900       $13.01
================================================================================
Exercisable at end of year ....................        185,200       $12.95
Weighted average remaining
  contractual life ............................        7 years           --
Stock options available
  for  future issuance ........................        286,100           --
================================================================================

December 31, 1996:
--------------------------------------------------------------------------------
                                                       Shares   Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ...........................        481,000       $13.00
Options granted ...............................         22,000        10.63
Options exercised .............................             --           --
Options forfeited .............................        (18,500)       13.00
--------------------------------------------------------------------------------
Options outstanding
  end of year .................................        484,500       $12.89
================================================================================
Exercisable at end of year ....................         94,100       $13.00
Weighted average remaining
  contractual life ............................        8 years           --
Stock options available
  for  future issuance ........................         65,500           --
================================================================================

17. Stockholders' Equity:

Holders of the Class B shares are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of the Class A shares are entitled to one vote per share on all matters submitted to a vote of stockholders.

      In November 1998, the Board of Directors authorized the Company to repurchase an additional $5,000 of the Company's common stock (Class A and Class B shares) through the open market or through privately negotiated transactions, bringing the total authorized common share repurchases to $15,000. Under the total plan, Congoleum has repurchased $9,763 of common stock through December 31, 1998. Shares of Class B stock repurchased (totaling 595,000) have been retired. As of December 31, 1998, ABI owned 4,395,605 Class B shares that represented 63.8% of the voting control of the Company.

18. Quarterly Financial Data (Unaudited):

The following table sets forth certain unaudited quarterly financial information.

                                          Year ended December 31, 1998
                                          ----------------------------
                                   First       Second        Third       Fourth
                                  Quarter      Quarter     Quarter(a)    Quarter
--------------------------------------------------------------------------------
Net sales ..................      $63,875      $69,750      $68,644      $56,857
Gross profit ...............       17,357       21,001       21,930       16,841
Net income .................          427        2,645        1,493        2,875
Net income per
  common share .............         $.05         $.29         $.17         $.32
================================================================================

                                          Year ended December 31, 1997
                                          ----------------------------
                                   First       Second        Third       Fourth
                                  Quarter      Quarter     Quarter(a)    Quarter
--------------------------------------------------------------------------------
Net sales ..................      $61,083      $64,909      $69,526      $57,008
Gross profit ...............       18,241       19,805       19,676       14,711
Net income .................        1,013        2,104        2,198        1,426
Net income per
   common share ............         $.10         $.21         $.22         $.15
================================================================================

(a) Third quarter 1998 includes a $2.4 million (after tax) charge ($0.26 per share for the quarter) for an extraordinary item (see Note 5).
(b) Fourth quarter 1997 includes a $0.3 million (after tax) charge ($0.03 per share) for an extraordinary item (see Note 5).

Congoleum Corporation
Report of Independent Auditors

================================================================================

To the Board of Directors
and Stockholders of
Congoleum Corporation:

We have audited the accompanying balance sheets of Congoleum Corporation as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Congoleum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Congoleum Corporation at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 12, 1999

Directors and Officers
================================================================================

Board of Directors

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer of Congoleum Corporation and Chairman of the Board and Chief Executive Officer of American Biltrite Inc.

Cyril C. Baldwin, Jr.
Chairman of the Board of Cambrex Corporation

David N. Hurwitz
Former President and Chief Executive Officer of Goodson Newspaper Group

John N. Irwin III
Managing Director of Hillside Capital Incorporated

Mark N. Kaplan
Partner, Skadden, Arps, Slate, Meagher & Flom LLP (Attorneys)

Richard G. Marcus
Vice Chairman of Congoleum Corporation and President and Chief Operating Officer of American Biltrite Inc.

William M. Marcus
Executive Vice President and Treasurer of American Biltrite Inc.

C. Barnwell Straut
Managing Director of Hillside Capital Incorporated

Corporate Officers

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer

Richard G. Marcus
Vice Chairman

Robert N. Agate
Executive Vice President

David W. Bushar
Senior Vice President - Manufacturing

Howard N. Feist III
Senior Vice President - Finance and Secretary

Dennis P. Jarosz
Senior Vice President - Marketing

James K. Morando
Senior Vice President - Sales

Peter J. Rohrbacher
Senior Vice President - Engineering

Thomas A. Sciortino
Senior Vice President - Administration

Merrill M. Smith
Senior Vice President - Technology

Corporate Information
================================================================================
Corporate Headquarters

Congoleum Corporation
3705 Quakerbridge Road
P.O. Box 3127
Mercerville, NJ  08619-0127
(609) 584-3000
Internet: www.Congoleum.com

General Counsel

Patterson, Belknap, Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY  10036-6710

Independent Auditors

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA  19103

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300

Market Information

The Company's Class A Common Stock is listed on the New York Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-sixteenth) based on New York Stock Exchange trading over the past two years.

1998                                                     High                Low
--------------------------------------------------------------------------------
First Quarter ...........................              11 1/4             9 1/16
Second Quarter ..........................              10 1/2             9 1/16
Third Quarter ...........................               9 3/4                  6
Fourth Quarter ..........................              9 7/16                  6

1997                                                     High                Low
--------------------------------------------------------------------------------
First Quarter ...........................              14 7/8             11 3/4
Second Quarter ..........................              13 1/8             10 1/2
Third Quarter ...........................              13 3/4           10 11/16
Fourth Quarter ..........................             11 9/16              8 3/4

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

      The number of registered and beneficial holders of the Class A Common Stock on February 10, 1999 was approximately 1,100.

Annual Meeting

The 1999 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Wednesday, May 5, 1999 in the Long Lane Room, 2nd Floor, The First National Bank of Boston, 100 Federal Street Boston, Massachusetts at 10:00 a.m. local time.

Stockholder Information

The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 1998, which has been filed with the Securities and Exchange Commission.

                                                             [RECYCLE LOGO]
                                                       Printed on Recycled Paper