Form 10-K, Exhibit 13
period 1999-12-31
CONGOLEUM CORP
filed 2000-03-28
CIK 23341

================================================================================

Congoleum Corporation
Selected Financial Data
(in thousands, except per share amounts)

                                                              For the years ended
                                                                  December 31,
                                         ---------------------------------------------------------------
                                            1999         1998         1997         1996         1995
--------------------------------------------------------------------------------------------------------
Income Statement Data:
Net sales ............................   $ 246,006    $ 259,126    $ 252,526    $ 269,451    $ 263,147
Cost of sales ........................     176,559      181,997      180,093      182,585      186,382
Selling, general and
    administrative expenses ..........      57,428       56,839       57,094       61,597       55,228
--------------------------------------------------------------------------------------------------------
Income from operations ...............      12,019       20,290       15,339       25,269       21,537
Interest expense, net ................      (6,101)      (5,758)      (5,258)      (6,369)      (6,708)
Other income, net ....................       1,729          984          974        1,095        1,135
--------------------------------------------------------------------------------------------------------
Income before taxes
    and extraordinary item ...........       7,647       15,516       11,055       19,995       15,964
Provision for income
    taxes ............................       2,719        5,663        4,035        7,898        6,529
--------------------------------------------------------------------------------------------------------
Income before
    extraordinary item ...............       4,928        9,853        7,020       12,097        9,435
Extraordinary item ...................          --       (2,413)        (279)          --           --
--------------------------------------------------------------------------------------------------------
Net income ...........................   $   4,928    $   7,440    $   6,741    $  12,097    $   9,435
========================================================================================================
Income per common share before
    extraordinary item ...............   $    0.57    $    1.09    $    0.72    $    1.21    $    0.94

Extraordinary Item ...................          --        (0.27)       (0.03)          --           --
--------------------------------------------------------------------------------------------------------
Net income per common share, basic
    and diluted ......................   $    0.57    $    0.82    $    0.69    $    1.21    $    0.94
========================================================================================================
Average shares outstanding ...........       8,699        9,038        9,839       10,007       10,022
========================================================================================================
Balance Sheet Data (at end of period):
Total assets .........................   $ 231,817    $ 231,865    $ 196,581    $ 219,798    $ 206,842
Total debt ...........................      99,575       99,526       76,594       87,750       90,000
Stockholders' equity .................      40,130       37,853       31,783       33,667       22,602

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

Year ended December 31, 1999 as compared to year ended December 31, 1998

      Net sales for the year ended December 31, 1999 were $246.0 million as compared to $259.1 million for the year ended December 31, 1998, a decrease of $13.1 million or 5.1%. This decrease resulted primarily from lower sales of certain residential products, a decline in commercial product sales, and competitive pressures which caused 1999 selling prices to average 2.7% below 1998 levels. The decline in residential product sales resulted from lower sales to two retail buying groups and competition from alternative hard surface products.

      Gross profit for the year ended December 31, 1999 was $69.4 million compared to $77.1 million in 1998, a decrease of $7.7 million or 10.0%. Gross profit declined due to lower sales and a decrease in gross profit margins. Gross profit margins declined from 29.8% of net sales in 1998 to 28.2% of net sales in 1999 due to lower average selling prices and a less profitable mix of sales.

      Selling, general and administrative expenses were $57.4 million for the year ended December 31, 1999 as compared to $56.8 million for the year ended December 31, 1998, an increase of $0.6 million or 1.0%. As a percent of net sales, selling, general and administrative expenses increased from 21.9% in 1998 to 23.3% in 1999. The Company introduced a wood laminate flooring product line in mid-1999 and expensed $2.0 million in displays, samples, and other launch-related costs. In addition, research and development spending was increased $0.4 million from 1998 to 1999. These increases offset other expense reductions, including lower sales-related costs.

      Income from operations was $12.0 million (4.9% of net sales) for the year ended December 31, 1999, compared to $20.3 million (7.8% of net sales) for the year ended December 31, 1998, a decrease of $8.3 million or 40.8%, primarily due to the decline in sales and gross profit margins.

      Interest expense (net) increased from $5.8 million in 1998 to $6.1 million in 1999 primarily due to higher average levels of long-term debt in 1999 versus 1998.

      Other income (net) increased from $1.0 million in 1998 to $1.7 million in 1999 due to higher sales of sundry items.

      Net income in 1999 was $4.9 million as compared to $9.9 million ($7.4 million after an extraordinary charge for debt extinguishment) in 1998. Net income per common share was $.57 in 1999 as compared to $1.09 ($.82 after extraordinary charge) in 1998. The weighted average number of common shares outstanding declined from 9.0 million in 1998 to 8.7 million in 1999 as a result of share repurchases.

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

      Selling, general and administrative expenses were $56.8 million for the year ended December 31, 1998 as compared to $57.1 million for the year ended December 31, 1997, a decrease of $0.3 million or 0.4%. As a percent of net sales, selling, general, and administrative expenses declined from 22.6% in 1997 to 21.9% in 1998. Expense control initiatives have succeeded in reducing these costs on an overall basis despite increased spending related to Year 2000 compliance. In addition, the sales channels where the Company has experienced the most sales growth require relatively less sales and marketing support than the specialty retail channel.

      Income from operations was $20.3 million (7.8% of net sales) for the year ended December 31, 1998 compared to $15.3 million (6.1% of net sales) for the year ended December 31, 1997, an increase of $5.0 million or 32.3%, primarily due to the increase in sales and gross profit margins.

      Interest expense increased from $6.8 million in 1997 to $7.4 million in 1998 primarily due to a higher amount of interest being capitalized rather than expensed in connection with capital expenditures in 1997.

      During 1998, the Company issued $100 million in ten-year 8 5/8 % Senior Notes (priced to yield 8.70%). Most of the proceeds were used to retire the Company's existing 9% Senior Notes due in 2001. In connection with this transaction, the Company recorded an extraordinary charge of $2.4 million (net of tax benefit) for the prepayment premium and write-off of deferred financing costs. In 1997, the Company had recorded an extraordinary charge of $0.3 million for similar costs in connection with open market purchases of $11.2 million of the 9% Senior Notes.

      Before the extraordinary charges, income in 1998 was $9.9 million as compared to $7.0 million in 1997, an increase of $2.8 million or 40.4%. Income per common share before extraordinary item increased 51.4%, from $.72 in 1997 to $1.09 in 1998.

      Net income increased from $6.7 million, or $.69 per share, in 1997, to $7.4 million, or $.82 per share, in 1998. Weighted average number of common and equivalent shares outstanding decreased in 1998 to 9.0 million from 9.8 million in 1997, primarily due to repurchases of its stock in the fourth quarter of 1997.

Liquidity and Capital Resources

Cash and equivalents, including short-term investments at December 31, 1999, were $38.0 million, a decrease of $12.3 million from December 31, 1998. Working capital was $59.7 million, down from $68.5 million one year earlier. The ratio of current assets to current liabilities at December 31, 1999 was 2.1 to one, compared to 2.4 to one a year earlier. The ratio of debt to total capital at both December 31, 1999 and 1998 was .43. Net cash provided by operations during the year ended December 31, 1999 was $10.3 million, down from $24.0 million in 1998. Capital expenditures in 1999 totaled $18.7 million, which included a large expenditure for a new coating mix facility. The Company increased inventories $9.4 million in 1999 to support sales of its wood laminate product and to accommodate larger, more economical production runs of sheet flooring. The Company is currently planning capital expenditures of approximately $15 million in both 2000 and 2001.

      During 1998, the Company issued $100 million of 8 5/8 % Senior Notes maturing August 1, 2008 priced at 99.505 to yield 8.70%. Proceeds of the offering were used to redeem all $76.6 million of its 9% Senior Notes, plus accrued interest and prepayment premium, to pay certain fees and expenses in connection with the offering, and for working capital and general corporate purposes. In connection with this offering, the Company recorded an extraordinary after-tax charge of $2.4 million in the third quarter of 1998.

      During 1998, the Company entered into a new five-year revolving credit facility which provides for borrowings up to $30 million. Interest ranges from 0-1% below prime, or 0.75% to 1.5% over LIBOR,

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

depending on the Company's ratio of debt to EBITDA. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 1999, based on the level of receivables and inventory, the Company had a borrowing base available of $27.8 million, of which $3.7 million was utilized for outstanding letters of credit.

      In 1998, the Company's Board of Directors approved a new plan to repurchase up to $5.0 million of the Company's common stock. As of December 31, 1999, the Company had repurchased 717,665 shares of its common stock for an aggregate cost of $4.1 million pursuant to this plan.

      From 1997 to 1999, the Company made modifications and replacements to its systems and equipment necessary for handling dates in the Year 2000.

      Costs directly associated with achieving Year 2000 compliance, including modifying computer software or converting to new programs, consisted of payments to third parties as well as an allocation of the payroll and benefits of its employees based on the amount of their time devoted to this activity. These costs were expensed as incurred. Costs for new hardware were capitalized in accordance with the Company's fixed asset policy, and any equipment retired was written off.

      The following table summarizes the Company's direct Year 2000 compliance expenditures by year:

   (In thousands)                   1997     1998     1999
                                    ----     ----     ----
   Expenses paid to third parties    $52     $330     $127
   Allocated payroll costs           174      386       59
   Capital expenditures                5      206       --

      In addition to work undertaken explicitly to achieve Year 2000 compliance, the Company replaced or upgraded a number of systems in the ordinary course of business where the replacement or upgrade, in addition to its primary benefits, also provided Year 2000 compliance. The nature of these costs, and their accounting treatment, was the same as described above. The following table summarizes the Company's expenditures on systems improvements undertaken for reasons unrelated to the Year 2000, which also served to achieve Year 2000 compliance:

   (In thousands)                   1997     1998     1999
                                    ----     ----     ----
   Expenses paid to third parties    $13      $76      $95
   Allocated payroll costs            48       37       --
   Capital expenditures               92      144      126

      The Company is not aware of any significant adverse effects of Year 2000 on our systems and operations.

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

      The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims (more fully discussed in "Legal Proceedings" in Part I Item 3. and "Environmental Regulation" in Part I Item 1. of the Company's Annual Report on Form 10-K for the year ended December 31,
1999). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general, environmental and asbestos-related contingencies.

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

      Although the outcome of these matters could result in significant expenses or judgments, the Company does not believe based on present facts and circumstances that their disposition will have a material adverse effect on the financial position of the Company.

      The Company's principal sources of capital are net cash provided by operating activities and borrowings under its financing agreement. The Company believes these sources will be adequate to fund working capital requirements, debt service payments and planned capital expenditures through the foreseeable future.

Congoleum Corporation
Balance Sheets
(dollars in thousands, except share amounts)
================================================================================

                                                                                     December 31,   December 31,
                                                                                         1999           1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents........................................................ $   18,768      $  50,344
   Short-term investments ..........................................................     19,232             --
   Accounts and notes receivable, less allowance for doubtful accounts and cash
     discounts of $3,283 and $3,336 as of December 31, 1999 and 1998, respectively .     13,745         15,880
   Inventories .....................................................................     54,599         45,192
   Prepaid expenses and other current assets .......................................      3,687          3,022
   Deferred income taxes ...........................................................      3,515          3,046
-------------------------------------------------------------------------------------------------------------------
     Total current assets ..........................................................    113,546        117,484
Property, plant, and equipment, net ................................................     96,404         87,954
Goodwill, net ......................................................................     11,387         11,819
Deferred income taxes ..............................................................         --          1,863
Other noncurrent assets ............................................................     10,480         12,745
-------------------------------------------------------------------------------------------------------------------
     Total assets..................................................................  $  231,817      $ 231,865
===================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable................................................................  $   19,160      $  14,399
   Accrued liabilities .............................................................     30,597         31,209
   Accrued taxes ...................................................................        311            317
   Deferred income taxes ...........................................................      3,757          3,058
-------------------------------------------------------------------------------------------------------------------
     Total current liabilities .....................................................     53,825         48,983
Long-term debt .....................................................................     99,575         99,526
Other liabilities ..................................................................     18,405         23,501
Noncurrent pension liability .......................................................      9,230         12,130
Accrued postretirement benefit obligation ..........................................      9,647          9,872
Deferred income taxes ..............................................................      1,005             --
-------------------------------------------------------------------------------------------------------------------
     Total liabilities .............................................................    191,687        194,012
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Class A common stock, par value $0.01; 20,000,000 shares authorized; 4,736,950 shares issued; 3,711,190 and 4,258,610 shares
   outstanding as of December 31, 1999 and 1998, respectively ......................         47             47
Class B common stock, par value $0.01; 4,608,945 and 4,755,000 shares authorized,
   issued and outstanding as of December 31, 1999 and 1998, respectively ...........         46             47
Additional paid-in capital .........................................................     49,105         49,574
Retained deficit ...................................................................       (452)        (5,380)
Minimum pension liability adjustment ...............................................     (1,000)        (2,302)
Common stock held in treasury, at cost; 1,025,760 shares and 399,390 shares at
   December 31,  1999 and 1998, respectively .......................................     (7,616)        (4,133)
-------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity ....................................................     40,130         37,853
-------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity....................................  $  231,817      $ 231,865
===================================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Operations
(in thousands, except per share amounts)
================================================================================

                                                                        For the years ended
                                                                           December 31,
                                                              --------------------------------------
                                                                   1999         1998         1997
----------------------------------------------------------------------------------------------------
Net sales .................................................   $ 246,006    $ 259,126    $ 252,526
Cost of sales .............................................     176,559      181,997      180,093
Selling, general and administrative expenses ..............      57,428       56,839       57,094
----------------------------------------------------------------------------------------------------
       Income from operations .............................      12,019       20,290       15,339
Other income (expense):
   Interest income ........................................       1,837        1,607        1,539
   Interest expense .......................................      (7,938)      (7,365)      (6,797)
   Other income ...........................................       1,819        1,249        1,287
   Other expense ..........................................         (90)        (265)        (313)
----------------------------------------------------------------------------------------------------
       Income before income taxes and extraordinary item ..       7,647       15,516       11,055
Provision for income taxes ................................       2,719        5,663        4,035
----------------------------------------------------------------------------------------------------
       Income before extraordinary item ...................       4,928        9,853        7,020
Extraordinary item-early retirement of debt,
   net of income tax benefit ..............................          --       (2,413)        (279)
----------------------------------------------------------------------------------------------------
       Net income .........................................   $   4,928    $   7,440    $   6,741
====================================================================================================
       Income per common share before extraordinary item ..   $     .57    $    1.09    $     .72
       Extraordinary item .................................          --         (.27)        (.03)
----------------------------------------------------------------------------------------------------
       Net income per common share, basic and diluted .....   $     .57    $     .82    $     .69
====================================================================================================
       Weighted average number of common and
             equivalent shares outstanding ................       8,699        9,038        9,839
====================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Changes in Stockholders' Equity
(dollars in thousands, except per share amounts)
================================================================================

                                                Common Stock
                                               par value $0.01    Additional
                                             ------------------     Paid-in     Retained
                                             Class A    Class B     Capital      Deficit
------------------------------------------------------------------------------------------
Balance, December 31, 1996 ..............   $     47    $    53   $   55,172   $  (19,561)
Purchase of treasury stock ..............
Purchase and retirement of
  Class B stock .........................                    (6)      (5,624)
Exercise of stock options ...............                                 26
Minimum pension liability adjustment,
  net of tax of $658 ....................
Net income ..............................                                           6,741

Net comprehensive income ................
------------------------------------------------------------------------------------------
Balance, December 31, 1997 ..............         47         47       49,574      (12,820)
Purchase of treasury stock ..............
Minimum pension liability adjustment,
  net of tax benefit of $678 ............
Net income ..............................                                           7,440

Net comprehensive income ................
------------------------------------------------------------------------------------------
Balance, December 31, 1998 ..............         47         47       49,574       (5,380)
Purchase of treasury stock ..............
Purchase and retirement of
  Class B stock .........................                    (1)        (469)
Minimum pension liability adjustment,
  net of tax of $748 ....................
Net income ..............................                                           4,928

Net comprehensive income ................
------------------------------------------------------------------------------------------
Balance, December 31, 1999 ..............   $     47    $    46   $   49,105   $     (452)
==========================================================================================

                                            Accumulated Other
                                              Comprehensive
                                              Income (Loss)   Treasury                   Comprehensive
                                               Adjustment*      Stock         Total         Income
--------------------------------------------------------------------------------------   -------------
Balance, December 31, 1996 ..............      $   (1,995)   $      (49)   $   33,667
Purchase of treasury stock ..............                        (3,894)       (3,894)
Purchase and retirement of
  Class B stock .........................                                      (5,630)
Exercise of stock options ...............                                          26
Minimum pension liability adjustment,
  net of tax of $658 ....................             873                         873    $      873
Net income ..............................                                       6,741         6,741
                                                                                         -----------
Net comprehensive income ................                                                $    7,614
--------------------------------------------------------------------------------------   ===========
Balance, December 31, 1997 ..............          (1,122)       (3,943)       31,783
Purchase of treasury stock ..............                          (190)         (190)
Minimum pension liability adjustment,
  net of tax benefit of $678 ............          (1,180)                     (1,180)   $   (1,180)
Net income ..............................                                       7,440         7,440
                                                                                         -----------
Net comprehensive income ................                                                $    6,260
--------------------------------------------------------------------------------------   ===========
Balance, December 31, 1998 ..............          (2,302)       (4,133)       37,853
Purchase of treasury stock ..............                        (3,483)       (3,483)
Purchase and retirement of
  Class B stock .........................                                        (470)
Minimum pension liability adjustment,
  net of tax of $748 ....................           1,302                       1,302    $    1,302
Net income ..............................                                       4,928         4,928
                                                                                         -----------
Net comprehensive income ................                                                $    6,230
--------------------------------------------------------------------------------------   ===========
Balance, December 31, 1999 ..............      $   (1,000)   $   (7,616)   $   40,130
======================================================================================

* Entire amount relates to minimum pension liability adjustment.

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Cash Flows
(dollars in thousands)
================================================================================

                                                                                    For the years ended
                                                                                        December 31,
                                                                              --------------------------------
                                                                                1999        1998        1997
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income .............................................................   $  4,928    $  7,440    $  6,741
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation .....................................................     10,220       9,848       9,102
         Amortization .....................................................        818         893         992
         Loss on early retirement of debt, including write-off
              of deferred financing fees ..................................         --       3,809         252
         Deferred income taxes ............................................      2,350       2,074          93
         Loss on disposition of assets ....................................         --          --         331
         Changes in certain assets and liabilities:
              Accounts and notes receivable ...............................      2,135      (1,368)      3,216
              Inventories .................................................     (9,407)       (758)      3,016
              Prepaid expenses and other current assets ...................     (1,147)     (2,299)     (1,294)
              Accounts payable ............................................      4,761         959      (6,495)
              Accrued liabilities .........................................     (2,218)      1,854      (4,781)
              Other liabilities ...........................................     (2,161)      1,515        (156)
--------------------------------------------------------------------------------------------------------------
                   Net cash provided by operating activities ..............     10,279      23,967      11,017
--------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures, net ..............................................    (18,670)     (9,440)    (19,523)
   Purchase of short-term investments .....................................    (51,044)    (15,000)    (40,200)
   Maturities of short-term investments ...................................     31,812      22,900      49,800
--------------------------------------------------------------------------------------------------------------
                   Net cash used by investing activities ..................    (37,902)     (1,540)     (9,923)
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of long-term debt .............................................         --      99,505          --
   Debt issuance costs ....................................................         --      (3,310)         --
   Payments to reduce long-term debt ......................................         --     (76,594)    (11,156)
   Premium payments on early retirement of debt ...........................         --      (2,563)         --
   Purchase of treasury stock .............................................     (3,483)       (190)     (3,894)
   Purchase and retirement of Class B stock ...............................       (470)         --      (5,630)
   Exercise of stock options ..............................................         --          --          26
--------------------------------------------------------------------------------------------------------------
                  Net cash (used) provided by financing activities ........     (3,953)     16,848     (20,654)
--------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash ...........................................    (31,576)     39,275     (19,560)
Cash and cash equivalents:
   Beginning of year ......................................................     50,344      11,069      30,629
--------------------------------------------------------------------------------------------------------------
   End of year ............................................................   $ 18,768    $ 50,344    $ 11,069
==============================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Notes to Financial Statements
(dollars in thousands, except per share amounts)
================================================================================

1. Summary of Significant
Accounting Policies:

Nature of Business and Basis of Presentation - Congoleum Corporation (the "Company" or "Congoleum") manufactures resilient sheet and tile flooring products. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada.

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

Short-Term Investments - The Company invests in highly liquid debt instruments with strong credit ratings. Commercial Paper investments with a maturity greater than three months, but less than one year at the time of purchase are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Company maintains cash and cash equivalents and short-term investments with certain financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

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

Debt Issue Costs - Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt. Such costs at December 31, 1999 and 1998 amounted to $2,834 and $3,170, respectively, net of accumulated amortization of $476 and $140, respectively, and are included in other noncurrent assets.

Goodwill - The excess of purchase cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years. At each balance sheet date, the Company evaluates the recoverability of its goodwill using certain financial indicators, such as historical and future ability to generate income from operations. Accumulated amortization amounted to $5,705 and $5,273 at December 31, 1999 and 1998, respectively.

      The Company periodically evaluates goodwill to ensure it is fully recoverable from projected undiscounted cash flows of the related business operations. There have been no impairment adjustments to goodwill through December 31, 1999.

Environmental Remediation Liabilities - The Company is subject to federal, state and local environmental laws and regulations. The Company records a lia-

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

bility for environmental remediation claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. The recorded liabilities are not discounted for delays in future payments (see Notes 4, 6, and 15).

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

Changes in Accounting Principles - During 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires certain costs of internally developed software to be capitalized for years beginning after December 15, 1998. The Company adopted SOP 98-1 effective January 1, 1999. The adoption of this SOP did not have a material impact in 1999.

2. Inventories:

A summary of the major components of inventories is as follows:

                                                   December 31,     December 31,
                                                       1999             1998
--------------------------------------------------------------------------------
Finished goods ...............                       $43,719          $36,018
Work-in-process ..............                         2,743            3,106
Raw materials and supplies ...                         8,137            6,068
--------------------------------------------------------------------------------
Total inventories ............                       $54,599          $45,192
================================================================================

      If the FIFO (first-in, first-out) method of inventory accounting (which approximates current cost) had been used, inventories would have been approximately $1,640 and $1,251 lower than reported at December 31, 1999 and 1998, respectively. The carrying value of certain LIFO inventories was reduced by market valuation reserves of $100 and $300 at December 31, 1999 and 1998, respectively.

3. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows:

                                                    December 31,    December 31,
                                                        1999            1998
--------------------------------------------------------------------------------
Land ............................................    $   2,930       $   2,930
Buildings and improvements ......................       37,309          35,759
Machinery and equipment .........................      142,062         138,782
Construction-in-progress ........................       17,912           4,072
--------------------------------------------------------------------------------
                                                       200,213         181,543
Less accumulated
   depreciation .................................     (103,809)        (93,589)
--------------------------------------------------------------------------------
Total property, plant,
   and equipment, net ...........................    $  96,404       $  87,954
================================================================================

      Interest is capitalized in connection with the construction of major facilities and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest cost was $691 and $325 for 1999 and 1998, respectively.

      The amount of approved but unexpended capital appropriations at December 31, 1999 was $5,800, substantially all of which is planned to be expended during 2000.

4. Accrued Liabilities:

Accrued liabilities consists of the following:

                                                      December 31,  December 31,
                                                         1999          1998
--------------------------------------------------------------------------------
Accrued warranty,
   marketing and sales
   promotion .......................................    $19,021       $18,174
Employee
   compensation and
   related benefits ................................      5,115         6,377
Interest ...........................................      3,595         3,599
Environmental
   remediation and
   product-related
   liabilities .....................................      1,070         1,040
Other ..............................................      1,796         2,019
--------------------------------------------------------------------------------
Total accrued
   liabilities .....................................    $30,597       $31,209
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

5. Long-Term Debt:

Long-term debt consists of the following:

                                                 December 31,       December 31,
                                                     1999              1998
--------------------------------------------------------------------------------
8 5/8% Senior Notes
    due 2008 ......................................$ 99,575           $ 99,526

      On August 3, 1998, the Company issued $100 million of 8 5/8% Senior Notes maturing August 1, 2008 priced at 99.505 to yield 8.70%. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2003 at predetermined redemption prices (ranging from 104% to 100%), plus accrued and unpaid interest to date of redemption. The Indenture under which the notes were issued includes certain restrictions on additional indebtedness and uses of cash, including dividend payments.

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

      During 1997, the Company repurchased $11,156 of its 9% Senior Notes. In connection with the repurchase in 1997, the Company recorded an extraordinary charge of $279, net of $160 of income tax benefits, to write off the portion of the debt issuance cost and premiums associated with the repurchased 9% Senior Notes.

      The fair value of the Company's long-term debt is based on the quoted market prices for publicly traded issues. The estimated fair value of the 8 5/8% Senior Notes was approximately $88,000 and $98,500 at December 31, 1999 and 1998, respectively.

      The Company has a revolving credit facility which expires in 2003 that provides for borrowings up to $30,000 with interest varying based on the Company's ratio of debt to EBITDA, as defined. This agreement provides for a commitment fee based on the average daily unused portion of the commitment equal to one-fifth of one percent per annum. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. There were no borrowings outstanding under this facility at December 31, 1999; however, the facility provides for standby letters of credit which total $3,689 at December 31, 1999.

6. Other Liabilities:

Other liabilities consists of the following:

                                                     December 31,  December 31,
                                                         1999          1998
--------------------------------------------------------------------------------
Environmental
   remediation and
   product-related
   liabilities ....................................    $11,928       $16,198
Accrued workers'
   compensation
   claims .........................................      5,164         4,987
Other .............................................      1,313         2,316
--------------------------------------------------------------------------------
Total other liabilities ...........................    $18,405       $23,501
================================================================================

7. Research and Development Costs:

Total research and development costs charged to operations amounted to $4,242, $3,819 and $3,718 for the years ended December 31, 1999, 1998 and 1997, respectively.

8. Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities and equipment under leases with varying terms.

      Future minimum lease payments of significant,

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

noncancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 1999 are as follows:

Years Ending
--------------------------------------------------------------------------------
2000 .......................................................             $ 1,942
2001 .......................................................               2,480
2002 .......................................................               2,231
2003 .......................................................               2,056
2004 .......................................................               1,626
Thereafter .................................................               9,227
--------------------------------------------------------------------------------
Total minimum lease payments ...............................             $19,562
================================================================================

      Rent expense was $3,030, $2,368 and $1,902 for the years ended December 31, 1999, 1998 and 1997, respectively.

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

      Net periodic pension cost includes the following components:

                                                       For the years ended
                                                           December 31,
                                                  ------------------------------
                                                    1999       1998       1997
--------------------------------------------------------------------------------
Service cost ..................................   $ 1,152    $ 1,134    $ 1,144
Interest cost .................................     3,920      3,898      3,863
Expected return on
    plan assets ...............................    (4,100)    (4,070)    (3,614)
Amortization of transition
    amount ....................................        76         76         76
Amortization of prior
    service benefit ...........................      (242)      (242)      (242)
Recognized actuarial
    loss ......................................       186          2        290
--------------------------------------------------------------------------------
Net periodic
    pension cost ..............................   $   992    $   798    $ 1,517
================================================================================

Weighted average rate assumptions as of December 31 were as follows:

                                                   1999        1998       1997
--------------------------------------------------------------------------------
Discount rate ..............................      7.25%        6.75%     7.00%
Rate of compensation
    increase ...............................      5.00%        5.00%     5.50%
Expected long-term
    rate of return
    on assets ..............................      9.00%        9.00%     9.00%

      The following table sets forth the components of the change in projected benefit obligation and fair value of plan assets during 1999 and 1998 as well as funded status of the plans at December 31, 1999 and 1998:

                                                    December 31,    December 31,
                                                       1999            1998
--------------------------------------------------------------------------------
Accumulated benefit
   obligation at end of year ......................  $ 57,314        $ 59,451
================================================================================
Change in projected benefit obligation:
     Projected benefit obligation
       at beginning of year .......................  $ 60,352        $ 58,000
     Service cost .................................     1,152           1,134
     Interest cost ................................     3,920           3,898
      Actuarial (gain) loss .......................    (2,713)          1,629
     Benefits paid ................................    (4,430)         (4,309)
--------------------------------------------------------------------------------
Projected benefit obligation
       at the end of the year .....................  $ 58,281        $ 60,352
================================================================================
Change in plan assets:
     Fair value of plan assets
       at beginning of year .......................  $ 46,926        $ 46,405
     Actual return on assets ......................     4,823           3,100
     Employer contributions .......................     1,858           1,730
     Benefit paid .................................    (4,430)         (4,309)
--------------------------------------------------------------------------------

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

Fair value of plan assets
     at end of year ....................................   $ 49,177    $ 46,926
================================================================================
Funded status...........................................   $ (9,104)   $(13,426)
Unrecognized transition
  amount ...............................................        (67)          9
Unrecognized prior
  service benefit ......................................     (1,736)     (1,978)
Unrecognized net
  actuarial loss .......................................      3,383       7,006
--------------------------------------------------------------------------------
Net amount
  recognized ...........................................   $ (7,524)   $ (8,389)
================================================================================
Amounts recognized in the
  financial statements consist of:
     Accrued benefit liability
        (including current amount
        of $730 and $864,
        respectively) ..................................   $ (9,754)   $(12,759)
     Intangible asset ..................................        655         746
     Deferred tax asset ................................        575       1,322
     Accumulated other
        comprehensive
        income .........................................      1,000       2,302
--------------------------------------------------------------------------------
Net amount
  recognized ...........................................   $ (7,524)   $ (8,389)
================================================================================

      For the year ended December 31, 1999, one of the plan's assets exceeded the projected benefit obligation. At December 31, 1999 the projected benefit obligation, accumulated benefit obligation, and assets were $31,276, $30,309 and $31,695, respectively.

      The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% of compensation with partially matching Company contributions. The charge to income relating to the Company match was $1,356, $1,529 and $1,316 for the years ended December 31, 1999, 1998 and 1997, respectively.

10. Postretirement Benefits Other Than Pensions:

      Net periodic postretirement benefits cost is as follows:

                                                        For the years ended
                                                            December 31,
                                                   -----------------------------
                                                    1999       1998       1997
--------------------------------------------------------------------------------

Service cost ..................................    $ 148      $ 139      $ 139
Interest cost .................................      480        480        505
Amortization of
    prior service benefit .....................     (409)      (409)      (409)
Amortization of
    net loss ..................................       71         60         99
--------------------------------------------------------------------------------
Net periodic benefits cost ....................    $ 290      $ 270      $ 334
================================================================================
Weighted average
    discount rate .............................     7.25%      6.75%      7.00%
================================================================================

      The change in benefit obligation and the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded in 1999 and 1998, were as follows:

                                                     December 31,  December 31,
                                                        1999          1998
--------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at end of
         prior year ...............................   $  7,376      $  7,552
     Service cost
        (with interest) ...........................        148           139
     Interest cost ................................        480           480
     Actuarial gain ...............................       (346)         (256)
     Benefits paid ................................       (517)         (539)
--------------------------------------------------------------------------------
Benefit obligation at end
  of year .........................................   $  7,141      $  7,376
================================================================================
Funded status .....................................   $ (7,141)     $ (7,376)
Unrecognized net
  gain ............................................       (513)          (96)
Unrecognized prior
  service benefit .................................     (2,406)       (2,815)
--------------------------------------------------------------------------------
  Accrued postretirement
  benefit cost ....................................    (10,060)      (10,287)
  Less current portion ............................        413           415
--------------------------------------------------------------------------------
Noncurrent
     postretirement
     benefit obligations ..........................   $ (9,647)     $ (9,872)
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

     The annual rate of increase in the per capita cost of covered health care benefits was assumed to be 7.4% in 1999; the rate was assumed to decrease gradually to 5.0% over the next 7 years and remain level thereafter. An increase of one percentage point in the assumed health care cost trend rates for each future year would increase the aggregate of the service and interest cost components of net periodic postretirement benefits cost by $56 for the year ended December 31, 1999, and would increase the accumulated postretirement benefit obligations by $506 at December 31, 1999.

11. Income Taxes:

The provision for income taxes is comprised of the following:

                                                       For the years ended
                                                           December 31,
                                                  ------------------------------
                                                    1999       1998        1997
--------------------------------------------------------------------------------
Current:
   Federal ..................................     $  259     $2,866     $ 3,980
   State ....................................        113         45         246
Deferred:
   Federal ..................................      2,123      2,353        (213)
   State ....................................        224        399          22
--------------------------------------------------------------------------------
Provision for
   income taxes .............................     $2,719     $5,663     $ 4,035
================================================================================

      The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

                                                       For the years ended
                                                           December 31,
                                                --------------------------------
                                                  1999        1998        1997
--------------------------------------------------------------------------------
Statutory federal
    income tax rate ........................      34.0%       34.0%       34.0%
State income taxes,
    net of federal
    benefit ................................       2.7         1.9         1.6
Goodwill ...................................       1.9         1.0         1.4
Other ......................................      (3.0)       (0.4)       (0.5)
--------------------------------------------------------------------------------
Effective tax rate .........................      35.6%       36.5%       36.5%
================================================================================

      Deferred taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The components of the deferred tax asset and liability relate to the following temporary differences:

                                                     December 31,  December 31,
                                                         1999         1998
--------------------------------------------------------------------------------
Deferred tax asset:
    Accounts receivable ..........................    $    941     $    949
    Unfunded pension
       liability .................................       3,303        3,895
    Environmental
       remediation and
       product-related
       reserves ..................................       6,399        8,416
    Postretirement
       benefit obligations .......................       3,926        4,053
    Other accruals ...............................       2,958        3,313
--------------------------------------------------------------------------------
Total deferred tax asset .........................      17,527       20,626
--------------------------------------------------------------------------------
Deferred tax liability:
    Depreciation and
       amortization ..............................     (12,403)     (12,279)
    Inventory ....................................      (3,756)      (3,058)
    Other ........................................      (2,615)      (3,438)
--------------------------------------------------------------------------------
Total deferred tax
    liability ....................................     (18,774)     (18,775)
--------------------------------------------------------------------------------
Net deferred tax
    (liability) asset ............................    $ (1,247)    $  1,851
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

12. Supplemental Cash Flow Information:

Cash payments for interest were $8,577, $7,580 and $7,710 for the years ended December 31, 1999, 1998 and 1997, respectively. Cash payments for income taxes were $2,494, $3,494 and $4,964 for the years ended December 31, 1999, 1998 and 1997, respectively.

13. Related Party Transactions:

The Company and its controlling shareholder, American Biltrite Inc. ("ABI"- see
Note 17) provide certain goods and services to each other pursuant to agreements negotiated at arm's length. The Company had the following transactions with ABI:

                                                        For the years ended
                                                             December 31,
                                                      --------------------------
                                                       1999     1998     1997
--------------------------------------------------------------------------------
Sales ......................................          $  568   $  868   $  964
Raw material
   transfers to ABI ........................           4,637    3,493    2,942
Computer service
   income ..................................              17      134      145
Material purchases
   from ABI ................................           7,306    7,079    5,269
Management fees ............................             900    1,291    1,221
================================================================================

      Amounts as of December 31, 1999 and 1998 due from an affiliate of ABI totaled $310 and $243, respectively, and are included in accounts receivable. Amounts as of December 31, 1999 and 1998 due to ABI and its affiliates totaled $1,315 and $1,425, respectively, and are included in accounts payable.

14. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

      Two customers accounted for 28% and 21% of the Company's net sales for the year ended December 31, 1999, 25% and 22% for the year ended December 31, 1998, and 23% and 19% for the year ended December 31, 1997 and accounted for 42% of accounts receivable at December 31, 1999 and 1998.

15. Environmental and Other Liabilities:

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

      The most significant exposure to which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland. Two removal actions were substantially complete as of December 31, 1998, however, the groundwater remediation phase has not begun and the remedial investigation/feasibility study related to the groundwater remediation has not been approved. The PRP group estimated that future costs of groundwater remediation would be approximately $26 million of which, based on waste allocations amongst members of the PRP group, Congoleum's share was estimated to be approximately 5.5%. At December 31, 1999, the Company believes its probable liability, which has been recorded in other liabilities, based on present facts and circumstances, to be approximately $1.5 million. A corresponding insurance receivable of $1.2 million has been recorded in other noncurrent assets. No other PRP sites are material on an individual basis.

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

Asbestos-Related Liabilities: The Company is one of many defendants in approximately 670 pending claims (including workers' compensation cases) involving approximately 6,246 individuals as of December 31, 1999, alleging personal injury from exposure to asbestos or asbestos-containing products. There were 657 claims at December 31, 1998 which involved approximately 1,984 individuals. Activity related to asbestos claims during the years ended December 31, 1999 and 1998 was as follows:

                                                                1999       1998
--------------------------------------------------------------------------------
Claims at Jan. 1 .........................................       657        654
New Claims ...............................................       247        203
Settlements ..............................................       (48)       (63)
Dismissals ...............................................      (186)      (137)
--------------------------------------------------------------------------------
Claims at Dec. 31 ........................................       670        657
================================================================================

      The total indemnity costs incurred, excluding the case noted below, to settle claims during 1999 and 1998 were $2,924 and $2,160, respectively, which were paid by the Company's insurance carriers, as were the related defense costs. The average indemnity cost per resolved claim was $12 in 1999 and $11 in 1998, all of which costs were covered by the Company's insurance carriers. Costs per claim vary depending on a number of factors, including the number of plaintiffs, the nature of their alleged exposure, and the location of the claim.

      Nearly all claims allege that various diseases or health issues were contracted as a result of exposure to asbestos in the course of activities either as independent contractors or as employees of shipyards or other industries utilizing asbestos-containing products (or, in the workers' compen sation cases, as employees of the Company) and that included among such products which allegedly caused their diseases were sheet products provided by the Company or resilient tile provided by the Amtico Tile Division of ABI (the "Tile Division"), or both. The Company discontinued the manufacture of asbestos-containing sheet products in 1983, and the Tile Division ceased manufacturing asbestos-containing tile products in 1984. In general, asbestos-containing products have not been found to pose a health risk unless significant amounts of free asbestos fibers become airborne. All of the asbestos in asbestos-containing sheet and tile prod-

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

ucts sold by the Company or the Tile Division was fully bonded or encapsulated during the manufacturing process. The Company has issued warnings not to remove asbestos-containing flooring by sanding or other methods that do not comply with governmental asbestos handling standards.

      In one of the cases tried before a jury in Superior Court of California in Los Angeles held in May and June 1997, the Company and another defendant were found liable for $3.3 million in damages, subject to proportional liability under California law. The Company had previously settled one count for an immaterial amount and had gone to trial for the remaining counts. The jury found that the Company was liable for only 25% of the plaintiff's non-economic damages but as a result of post-verdict motions the trial judge granted plaintiff's motion for judgment notwithstanding the verdict and held that California Proposition 51 (establishing proportionate liability for non-economic damages) did not apply in this case. The Company and the other defendant appealed this decision and in August 1999 the appeal court reversed the judgment notwithstanding the verdict and ordered the trial court to enter a judgment against Congoleum for $818. The Company's insurance carrier has paid for the defense costs incurred and has indicated that it would be responsible for paying the ultimate judgment in the case, subject to certain limitations.

      At December 31, 1999, the Company has accrued approximately $4.4 million for costs related to asbestos product liability. Estimated insurance coverage of $0.8 million has been recorded in other noncurrent assets at December 31, 1999 and is considered probable of recovery.

      Although there can be no assurance, the Company believes, based upon the nature of its asbestos-containing products and its experience with cases to date, that any potential liability from pending personal injury claims relating to the Company's asbestos-containing products will not have a material adverse effect on the financial position of the Company.

      The total balances of environmental and asbestos-related liabilities and the related insurance receiv ables deemed probable of recovery at

December 31 are as follows:

                                      1999                      1998
(in millions)                Liability    Receivable    Liability   Receivable
--------------------------------------------------------------------------------
Environmental
   liabilities......           $ 7.5         $ 2.0       $  9.2        $ 2.9
Asbestos product
   liability........             4.4            .8          6.9          3.3
Other...............              .8            --          1.1           --
--------------------------------------------------------------------------------
Total...............           $12.7         $ 2.8        $17.2        $ 6.2
================================================================================

Other: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, product liability, and other matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years. On the basis of information furnished by counsel and others, the Company does not believe that these matters, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

16. Stock Option Plans:

Under the Company's 1995 Stock Option Plan, options to purchase up to 800,000 shares of the Company's Class A common stock may be issued to officers and key employees. Such options may be either incentive stock options or nonqualified stock options, and the options' exercise price must be at least equal to the fair value of the Company's Class A common stock on the date of grant. All options granted have ten-year terms and vest over five years at the rate of 20% per year beginning on the first anniversary of the date of grant.

      Pro forma disclosure regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997, respectively: option forfeiture of 15%; risk-free interest rates of 6.61%, 4.80%, and 5.76%; no dividends; volatility fac-

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

tors of the expected market price of the Company's common stock of .576 for 1999, .365 for 1998, and .356 for 1997; and a weighted-average expected life of the options of 7 years. The exercise price of options outstanding at December 31, 1999 range from $7.18 to $13.00 per share.

      For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Certain options repriced in 1998 were not fully vested and, accordingly, were subject to a new vesting schedule. The additional pro forma compensation (along with any existing unamortized pro forma compensation) will be amortized over the new vesting period beginning in 1998. The Company's estimated pro forma compensation expense from stock options for the years ended December 31, 1999, 1998, and 1997, respectively, was $684, $648, and $631. The Company's pro forma net income for the years ended December 31, 1999, 1998, and 1997, respectively, is as follows: 1999, $4,244 or $0.49 per share; 1998, $6,792, or $0.75 per share; and
1997, $6,110, or $0.62 per share. The initial impact on pro forma net income may not be representative of compensation expense in future years, when the effect of the amortization of multiple awards would be reflected in the pro forma disclosures.

      A summary of the Company's 1995 Stock Option Plan activity, and related information, is as follows:

December 31, 1999:
--------------------------------------------------------------------------------
                                                  Shares        Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ............................. 626,000          $   10.91
Options granted .................................   5,000               7.19
Options exercised ...............................      --                 --
Options forfeited ............................... (14,000)              9.00
                                                 --------
Options outstanding
  end of year ................................... 617,000          $   10.93
================================================================================
Exercisable at end of year ...................... 306,200          $   12.12
Weighted average remaining
  contractual life .............................. 7 years                 --
Stock options available
  for future issuance ........................... 181,000                 --
================================================================================

December 31, 1998:
--------------------------------------------------------------------------------
                                                  Shares        Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ............................  511,900          $   13.01
Options granted* ...............................  345,000               9.00
Options exercised ..............................       --              --
Options forfeited ..............................  (22,400)             11.82
Options exchanged* ............................. (208,500)             12.82
                                                 --------
Options outstanding
  end of year ..................................  626,000          $   10.91
================================================================================
Exercisable at end of year .....................  180,000          $   13.00
Weighted average remaining
  contractual life .............................  8 years                 --
Stock options available
  for future issuance ..........................  172,000                 --
================================================================================

December 31, 1997:
--------------------------------------------------------------------------------
                                                  Shares        Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ............................  484,500          $   12.89
Options granted ................................   56,000              14.25
Options exercised ..............................   (2,000)             13.00
Options forfeited ..............................  (26,600)             13.53
                                                 --------
Options outstanding
  end of year ..................................  511,900          $   13.01
================================================================================
Exercisable at end of year .....................  185,200          $   12.95
Weighted average remaining
  contractual life .............................  7 years                 --
Stock options available
  for future issuance ..........................  286,100                 --
================================================================================

* Includes 208,500 options repriced in 1998.

     The weighted average grant date fair value of options granted for the 1995 Plan in 1999, 1998 and 1997 was $4.67, $4.31 and $6.97, respectively.

     On July 1, 1999, a Directors Stock Option Plan was established, under which non-employee directors may be granted options to purchase up to 50,000 shares of Class A common stock. Options granted have ten-year terms and vest 6 months from the grant date. During 1999, options to purchase 5,000 shares were granted under the plan.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
================================================================================

A summary of the Directors Stock Option Plan activity, and related information, is as follows:

December 31, 1999:
--------------------------------------------------------------------------------
                                                  Shares        Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year .............................     --                 --
Options granted .................................  5,000           $   7.19
Options exercised ...............................     --                 --
Options forfeited ...............................     --                 --
                                                   -----
Options outstanding
  end of year ...................................  5,000           $   7.19
================================================================================

The weighted average grant date fair value of options granted for the Directors Stock Option Plan in 1999 was $3.15.

17. Stockholders' Equity:

Holders of the Class B shares are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of the Class A shares are entitled to one vote per share on all matters submitted to a vote of stockholders.

      In November 1998, the Board of Directors authorized the Company to repurchase an additional $5,000 of the Company's common stock (Class A and Class B shares) through the open market or through privately negotiated transactions, bringing the total authorized common share repurchases to $15,000. Under the total plan, Congoleum has repurchased $13,716 of common stock through December 31, 1999. Shares of Class B stock repurchased (totaling 741,055) have been retired. As of December 31, 1999, ABI owned 4,395,605 Class B shares that represented 68.0% of the voting control of the Company.

18. Quarterly Financial Data (Unaudited):

The following table sets forth certain unaudited quarterly financial information.

                                                Year ended December 31, 1999
                                           -------------------------------------
                                            First     Second    Third     Fourth
                                           Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------
Net sales ..............................   $65,387   $64,306   $62,495   $53,818
Gross profit ...........................    18,193    18,688    19,160    13,406
Net income .............................       737     1,191     1,506     1,494
Net income per
  common share .........................   $   .08   $   .14   $   .17   $   .18
================================================================================

                                                Year ended December 31, 1998
                                         ---------------------------------------
                                          First     Second    Third       Fourth
                                         Quarter   Quarter   Quarter(a)  Quarter
--------------------------------------------------------------------------------
Net sales .............................. $63,875   $69,750   $68,644     $56,857
Gross profit ...........................  17,357    21,001    21,930      16,841
Net income .............................     427     2,645     1,493       2,875
Net income per
  common share ......................... $   .05   $   .29   $   .17     $   .32
================================================================================

(a) Third quarter 1998 includes a $2.4 million (after tax) charge ($0.26 per share for the quarter ended) for an extraordinary item (see Note 5).

Congoleum Corporation
Report of Independent Auditors
================================================================================

To the Board of Directors
and Stockholders of
Congoleum Corporation:

We have audited the accompanying balance sheets of Congoleum Corporation as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Congoleum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Congoleum Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young, LLP

Ernst & Young, LLP
Philadelphia, Pennsylvania
February 11, 2000

Directors and Officers
================================================================================

Board of Directors

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer of Congoleum Corporation and Chairman of the Board and Chief Executive Officer of American Biltrite Inc.

Cyril C. Baldwin, Jr.
Chairman Emeritus of the Board of Cambrex Corporation

David N. Hurwitz
Former President and Chief Executive Officer of Goodson Newspaper Group

John N. Irwin III
Managing Director of Hillside Capital Incorporated

Mark N. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom LLP (Attorneys)

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

Roger S. Marcus
Chairman of the Board, President and Chief Executive Officer

Richard G. Marcus
Vice Chairman

Robert N. Agate
Executive Vice President

David W. Bushar
Senior Vice President - Manufacturing

Michael L. Dumont
Senior Vice President - Sales

Howard N. Feist III
Chief Financial Officer and Secretary

Dennis P. Jarosz
Senior Vice President - Marketing

Sidharth Nayar
Senior Vice President - Finance

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

1999                                                       High           Low
--------------------------------------------------------------------------------
First Quarter ........................................   8 15/16         6 1/2
Second Quarter .......................................     9 3/8         6 5/8
Third Quarter ........................................     7 7/8             5
Fourth Quarter .......................................   4 15/16         2 3/4

1998                                                       High           Low
--------------------------------------------------------------------------------
First Quarter ........................................    11 1/4        9 1/16
Second Quarter .......................................    10 1/2        9 1/16
Third Quarter ........................................     9 3/4             6
Fourth Quarter .......................................    9 7/16             6

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

      The number of registered and beneficial holders of the Class A common stock on February 10, 2000 was approximately 1,000.

Annual Meeting

The 2000 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Tuesday, May 9, 2000 in the Long Lane Room, 2nd Floor, FleetBoston Financial Corporation, 100 Federal Street, Boston, Massachusetts at 8:30 a.m. local time.

Stockholder Information

The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 1999, which has been filed with the Securities and Exchange Commission.

Exhibit 23.1 - Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Congoleum Corporation of our report dated February 11, 2000 included in the 1999 Annual Report to Shareholders of Congoleum Corporation.

Our audits also included the financial statement schedule of Congoleum Corporation for the years ended December 31, 1999, 1998 and 1997 listed in Item 14(a). This schedule is the responsibility of Congoleum Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-97220, 333-34653 and 33-84387) pertaining to the Congoleum Corporation 1995 Stock Option Plan and Non-Qualified, Non-Employee Directors Stock Option Plan of this report on the financial statement schedule and our report dated February 11, 2000, with respect to the 1999 financial statements of Congoleum Corporation incorporated by reference in the Annual Report (Form 10-K) for the year ended December 31, 1999.


Ernst & Young LLP
Philadelphia, Pennsylvania
March 24, 2000