Form 10-K405, Exhibit 13
period 2000-12-31
CONGOLEUM CORP
filed 2001-03-28
CIK 23341

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

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

Year ended December 31, 2000 as compared to year ended December 31, 1999

      Net sales for the year ended December 31, 2000 were $224.6 million as compared to $246.0 million for the year ended December 31, 1999, a decrease of $21.4 million or 8.7%. The decrease resulted primarily from declines in sales of promotional goods and products for the manufactured housing industry. Sales of running line residential sheet products increased on the strength of new product sales, but most of this increase was offset by sales declines in the southwestern United States, where the Company has made a major distributor change.

      Gross profit for the year ended December 31, 2000 was $54.3 million compared to $69.4 million in 1999, a decrease of $15.1 million or 21.9%. Gross profit declined primarily due to lower sales and higher raw material costs. Gross profit margins declined from 28.2% of net sales in 1999 to 24.2% of net sales in 2000. The decline in gross profit margins was due to having less production volume over which to spread fixed manufacturing overhead expenses, coupled with higher costs for raw materials and energy.

      Selling, general and administrative expenses were $54.4 million for the year ended December 31, 2000 as compared to $57.4 million for the year ended December 31, 1999, a decrease of $3.0 million or 5.3%. As a percent of net sales, selling, general and administrative expenses increased from 23.3% in 1999 to 24.2% in 2000. The Company initiated expense reductions during the second quarter in response to weaker sales, resulting in lower spending.

      Distributor transition costs include transition expenses of $7.7 million related to the previously announced distributor change from LDBrinkman & Co. to Mohawk Industries, Inc. The charge consisted of two components. First was the Company's share of the costs of establishing Mohawk as a distributor, which included training, meetings, displays and similar costs. Second were the costs to be paid pursuant to the settlement agreement with LDBrinkman. Additionally, a provision for the estimated amount of goods to be returned to the Company in 2001 under the terms of the settlement agreement was recorded. Sales and margin have been reduced by $4.0 million and $1.3 million, respectively, reflecting these estimated returns. Of the $7.7 million distributor transition charge, $4.7 million remains accrued as of December 31, 2000 and consists primarily of termination costs to be paid to LDBrinkman. These costs are expected to be paid in the first three quarters of fiscal 2001 and are expected to be funded by operating cash flows.

      The loss from operations was $7.8 million for the year ended December 31, 2000, compared to income of $12.0 million for the year ended December 31, 1999, a decrease of $19.9 million, primarily due to the decline in sales and the impact of the distributor transition.

      Interest expense (net) decreased from $6.1 million in 1999 to $5.7 million in 2000, primarily due to higher capitalized interest in 2000 compared to 1999.

      Other income (net) decreased from $1.8 million in 1999 to $1.5 million in 2000, due to lower royalty income.

      The effective tax rate for 2000 was 32.9% resulting in a tax benefit of $3,976. The tax benefit includes a reduction of $1,086 for a deferred tax valuation allowance. For 1999, the effective tax rate

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

was 35.6% resulting in tax expense of $2,719, including a valuation allowance of $469.

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

Liquidity and Capital Resources

Cash and equivalents, including short-term investments at December 31, 2000, were $24.7 million, a decrease of $13.3 million from December 31, 1999. Working capital was $49.0 million at December 31, 2000, down from $59.7 million one year earlier. The ratio of current assets to current liabilities at December 31, 2000 was 1.8 to one, compared to 2.1 to one a year earlier. The ratio of debt to total capital at December 31, 2000 was .42 compared to .43 in 1999. Net cash provided by operations during the year ended December 31, 2000 was $0.9 million, down from $10.3 million in 1999. Capital expenditures in 2000 totaled $13.9 million. The Company is currently planning capital expenditures of approximately $8.0 million in 2001 and $12.0 million in 2002.

      During 1998, the Company entered into a new five-year revolving credit facility which provides for borrowings up to $30.0 million. Interest ranges from 0-1% below prime, or 0.75% - 1.5% over LIBOR, depending on the Company's ratio of debt to EBITDA. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. At December 31, 2000, based on the level of receivables and inventory, the Company had a borrowing base avail-

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

able of $30.0 million, of which $3.6 million was utilized for outstanding letters of credit.

      In 1998, the Company's Board of Directors approved a new plan to repurchase up to $5.0 million of the Company's common stock. As of December 31, 2000, the Company had repurchased 777,665 shares of its common stock for an aggregate cost of $4.3 million pursuant to this plan.

      Collective bargaining agreements with hourly employees at the Company's facilities expire in 2003 and 2006. In the past five years, there have been no strikes by employees at the Company, and the Company believes that its employee relations are satisfactory.

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

      The Company is one of many defendants in 1,754 pending claims involving 12,079 individuals as of December 31, 2000 alleging personal injury from exposure to asbestos-containing products. The Company estimates the potential cost of defense and indemnity for claims of this type could range from $35 million to $161 million over the next fifty years, before insurance. The Company also believes it has in excess of $1 billion of insurance coverage available for claims of this type. At December 31, 2000, the Company had recorded a liability of $15 million for the estimated potential liability without related insurance coverage that was highly probable of recovery, and a related insurance receivable of $7 million representing an estimate of the probable amount of related insurance recovery.

      The indemnity cost incurred to settle claims during 2000 was $3.9 million, all of which was paid by the Company's insurance carriers, and the Company expects that its insurance carriers will continue to pay the majority, if not all, of the costs in the foreseeable future. Although the number of new claims rose significantly in 2000, and although there is a high degree of uncertainty in estimating both the potential liability and the amount of related insurance coverage available, the Company does not believe these claims will have a material adverse effect on its financial position or results of operations.

      The Company is subject to federal, state and local environmental laws and regulations and certain legal and administrative claims are pending or have been asserted against the Company. Among these claims, the Company is a named party in several actions associated with waste disposal sites, asbestos-related claims, and general liability claims (more fully discussed in "Legal Proceedings" in Part I Item 3. and "Environmental Regulation" in Part I Item 1. of the Company's Annual Report on Form 10-K for the year ended December 31,
2000). These actions include possible obligations to remove or mitigate the effects on the environment of wastes deposited at various sites, including Superfund sites and certain of the Company's owned and previously owned facilities. The contingencies also include claims for personal injury and/or property damage. The exact amount of such future cost and timing of payments are indeterminable due to such unknown factors as the magnitude of cleanup costs, the timing and extent of the remedial actions that may be required, the determination of the Company's liability in proportion to other potentially responsible parties, and the extent to which costs may be recoverable from insurance. The Company has recorded provisions in its financial statements for the estimated probable loss associated with all known general, environmental and asbestos-related contingencies.

      The Company records a liability for environmental remediation, asbestos-related claim costs, and general liability claims when a cleanup program or claim payment becomes probable and the costs can be reasonably estimated. As assessments and

Congoleum Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

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

Congoleum Corporation
Balance Sheets
(dollars in thousands, except share amounts)
--------------------------------------------------------------------------------


                                                                December 31,  December 31,
                                                                    2000          1999
-------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ...................................   $ 12,637     $ 18,768
  Short-term investments ......................................     12,097       19,232
  Accounts receivable, less allowance for doubtful
    accounts and cash discounts of $1,934 and $3,283
    as of December 31, 2000 and 1999, respectively ............     25,527       13,745
  Inventories .................................................     53,296       54,599
  Prepaid expenses and other current assets ...................      3,966        3,687
  Deferred income taxes .......................................      3,637        3,515
-------------------------------------------------------------------------------------------
    Total current assets ......................................    111,160      113,546
Property, plant, and equipment, net ...........................     99,410       96,404
Goodwill, net .................................................     10,955       11,387
Deferred income taxes .........................................      1,530           --
Other noncurrent assets .......................................     15,996       10,480
-------------------------------------------------------------------------------------------
    Total assets ..............................................   $239,051     $231,817
===========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ............................................    $19,617     $ 19,160
  Accrued liabilities .........................................     38,844       30,597
  Accrued taxes ...............................................        440          311
  Deferred income taxes .......................................      3,211        3,757
-------------------------------------------------------------------------------------------
    Total current liabilities .................................     62,112       53,825
Long-term debt ................................................     99,625       99,575
Other liabilities .............................................     26,817       18,405
Noncurrent pension liability ..................................     11,858        9,230
Accrued postretirement benefit obligation .....................      9,329        9,647
Deferred income taxes .........................................         --        1,005
-------------------------------------------------------------------------------------------
    Total liabilities .........................................    209,741      191,687
-------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Class A common stock, par value $0.01; 20,000,000 shares
  authorized; 4,736,950 shares issued as of
  December 31, 2000 and 1999 ..................................         47           47
Class B common stock, par value $0.01; 4,608,945 shares
  authorized, issued and outstanding at
  December 31, 2000 and 1999 ..................................         46           46
Additional paid-in capital ....................................     49,105       49,105
Retained deficit ..............................................     (8,581)        (452)
Minimum pension liability adjustment ..........................     (3,494)      (1,000)
                                                                  --------     --------
                                                                    37,123       47,746

Less common stock held in treasury, at cost;
  1,085,760 and 1,025,760 shares at December 31,
  2000 and 1999, respectively .................................      7,813        7,616
-------------------------------------------------------------------------------------------
    Total stockholders' equity ................................     29,310       40,130
-------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity ................   $239,051     $231,817
===========================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Operations
(in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                                     For the years ended
                                                                         December 31,
                                                            ------------------------------------
                                                                2000         1999         1998
-------------------------------------------------------------------------------------------------
Net sales ................................................   $ 224,644    $ 246,006    $ 259,126
Cost of sales ............................................     170,373      176,559      181,997
Selling, general and administrative expenses .............      54,395       57,428       56,839
Distributor transition expenses ..........................       7,717           --           --
-------------------------------------------------------------------------------------------------
     Income (loss) from operations .......................      (7,841)      12,019       20,290
Other income (expense):
  Interest income ........................................       1,797        1,837        1,607
  Interest expense .......................................      (7,511)      (7,938)      (7,365)
  Other income ...........................................       1,459        1,819        1,249
  Other expense ..........................................          (9)         (90)        (265)
-------------------------------------------------------------------------------------------------
     Income (loss) before income taxes and
       extraordinary item ................................     (12,105)       7,647       15,516
Provision (benefit) for income taxes .....................      (3,976)       2,719        5,663
-------------------------------------------------------------------------------------------------
     Income (loss) before extraordinary item .............      (8,129)       4,928        9,853
Extraordinary item-early retirement of debt,
  net of income tax benefit ..............................          --           --       (2,413)
-------------------------------------------------------------------------------------------------
     Net income (loss) ...................................   $  (8,129)   $   4,928    $   7,440
=================================================================================================
     Income (loss) per common share before
       extraordinary item ................................   $   (0.98)   $     .57    $    1.09
     Extraordinary item ..................................          --           --         (.27)
-------------------------------------------------------------------------------------------------
     Net income (loss) per common share, basic
       and diluted .......................................   $   (0.98)   $     .57    $     .82
=================================================================================================
     Weighted average number of common and
       equivalent shares outstanding .....................       8,267        8,699        9,038
=================================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Changes in Stockholders' Equity
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                         Common Stock
                                        par value $0.01   Additional
                                        ---------------    Paid-in    Retained
                                       Class A  Class B    Capital     Deficit
--------------------------------------------------------------------------------
Balance, December 31, 1997 ...........  $  47    $  47     $ 49,574   $(12,820)
Purchase of treasury stock ...........
Minimum pension liability adjustment,
  net of tax benefit of $678 .........
Net income ...........................                                   7,440
Net comprehensive income .............
--------------------------------------------------------------------------------
Balance, December 31, 1998 ...........     47       47       49,574     (5,380)
Purchase of treasury stock ...........
Purchase and retirement of
  Class B stock ......................              (1)        (469)
Minimum pension liability adjustment,
  net of tax of $748 .................
Net income ...........................                                   4,928
Net comprehensive income .............
--------------------------------------------------------------------------------
Balance, December 31, 1999 ...........     47       46       49,105       (452)
Purchase of treasury stock ...........
Minimum pension liability adjustment,
  net of tax benefit of $1,434 .......
Net loss .............................                                  (8,129)
Net comprehensive loss ...............
--------------------------------------------------------------------------------
Balance, December 31, 2000 ...........  $  47    $  46     $ 49,105   $ (8,581)
--------------------------------------------------------------------------------

                                      Accumulated Other
                                        Comprehensive
                                        Income (Loss)       Treasury                   Comprehensive
                                         Adjustment*          Stock        Total       Income (Loss)
------------------------------------------------------------------------------------   -------------
Balance, December 31, 1997 .............   $ (1,122)        $ (3,943)    $ 31,783
Purchase of treasury stock .............                        (190)        (190)
Minimum pension liability adjustment,
  net of tax benefit of $678 ...........     (1,180)                       (1,180)       $ (1,180)
Net income .............................                                    7,440           7,440
                                                                                         --------
Net comprehensive income ...............                                                 $  6,260
------------------------------------------------------------------------------------     ========
Balance, December 31, 1998 .............     (2,302)          (4,133)      37,853
Purchase of treasury stock .............                      (3,483)      (3,483)
Purchase and retirement of
  Class B stock ........................                                     (470)
Minimum pension liability adjustment,
  net of tax of $748 ...................      1,302                         1,302        $  1,302
Net income .............................                                    4,928           4,928
                                                                                         --------
Net comprehensive income ...............                                                 $  6,230
------------------------------------------------------------------------------------     ========
Balance, December 31, 1999 .............     (1,000)          (7,616)      40,130
Purchase of treasury stock .............                        (197)        (197)
Minimum pension liability adjustment,
  net of tax benefit of $1,434 .........     (2,494)                       (2,494)       $ (2,494)
Net loss ...............................                                   (8,129)         (8,129)
                                                                                         --------
Net comprehensive loss .................                                                 $(10,623)
------------------------------------------------------------------------------------     ========
Balance, December 31, 2000 .............   $ (3,494)        $ (7,813)    $ 29,310
====================================================================================

* Amounts shown are for minimum pension liability adjustment.

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Statements of Cash Flows
(dollars in thousands)
--------------------------------------------------------------------------------


                                                                   For the years ended
                                                                       December 31,
                                                            --------------------------------
                                                                2000        1999      1998
--------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss) ......................................  $ (8,129)   $  4,928    $  7,440
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation .......................................    10,919      10,220       9,848
      Amortization .......................................       818         818         893
      Loss on early retirement of debt, including
        write-off of deferred financing fees .............        --          --       3,809
      Deferred income taxes ..............................    (1,769)      2,350       2,074
      Changes in certain assets and liabilities:
           Accounts and notes receivable .................   (11,782)      2,135      (1,368)
           Inventories ...................................     1,303      (9,407)       (758)
           Prepaid expenses and other current assets .....        93      (1,147)     (2,299)
           Accounts payable ..............................       457       4,761         959
           Accrued liabilities ...........................     8,753      (2,218)      1,854
           Other liabilities .............................       193      (2,161)      1,515
--------------------------------------------------------------------------------------------
                Net cash provided by operating
                  activities .............................       856      10,279      23,967
--------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures, net ..............................   (13,925)    (18,670)     (9,440)
  Purchase of short-term investments .....................   (23,392)    (51,044)    (15,000)
  Maturities of short-term investments ...................    30,527      31,812      22,900
--------------------------------------------------------------------------------------------
                Net cash used by investing activities ....    (6,790)    (37,902)     (1,540)
--------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of long-term debt .............................        --          --      99,505
  Debt issuance costs ....................................        --          --      (3,310)
  Payments to reduce long-term debt ......................        --          --     (76,594)
  Premium payments on early retirement of debt ...........        --          --      (2,563)
  Purchase of treasury stock .............................      (197)     (3,483)       (190)
  Purchase and retirement of Class B stock ...............        --        (470)         --
--------------------------------------------------------------------------------------------
                Net cash (used) provided by financing
                  activities .............................      (197)     (3,953)     16,848
--------------------------------------------------------------------------------------------
Net (decrease) increase in cash ..........................    (6,131)    (31,576)     39,275
Cash and cash equivalents:
  Beginning of year ......................................    18,768      50,344      11,069
--------------------------------------------------------------------------------------------
  End of year ............................................  $ 12,637    $ 18,768    $ 50,344
============================================================================================

The accompanying notes are an integral part of the financial statements.

Congoleum Corporation
Notes to Financial Statements
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies:

Nature of Business and Basis of Presentation - Congoleum Corporation (the "Company" or "Congoleum") manufactures resilient sheet and tile flooring products. These products, together with a limited quantity of related products purchased for resale, are sold primarily to wholesale distributors and major retailers in the United States and Canada.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when products are shipped. Net sales are comprised of the total sales billed during the period less the estimated sales value of goods returned, trade discounts and customers' allowances. The Company defers recognition of revenue for its estimate of potential sales returns under right-of-return agreements with its distributors until the right-of-return period lapses.

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

Debt Issue Costs - Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized over the life of the related debt. Such costs at December 31, 2000 and 1999 amounted to $2,498 and $2,834, respectively, net of accumulated amortization of $812 and $476, respectively, and are included in other noncurrent assets.

Goodwill - The excess of purchase cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years. Accumulated amortization amounted to $6,137 and $5,705 at December 31, 2000 and 1999, respectively.

      The Company periodically evaluates goodwill to ensure it is fully recoverable from projected undiscounted cash flows of the related business operations. There have been no impairment adjustments to goodwill through December 31, 2000.

Environmental Remediation Liabilities - The Company is subject to federal, state and local environmental laws and regulations. The Company records a liability for environmental remediation claims when a

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

cleanup program or claim payment becomes probable and the costs can be reasonably estimated. The recorded liabilities are not discounted for delays in future payments (see Notes 4, 6, and 15).

Income Taxes - The provision for income taxes is based on earnings reported in the financial statements under an asset and liability approach in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and their reported amounts for financial statement purposes.

Shipping and Handling Costs - Shipping costs at December 31, 2000, 1999 and 1998 were $4,161, $4,177 and $4,591, respectively, and are included in selling, general and administrative expenses.

Earnings Per Share - The calculation of basic earnings per share is based on the average number of common shares outstanding during the period. Diluted earnings per share reflect the effect of all potentially diluted securities which consist of outstanding common stock options. For all periods presented, basic and diluted shares outstanding are the same.

Changes in Accounting Principles - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those investments at fair value.

      In December 1999, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements.

      The Company adopted SAB 101 in the fourth quarter of fiscal 2000 and will adopt SFAS 133 in the first quarter of fiscal 2001. Adoption of these pronouncements did not and is not expected to have a significant effect on the Company's consolidated results of operations or financial position.

2. Inventories:

A summary of the major components of inventories is as follows:

                                                   December 31,     December 31,
                                                       2000            1999
--------------------------------------------------------------------------------
Finished goods ............................          $42,268          $43,719
Work-in-process ...........................            3,600            2,743
Raw materials and supplies ................            7,428            8,137
--------------------------------------------------------------------------------
Total inventories .........................          $53,296          $54,599
================================================================================

      If the FIFO (first-in, first-out) method of inventory accounting (which approximates current cost) had been used, inventories would have been approximately $26 higher and $1,640 lower than reported at December 31, 2000 and 1999, respectively.

3. Property, Plant, and Equipment:

A summary of the major components of property, plant, and equipment is as follows:

                                                 December 31,       December 31,
                                                     2000               1999
--------------------------------------------------------------------------------
Land ....................................         $   2,930          $   2,930
Buildings and improvements ..............            42,133             37,309
Machinery and equipment .................           158,829            142,062
Construction-in-progress ................            10,177             17,912
--------------------------------------------------------------------------------
                                                    214,069            200,213

Less accumulated
   depreciation .........................          (114,659)          (103,809)
--------------------------------------------------------------------------------
Total property, plant,
   and equipment, net ...................         $  99,410          $  96,404
================================================================================

      Interest is capitalized in connection with the construction of major facilities and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest cost was $1,113 and $691 for 2000 and 1999, respectively.

      The amount of approved but unexpended capital appropriations at December 31, 2000 was $3,685, substantially all of which is planned to be expended during 2001.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

4. Accrued Liabilities:

Accrued liabilities consists of the following:

                                                   December 31,     December 31,
                                                       2000             1999
--------------------------------------------------------------------------------
Accrued warranty,
  marketing and sales
  promotion ...............................          $19,625          $19,021
Employee
  compensation and
  related benefits ........................            3,320            5,115
Interest ..................................            3,595            3,595
Environmental
  remediation and
  product-related
  liabilities .............................            1,070            1,070
Distributor termination
  costs ...................................            4,659               --
Reserve for sales returns .................            4,034               --
Other .....................................            2,541            1,796
--------------------------------------------------------------------------------
Total accrued
  liabilities .............................          $38,844          $30,597
================================================================================

5. Long-Term Debt:

Long-term debt consists of the following:

                                                    December 31,    December 31,
                                                        2000           1999
--------------------------------------------------------------------------------
8 5/8% Senior Notes
    due 2008 .............................           $ 99,625        $ 99,575

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

      Proceeds of the offering were used to redeem all of the outstanding 9% Senior Notes, including accrued interest and prepayment premium, to pay certain fees and expenses in connection with the offering, and for working capital and general corporate purposes. In connection with this offering and the retirement of their outstanding debt, the Company recorded an extraordinary charge of $2.4 million, net of $1.4 million of income tax benefits, to write off debt issuance costs and premiums associated with the repurchase of the 9% Senior Notes.

      The fair value of the Company's long-term debt is based on the quoted market prices for publicly traded issues. The estimated fair value of the 8 5/8% Senior Notes was approximately $50,000 and $88,000 at December 31, 2000 and 1999, respectively.

      The Company has a revolving credit facility which expires in 2003 that provides for borrowings up to $30,000 with interest varying based on the Company's ratio of debt to EBITDA, as defined. This agreement provides for a commitment fee based on the average daily unused portion of the commitment equal to one-fifth of one percent per annum. This financing agreement contains certain covenants which include the maintenance of minimum net worth, income, and fixed charge coverage levels. It also includes restrictions on the incurrence of additional debt and limitations on capital expenditures. Borrowings under this facility are collateralized by inventory and receivables. There were no borrowings outstanding under this facility at December 31, 2000; however, the facility provides for standby letters of credit which total $3,589 at December 31, 2000.

6. Other Liabilities:

Other liabilities consists of the following:

                                                    December 31,    December 31,
                                                        2000           1999
-------------------------------------------------------------------------------
Environmental
  remediation and
  product-related
  liabilities .............................           $20,398        $11,928
Accrued workers'
  compensation
  claims ..................................             5,196          5,164
Other .....................................             1,223          1,313
-------------------------------------------------------------------------------
Total other liabilities ...................           $26,817        $18,405
===============================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

7. Research and Development Costs:

Total research and development costs charged to operations amounted to $4,257, $4,242 and $3,819 for the years ended December 31, 2000, 1999 and 1998, respectively.

8. Operating Lease Commitments and Rent Expense:

The Company leases certain office facilities and equipment under leases with varying terms.

      Future minimum lease payments of noncancelable operating leases having initial or remaining lease terms in excess of one year as of December 31, 2000 are as follows:

Years Ending
--------------------------------------------------------------------------------
2001 .......................................................             $ 2,880
2002 .......................................................               2,650
2003 .......................................................               1,960
2004 .......................................................               1,388
2005 .......................................................               1,270
Thereafter .................................................               6,351
--------------------------------------------------------------------------------
Total minimum lease payments ...............................             $16,499
================================================================================

      Rent expense was $2,797, $3,030 and $2,368 for the years ended December 31, 2000, 1999 and 1998, respectively.

9. Retirement Plans:

Retirement benefits are provided for substantially all employees under Company-sponsored defined benefit pension plans. The plans are noncontributory and generally provide monthly lifetime payments, normally commencing at age 65. Benefits under the plans are based upon the provisions of negotiated labor contracts and years of service. It is the Company's policy to make contributions to these plans sufficient to meet the minimum funding requirements of applicable laws and regulations plus such additional amounts, if any, the Company's actuarial consultants advise to be appropriate.

      Net periodic pension cost includes the following components:

                                                      For the years ended
                                                          December 31,
                                               ---------------------------------
                                                 2000        1999        1998
--------------------------------------------------------------------------------
Service cost ...............................   $ 1,079     $ 1,152     $ 1,134
Interest cost ..............................     4,063       3,920       3,898
Expected return on
   plan assets .............................    (4,329)     (4,100)     (4,070)
Amortization of transition
   amount ..................................        76          76          76
Amortization of prior
   service benefit .........................      (242)       (242)       (242)
Recognized actuarial
   (gain) loss .............................       (44)        186           2
--------------------------------------------------------------------------------
Net periodic
   pension cost ............................   $   603     $   992     $   798
================================================================================

Weighted-average assumptions as of
December 31 were as follows:
                                                  2000        1999        1998
--------------------------------------------------------------------------------
Discount rate ..............................      7.25%       7.25%       6.75%
Rate of compensation
   increase ................................      5.00%       5.00%       5.00%
Expected long-term
   rate of return
   on assets ...............................      9.00%       9.00%       9.00%

      The following table sets forth the components of the change in projected benefit obligation and fair value of plan assets during 2000 and 1999 as well as funded status of the plans at December 31, 2000 and 1999:

                                                    December 31,    December 31,
                                                       2000             1999
--------------------------------------------------------------------------------
Accumulated benefit
   obligation at end of year ...................      $57,721         $57,314
================================================================================
Change in projected benefit
  obligation:
  Projected benefit obligation
    at beginning of year .......................      $58,281         $60,352

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

   Service cost ................................          1,079           1,152
   Interest cost ...............................          4,063           3,920
      Actuarial gain ...........................            (99)         (2,713)
   Benefits paid ...............................         (4,525)         (4,430)
-------------------------------------------------------------------------------
Projected benefit obligation
     at the end of the year ....................       $ 58,799        $ 58,281
===============================================================================
Change in plan assets:
   Fair value of plan assets
     at beginning of year ......................       $ 49,177        $ 46,926
   Actual return on assets .....................           (713)          4,823
   Employer contributions ......................          2,407           1,858
   Benefit paid ................................         (4,525)         (4,430)
-------------------------------------------------------------------------------
Fair value of plan assets
   at end of year ..............................       $ 46,346        $ 49,177
===============================================================================
Funded status ..................................       $(12,453)       $ (9,104)
Unrecognized transition
  amount .......................................           (143)            (67)
Unrecognized prior
  service benefit ..............................         (1,493)         (1,736)
Unrecognized net
  actuarial loss ...............................          8,370           3,383
-------------------------------------------------------------------------------
Net amount
  recognized ...................................       $ (5,719)       $ (7,524)
===============================================================================
Amounts recognized in the financial
statements consist of:
   Accrued benefit liability
      (including current amount
      of $155 and $750,
      respectively) ............................       $(11,786)       $ (9,754)
   Intangible asset ............................            564             655
   Deferred tax asset ..........................          2,009             575
   Accumulated other
      comprehensive
      income ...................................          3,494           1,000
-------------------------------------------------------------------------------
Net amount
  recognized ...................................       $ (5,719)       $ (7,524)
===============================================================================

      For the year ended December 31, 1999, one of the plan's assets exceeded the projected benefit obligation. At December 31, 1999, the projected benefit obligation, accumulated benefit obligation, and assets were $31,276, $30,309 and $31,695, respectively, related to this plan.

      The Company also has two 401(k) defined contribution retirement plans that cover substantially all employees. Eligible employees may contribute up to 15% of compensation with partially matching Company contributions. The charge to income relating to the Company match was $1,102, $1,356 and $1,529 for the years ended December 31, 2000, 1999 and 1998, respectively.

10. Postretirement Benefits Other Than Pensions:

      Net periodic postretirement benefits cost is as follows:

                                                    For the years ended
                                                        December 31,
                                             ---------------------------------
                                              2000          1999          1998
------------------------------------------------------------------------------
Service cost .........................       $ 134         $ 148         $ 139
Interest cost ........................         461           480           480
Amortization of
   prior service benefit .............        (417)         (409)         (409)
Amortization of
   net (gain) loss ...................          (3)           71            60
------------------------------------------------------------------------------
Net periodic benefits cost ...........       $ 175         $ 290         $ 270
==============================================================================
Weighted average
   discount rate .....................        7.25%         7.25%         6.75%
==============================================================================

      The change in benefit obligation and the actuarial and recorded liabilities for these postretirement benefits, none of which have been funded in 2000 and 1999, were as follows:

                                                   December 31,     December 31,
                                                       2000             1999
--------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at end
  of prior year ..............................       $ 7,141          $ 7,376
Service cost
  (with interest) ............................           134              148
Interest cost ................................           461              480
Actuarial gain ...............................          (449)            (346)
Benefits paid ................................          (487)            (517)
--------------------------------------------------------------------------------
Benefit obligation at end
  of year ....................................       $ 6,800          $ 7,141
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

Funded status ............................          $ (6,800)          $ (7,141)
Unrecognized net
  gain ...................................              (959)              (513)
Unrecognized prior
  service benefit ........................            (1,989)            (2,406)
-------------------------------------------------------------------------------
Accrued postretirement
  benefit cost ...........................            (9,748)           (10,060)
Less current portion .....................               419                413
-------------------------------------------------------------------------------
Noncurrent
  postretirement
  benefit obligations ....................          $ (9,329)          $ (9,647)
===============================================================================

      The annual rate of increase in the per capita cost of covered health care benefits was assumed to be 7.3% in 2000; the rate was assumed to decrease gradually to 5.0% over the next 6 years and remain level thereafter. An increase of one percentage point in the assumed health care cost trend rates for each future year would increase the aggregate of the service and interest cost components of net periodic postretirement benefits cost by $49 for the year ended December 31, 2000, and would increase the accumulated postretirement benefit obligations by $461 at December 31, 2000.

11. Income Taxes:

The provision (benefit) for income taxes is comprised of the following:

                                                    For the years ended
                                                        December 31,
                                           -------------------------------------
                                              2000           1999           1998
--------------------------------------------------------------------------------
Current:
  Federal ..........................       $(2,297)       $   259        $ 2,866
  State ............................            88            113             45
Deferred:
  Federal ..........................        (1,633)         2,123          2,353
  State ............................        (1,220)          (245)           399
  Valuation allowance ..............         1,086            469             --
--------------------------------------------------------------------------------
Provision (benefit) for
  income taxes .....................       $(3,976)       $ 2,719        $ 5,663
================================================================================

      The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate expressed as a percentage of income before income taxes:

                                                   For the years ended
                                                       December 31,
                                          --------------------------------------
                                            2000           1999           1998
--------------------------------------------------------------------------------
Statutory federal
   income tax rate ................         34.0%          34.0%          34.0%
State income taxes,
   net of federal
   benefit ........................          5.5            2.7            1.9
Goodwill ..........................         (1.2)           1.9            1.0
Other .............................         (5.4)          (3.0)          (0.4)
--------------------------------------------------------------------------------
Effective tax rate ................         32.9%          35.6%          36.5%
================================================================================

      Deferred taxes are recorded using enacted tax rates based upon differences between financial statement and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The components of the deferred tax asset and liability relate to the following temporary differences:

                                                   December 31,     December 31,
                                                       2000             1999
--------------------------------------------------------------------------------
Deferred tax asset:
   Accounts receivable .......................        $  198           $  941
   Unfunded pension
     liability ...............................         2,655            3,303
   Environmental
     remediation and
     product-related
     reserves ................................         9,743            6,399
   Postretirement
     benefit obligations .....................         3,862            3,926
   Tax credit and other
     carryovers ..............................         2,788              469
   Other accruals ............................         4,458            2,958
--------------------------------------------------------------------------------

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

Deferred tax asset .......................            23,704             17,996
Valuation allowance ......................            (1,555)              (469)
-------------------------------------------------------------------------------

Net deferred tax asset ...................            22,149             17,527
-------------------------------------------------------------------------------

Deferred tax liability:
   Depreciation and
     amortization ........................           (11,987)           (12,403)
   Inventory .............................            (3,211)            (3,756)
   Other .................................            (4,995)            (2,615)
-------------------------------------------------------------------------------

Total deferred tax
   liability .............................           (20,193)           (18,774)
-------------------------------------------------------------------------------

Net deferred tax
   asset (liability) .....................          $  1,956           $ (1,247)
===============================================================================

12. Supplemental Cash Flow Information:

Cash payments for interest were $8,625, $8,577 and $7,580 for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash payments (refunds) for income taxes were $(3,490), $903 and $3,490 for the years ended December 31, 2000, 1999 and 1998, respectively.

13. Related Party Transactions:

The Company and its controlling shareholder, American Biltrite Inc. ("ABI"- see
Note 17) provide certain goods and services to each other pursuant to agreements negotiated at arm's length. The Company had the following transactions with ABI:

                                                     For the years ended
                                                         December 31,
                                            ------------------------------------

                                             2000           1999           1998
--------------------------------------------------------------------------------

Sales to ABI ......................         $  361         $  568         $  868
Raw material
  transfers to ABI ................          3,384          4,637          3,493
Computer service
  income from ABI .................             20             17            134
Material purchases
  from ABI ........................          6,762          7,306          7,079
Management fees
  to ABI ..........................            562            900          1,291
================================================================================

      Amounts as of December 31, 2000 and 1999 due from ABI totaled $820 and $310, respectively, and are included in accounts receivable. Amounts as of December 31, 2000 and 1999 due to ABI totaled $1,421 and $1,315, respectively, and are included in accounts payable.

14. Major Customers:

Substantially all the Company's sales are to select flooring distributors and retailers located in the United States. Economic and market conditions, as well as the individual financial condition of each customer, are considered when establishing allowances for losses from doubtful accounts.

      Two customers accounted for 26% and 18% of the Company's net sales for the year ended December 31, 2000, 28% and 21% for the year ended December 31, 1999, and 25% and 22% for the year ended December 31, 1998 and accounted for 42% of accounts receivable at December 31, 1999. Another unrelated customer accounted for 42% of accounts receivable at December 31, 2000.

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

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

reflected in other noncurrent assets and are considered probable of recovery.

      The Company is named, together with a large number (in most cases, hundreds) of other companies, as a potentially responsible party ("PRP") in pending proceedings under the federal Comprehen-sive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, and similar state laws. In two instances, although not named as a PRP, the Company has received a request for information. These pending proceedings currently relate to seven disposal sites in New Jersey, Pennsylvania, Maryland, Connecticut and Delaware in which recovery from generators of hazardous substances is sought for the cost of cleaning up the contaminated waste sites. The Company's ultimate liability in connection with those sites depends on many factors, including the volume of material contributed to the site, the number of other PRPs and their financial viability, the remediation methods and technology to be used and the extent to which costs may be recoverable from insurance. However, under CERCLA, and certain other laws, as a PRP, the Company can be held jointly and severally liable for all environmental costs associated with a site.

      The most significant exposure to which the Company has been named a PRP relates to a recycling facility site in Elkton, Maryland. Two removal actions were substantially complete as of December 31, 1998, however, the groundwater remediation phase has not begun and the remedial investigation/feasibility study related to the groundwater remediation has not been approved. The PRP group estimated that future costs of groundwater remediation would be approximately $26 million of which, based on waste allocations amongst members of the PRP group, Congoleum's share was estimated to be approximately 5.5%. At December 31, 2000, the Company believes its probable liability, which has been recorded in other liabilities, based on present facts and circumstances, to be approximately $1.5 million. A corresponding insurance receivable of $1.2 million has been recorded in other noncurrent assets. No other PRP sites are material on an individual basis.

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

Asbestos-Related Liabilities: The Company is one of many defendants in approximately 1,754 pending claims (including workers' compensation cases) involving approximately 12,079 individuals as of December 31, 2000, alleging personal injury from exposure to asbestos or asbestos-containing products. There were 670 claims at December 31, 1999 that involved approximately 6,246 individuals. Activity related to asbestos claims during the years ended December 31, 2000 and 1999 was as follows:

                                                        2000              1999
-------------------------------------------------------------------------------
Claims at Jan. 1 ...........................              670               657
New Claims .................................            1,302               247
Settlements ................................              (76)              (48)
Dismissals .................................             (142)             (186)
-------------------------------------------------------------------------------

Claims at Dec. 31 ..........................            1,754               670
===============================================================================

      The total indemnity costs incurred to settle claims during 2000 and 1999 were $3.9 million and $2.9 million, respectively, which were paid by the Company's insurance carriers, as were the related defense costs. Costs per claim vary depending on a number of factors, including the nature of the alleged exposure and the jurisdiction where the claim was litigated. As of December 31, 2000, the Company has incurred asbestos-related claims of $10.2 million, to resolve claims of over 33,000 claimants, all of which have been paid by the Company's insurance carriers. The average indemnity cost per resolved claimant is $310. Over 98% of claims incurred by the Company have settled, on average, for amounts less than $100 per claimant.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

      Nearly all claims allege that various diseases were caused by exposure to asbestos-containing products, including sheet vinyl and resilient tile manufactured by the Company (or, in the workers' compensation cases, exposure to asbestos in the course of employment with the Company). The Company discontinued the manufacture of asbestos-containing sheet vinyl products in 1983 and asbestos-containing tile products in 1974. In general, governmental authorities have determined that asbestos-containing sheet and tile products are nonfriable (i.e., cannot be crumbled by hand pressure) because the asbestos was encapsulated in the products during the manufacturing process. Thus, governmental authorities have concluded that these products do not pose a health risk when they are properly maintained in place or properly removed so that they remain nonfriable. The Company has issued warnings not to remove asbestos-containing flooring by sanding or other methods that may cause the product to become friable.

      The Company regularly evaluates its estimated liability to defend and resolve current and reasonably anticipated future asbestos-related claims. It reviews, among other things, recent and historical settlement and trial results, the incidence of past and recent claims, the number of cases pending against it, and asbestos litigation developments that may impact the exposure of the Company. One such development, the declarations of bankruptcy by several companies that are typically lead defendants in asbestos-related cases, may have negatively impacted the Company's claim experience. The estimates developed are highly uncertain due to the limitations of the available data and the difficulty of forecasting the numerous variables that can affect the range of the liability.

      During the fourth quarter of fiscal 2000, the Company updated its evaluation of the range of potential defense and indemnity costs for asbestos-related liabilities and the insurance coverage in place to cover these costs. As a result of the Company's analysis, the Company has determined that its range of probable and estimable losses for asbestos-related claims through the year 2049 is $35.1 million to $161.3 million before considering the effects of insurance recoveries and before discounting to present value. As discussed previously, it is very difficult to forecast a liability for the Company's ultimate exposure for asbestos-related claims as there are multiple variables that can affect the timing, severity, and quantity of claims. As such, the Company has concluded that no amount within that range is more likely than any other, and therefore has determined that the amount of the gross liability it should record for asbestos-related claims is equal to $35.1 million in accordance with generally accepted accounting principles.

      For a majority of the period that Congoleum produced asbestos-containing products, the Company purchased primary and excess insurance policies that cover bodily injury asbestos claims. The Company believes that it has in excess of $1 billion primary and excess insurance coverage available as of December 31, 2000 to cover asbestos-related claims. To date, all claims and defense costs have been paid through primary insurance coverage, and the Company anticipates that primary insurance coverage will continue to cover these costs in the near future.

      The same factors that affect developing forecasts of potential defense and indemnity costs for asbestos-related liabilities also affect estimates of the total amount of insurance that is probable of recovery, as do a number of additional factors. These additional factors include the financial viability of some of the insurance companies, the method in which losses will be allocated to the various insurance policies and the years covered by those policies, and how legal and other loss handling costs will be covered by the insurance policies.

      The Company has determined, based on its review of its insurance policies and the advice of legal counsel, that approximately $20 million of the estimated $35 million gross liability is highly probable of recovery. This determination was made after considering the terms of the available insurance coverage and the financial viability of the insurance companies. The Company believes that the criteria to offset the estimated gross liability with this highly probable insurance recovery, as defined by generally accepted accounting principles, have been met. The balance of the estimated gross liability of $15 million has been reflected in the balance sheet as a long-term liability. The Company has also recorded in the

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

balance sheet an insurance receivable of $7 million that represents an estimate of probable insurance recoveries that do not qualify for offsetting against the gross liability. This insurance receivable has been recorded in other long-term assets.

      Since many uncertainties exist surrounding asbestos litigation, theCompany will continue to evaluate its asbestos-related estimated liability and corresponding estimated insurance assets as well as the underlying assumptions used to derive these amounts. It is reasonably possible that the Company's total exposure to asbestos-related claims may be greater than the recorded liability and that insurance recoveries may be less than the recorded asset. These uncertainties may result in the Company incurring future charges to income to adjust the carrying value of recorded liabilities and assets. Congoleum does not believe, however, that asbestos-related claims will have a material adverse effect on its financial position or liquidity.

      The total balances of environmental and asbestos-related liabilities and the related insurance receivables deemed probable of recovery at December 31 are as follows:

                                            2000                   1999
(in millions)                       Liability  Receivable  Liability  Receivable
--------------------------------------------------------------------------------
Environmental
  liabilities .................       $ 5.1       $ 2.0      $ 7.5       $ 2.0
Asbestos product
  liability ...................        15.1         7.1        4.4          .8
Other .........................         1.2          --         .8          --
--------------------------------------------------------------------------------
Total .........................       $21.4       $ 9.1      $12.7       $ 2.8
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

      Pro forma disclosure regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999, and 1998, respectively: option forfeiture of 15%; risk-free interest rates of 5.08%, 6.61%, and 4.80%; no dividends; volatility factors of the expected market price of the Company's common stock of .597 for 2000, .576 for 1999, and .365 for 1998; and a weighted-average expected life of the options of 7 years. The exercise prices of options outstanding at December 31, 2000 are as follows: 99.5 shares @ $3.50 to $3.63; 293.5 shares @ $7.19 to $9.00; and 300 shares @ $13.00 per share.

      For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Certain options repriced in 1998 were not fully vested and, accordingly, were subject to a new vesting schedule. The additional pro forma compensation (along with any existing unamortized pro forma compensation) will be amortized over the new vesting period beginning in 1998. The Company's estimated pro forma compensation expense from stock options for the years ended December 31, 2000, 1999, and 1998, respectively, was $388, $684, and $648. The Company's pro forma net (loss) income for the years ended December 31, 2000, 1999, and 1998, respectively, is as follows: 2000, $(8,517) or $(1.03) per share; 1999, $4,244, or $0.49 per share; and 1998, $6,792, or $0.75 per share.

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

      A summary of the Company's 1995 Stock Option Plan activity, and related information, is as follows:

December 31, 2000:
--------------------------------------------------------------------------------
                                                    Shares      Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ....................           617,000           $10.93
Options granted ........................            99,500             3.54
Options exercised ......................                --               --
Options forfeited ......................           (23,500)            9.00
                                                   -------
Options outstanding
  end of year ..........................           693,000           $ 9.93
================================================================================

Exercisable at end of year .............           416,400           $11.87
Weighted average remaining
  contractual life .....................           6 years               --
Stock options available
  for future issuance ..................           105,000               --
================================================================================

December 31, 1999:
--------------------------------------------------------------------------------
                                                    Shares      Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ....................           626,000           $10.91
Options granted ........................             5,000             7.19
Options exercised ......................                --               --
Options forfeited ......................           (14,000)            9.00
                                                   -------
Options outstanding
  end of year ..........................           617,000           $10.93
================================================================================

Exercisable at end of year .............           306,200           $12.12
Weighted average remaining
  contractual life .....................           7 years               --
Stock options available
  for future issuance ..................           181,000               --
================================================================================

December 31, 1998:
--------------------------------------------------------------------------------
                                                    Shares      Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ....................           511,900           $13.01
Options granted* .......................           345,000             9.00
Options exercised ......................                --               --
Options forfeited ......................           (22,400)           11.82
Options exchanged*  ....................          (208,500)           12.82
                                                   -------
Options outstanding
  end of year ..........................           626,000           $10.91
================================================================================

Exercisable at end of year .............           180,000           $13.00
Weighted average remaining
  contractual life .....................           8 years               --
Stock options available
  for future issuance ..................           172,000               --
================================================================================

* Includes 208,500 options repriced in 1998.

      The weighted average grant date fair value of options granted for the 1995 Plan in 2000, 1999 and 1998 was $2.28, $4.67 and $4.31, respectively.

      On July 1, 1999, a Directors Stock Option Plan was established, under which non-employee directors may be granted options to purchase up to 50,000 shares of Class A common stock. Options granted have ten-year terms and vest 6 months from the grant date.

      The exercise price of options outstanding at December 31, 2000 range from $3.88 to $7.19 per share.

A summary of the Directors Stock Option Plan activity, and related information, is as follows:

December 31, 2000:
--------------------------------------------------------------------------------
                                                   Shares       Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ...................             5,000             $7.19
Options granted .......................             3,000              4.08
Options exercised .....................                --                --
Options forfeited .....................                --                --
                                                    -----
Options outstanding
  end of year .........................             8,000             $6.02
================================================================================

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

December 31, 1999:
--------------------------------------------------------------------------------
                                                   Shares       Weighted average
                                                                 exercise price
--------------------------------------------------------------------------------
Options outstanding
  beginning of year ...................                --                --
Options granted .......................             5,000             $7.19
Options exercised .....................                --                --
Options forfeited .....................                --                --
                                                    -----
Options outstanding
  end of year .........................             5,000             $7.19
================================================================================

The weighted average grant date fair value of options granted for the Directors Stock Option Plan in 2000 and 1999 was $1.79 and $3.15, respectively.

17. Stockholders' Equity:

Holders of the Class B shares are entitled to two votes per share on all matters submitted to a vote of stockholders other than certain extraordinary matters. The holders of the Class A shares are entitled to one vote per share on all matters submitted to a vote of stockholders.

      In November 1998, the Board of Directors authorized the Company to repurchase an additional $5,000 of the Company's common stock (Class A and Class B shares) through the open market or through privately negotiated transactions, bringing the total authorized common share repurchases to $15,000. Under the total plan, Congoleum has repurchased $13,913 of common stock through December 31, 2000. Shares of Class B stock repurchased (totaling 741,055) have been retired. As of December 31, 2000, ABI owned 151,100 Class A and 4,395,605 Class B shares that represented 69.5% of the voting control of the Company.

18. Quarterly Financial Data (Unaudited):

The following table summarizes unaudited quarterly financial information.

                                        Year ended December 31, 2000
                              --------------------------------------------------
                                  First       Second      Third      Fourth
                                 Quarter     Quarter     Quarter    Quarter
--------------------------------------------------------------------------------
Net sales ....................   $56,868     $55,262     $60,979    $51,535
Gross profit .................    12,663      12,328      15,509     13,771
Net income (loss) ............    (1,934)     (2,203)      1,725     (5,717)(1)
Net income (loss) per
  share ......................   $  (.23)    $  (.27)    $   .21    $  (.69)
================================================================================

                                        Year ended December 31, 1999
                              --------------------------------------------------
                                First         Second        Third         Fourth
                               Quarter       Quarter       Quarter       Quarter
--------------------------------------------------------------------------------
Net sales ..............       $65,387       $64,306       $62,495       $53,818
Gross profit ...........        18,193        18,688        19,160        13,406
Net income .............           737         1,191         1,506         1,494
Net income per
  share ................       $   .08       $   .14       $   .17       $   .18
================================================================================

(1) The loss in 2000 includes $6,049 or $.73 per share for the after-tax cost of a major distributor change referred to in Note 19 of the Financial Statements.

19. Distributor Transition Costs:

During the third quarter of 2000, the Company announced the appointment of Mohawk Industries, Inc. as a national distributor. At the same time, the Company announced it was terminating its distribution arrangements with LDBrinkman & Co., who had been its exclusive distributor in much of the southwestern United States, accounting for 21% of the Company's sales in 1999. LDBrinkman & Co. contested the Company's right to terminate its distributor agreement and the matter went to arbitration in the fourth quarter of 2000. The parties signed a final settlement agreement in February 2001.

      The Company recorded a charge in the fourth quarter of 2000 to provide for the nonrecurring costs associated with the transition. Included in this charge were certain costs incurred by the Company for establishing Mohawk as a distributor. The Company also agreed to subsidize a portion of the costs of merchandising materials for Mohawk such as samples and displays. Also included in the charge are certain termination payments to be made

Congoleum Corporation
Notes to Financial Statements (continued)
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

to LDBrinkman pursuant to the terms of the settlement agreement. These costs will be paid in the first three quarters of fiscal 2001 and are not contingent upon future performance of either of the parties under the agreement.

      The Company has provided right-of-return provisions to LDBrinkman in the termination agreement whereby LDBrinkman may return certain unsold inventory purchased from the Company that meets minimum size and quality requirements. As such, the Company has deferred the recognition of revenue for its estimate of returns of inventory under this right-of-return agreement. The Company has reduced revenues by $4.0 million and cost of sales by $2.7 million to account for this estimate of returns of inventory sold during 2000.

      A summary of the distributor transition costs appears below:

================================================================================
Costs of establishing Mohawk
   as a distributor .........................................             $3,076
LDBrinkman termination costs ................................              4,641
--------------------------------------------------------------------------------
                                                                           7,717
--------------------------------------------------------------------------------
Impact on gross margin of
   estimated sales returns ..................................              1,291
--------------------------------------------------------------------------------
Total reduction in pre-tax
   income ...................................................              9,008
--------------------------------------------------------------------------------
Tax effect ..................................................              2,959
--------------------------------------------------------------------------------
Total reduction in net income ...............................             $6,049
================================================================================

      Of the $7,717 in costs, $4,659 remains unpaid as of December 31, 2000 and is included in accrued expenses. Accrued expenses and inventory have been increased by the provision for returned goods.

Congoleum Corporation
Report of Independent Auditors
--------------------------------------------------------------------------------

To the Board of Directors
and Stockholders of
Congoleum Corporation:

We have audited the accompanying balance sheets of Congoleum Corporation as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Congoleum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Congoleum Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP


Ernst & Young LLP
Philadelphia, Pennsylvania
February 9, 2001

Directors and Officers
--------------------------------------------------------------------------------

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

John N. Irwin III
Managing Director of Hillside Capital Incorporated

Mark N. Kaplan
Of Counsel, Skadden, Arps, Slate, Meagher & Flom LLP (Attorneys)

Richard G. Marcus
Vice Chairman of Congoleum Corporation and President and Chief Operating Officer of American Biltrite Inc.

William M. Marcus
Executive Vice President and Treasurer of American Biltrite Inc.

Mark S. Newman
Chairman of the Board, President & Chief Executive Officer of DRS Technologies, Inc.

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

Dennis P. Jarosz
Senior Vice President - Marketing

Sidharth Nayar
Senior Vice President - Finance

Thomas A. Sciortino
Senior Vice President - Administration

Merrill M. Smith
Senior Vice President - Technology

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

Congoleum Corporation
3500 Quakerbridge Road
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

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(908) 497-2300

Market Information

The Company's Class A common stock is listed on the American Stock Exchange. The following table reflects the high and low prices (rounded to the nearest one-sixteenth) based on American and New York Stock Exchange trading over the past two years.

2000                                                          High           Low
--------------------------------------------------------------------------------
First Quarter ......................................             4       2 15/16
Second Quarter .....................................        4 3/16       2 13/16
Third Quarter ......................................             5         3 3/4
Fourth Quarter .....................................         4 5/8         2 1/8

1999                                                          High           Low
--------------------------------------------------------------------------------
First Quarter ......................................       8 15/16         6 1/2
Second Quarter .....................................         9 3/8         6 5/8
Third Quarter ......................................         7 7/8             5
Fourth Quarter .....................................       4 15/16         2 3/4

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

      The number of registered and beneficial holders of the Class A common stock on February 10, 2001 was approximately 1,000.

Annual Meeting

The 2001 Annual Meeting of the Stockholders of Congoleum Corporation will be held on Tuesday, May 8, 2001 at FleetBoston Financial Corporation, 35th Floor, 100 Federal Street, Boston, Massachusetts at 8:30 a.m. local time.

Stockholder Information

The Company will supply any owner of common stock, upon written request to Mr. Howard N. Feist III of the Company at the address set forth herein, and without charge, a copy of the Annual Report on Form 10-K for the year ended December 31, 2000, which has been filed with the Securities and Exchange Commission.


                                                       Printed on Recycled Paper