Form 10-K/A, Exhibit 13
period 2000-12-31
CONGOLEUM CORP
filed 2001-09-24
CIK 23341

Exhibit 13.1

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

      Selling, general and administrative expenses were $54.4 million for the year ended December 31, 2000 as compared to $57.4 million for the year ended December 31, 1999, a decrease of $3.0 million or 5.3%. As a percent of net sales, selling, general and administrative expenses increased from 23.3% in 1999 to 24.2% in 2000. The Company initiated expense reductions during the second quarter in response to weaker sales, resulting in lower spending. The Company performed a periodic analysis of its allowance for doubtful accounts in the fourth quarter of 2000. This analysis considered both quantitative and qualitative criteria of our existing customer base, among which is the relative financial strength of our distributors. The Company reversed $1.8 million of its allowance for doubtful accounts upon the completion of its analysis, which also contributed to the reduction in selling, general and administrative expenses in 2000.

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